




Notice of Annual Meeting
of Shareholders,
2019 Proxy Statement and
2019 Annual Report



ADTALEM
GLOBAL EDUCATION

About Us

#WEAREADTALEM

Adtalem Global Education is a workforce solutions provider and the parent organization of Adtalem Educacional do Brasil (IBMEC, Damásio and Wyden institutions), American University of the Caribbean School of Medicine, Association of Certified Anti-Money Laundering Specialists, Becker Professional Education, Chamberlain University, EduPristine, OnCourse Learning, Ross University School of Medicine and Ross University School of Veterinary Medicine.

STUDENT FOCUSED

Empowering individuals is the meaning behind our name – Adtalem Global Education. Adtalem (pronunciation: ad TAL em) is Latin for "To Empower."



MISSION

We provide global access to knowledge that transforms lives and enables careers.



VISION

To create a dynamic global community of life-long learners who improve the world.



PURPOSE

We empower students to achieve their goals, find success and make inspiring contributions to our global community.

WE ARE

9

institutions and companies



MORE THAN

11,300

colleagues



OPERATING IN

21

different countries



WITH

56

operating campuses



As of June 30, 2019. The number of colleagues above includes more than 9,000 full- and part-time employees and approximately 2,300 independent contractors. The number of countries above reflects countries where we have locations or corporate entities.

Message from our Chairman of the Board, President and CEO

October 3, 2019



To Our Shareholders:

Fiscal 2019 was a transitional year for Adtalem as we made bold moves to streamline our business into a leading workforce solutions provider. We completed the divestures of DeVry University and Carrington College — critical milestones in our strategy to refocus our three vertical businesses to better support our employer partners. We also expanded our portfolio through the acquisition of OnCourse Learning, an exciting new financial services company that gives us expanded customer reach in financial services markets. This portfolio repositioning has allowed us to leverage our strengths in the degree offering and test preparation and certification areas of workforce solutions, narrow our focus to those industries with attractive supply and demand imbalances and pivot ahead of the market with strategic customer relationships. Operationally, despite facing significant headwinds in Brazil, we delivered modest revenue and EPS growth in fiscal year 2019. The progress we made during the year reflects our steadfast commitment to executing on our long-term strategic goals.

At our Investor Day in May 2019, we unveiled a refreshed and updated strategy that will position Adtalem to better address the global workforce skills gap and permit us to better serve our markets in a more competitive and comprehensive way. As part of this strategy, not only will we work to empower students, but we will also form long-lasting partnerships with employers that aim to upskill and augment their workforces. This will reinforce Adtalem's leadership position as the industry shifts towards providing employer-ready candidates, flexible, ongoing training and lifelong learning for employees. I'm incredibly proud of the traction we've already seen as our organization has embraced our vision to become a leading workforce solutions provider.

Our segments largely performed well during the year, as we continued to focus on creating superior student outcomes and improving student diversity, which we believe is an important competitive advantage for Adtalem.

Within our Medical and Healthcare segment, we achieved strong results on improving student outcomes through improved NCLEX pass rates at Chamberlain and record-high first-time residency attainment rates at the American University of the Caribbean School of Medicine (AUC) and the Ross University School of Medicine (RUSM). As a part of our commitment to increase diversity amongst doctors in the U.S., we executed six agreements over the year with Historically Black Colleges and Universities and Hispanic Serving Institutions to bring qualified students from these schools into RUSM. With more than 15 students representing all six HBCUs already enrolled, these partnerships are off to a great start, and we aim to build the pipeline in fiscal 2020.

> "As we begin fiscal 2020, we remain focused on accelerating growth by executing on our transformational workforce solutions provider strategy which will expand our customer base, product offerings and markets."

Our Financial Services segment continued its trajectory of remarkable revenue growth, driven not only by sustained, double-digit growth in ACAMS, but also through growing momentum at Becker, a brand we reinvigorated with a strengthened core CPA value proposition, expanded CPE product offerings and more flexible delivery options. Through these efforts, we have been able to broaden our presence as a workforce solutions provider.

We did, however, face a number of challenges within our Business and Law segment in Brazil, such as delays in government funding, unfavorable currency exchange rates and increased pricing competition, which materially impacted our revenue within this segment. As a result, we implemented substantial administrative and back-office cost savings in the segment to mitigate the impact of these factors, and we began to see the benefit of these actions in the fourth quarter of fiscal 2019. At the same time, we did not waver on our commitment to maintaining the quality of student outcomes, which we believe is a testament to the operational strength of our team.

As we begin fiscal 2020, we remain focused on accelerating growth by executing on our transformational workforce solutions provider strategy which will expand our customer base, product offerings and markets. We continue to partner with educational institutions and employer partners to deliver upskilling and more workforce-ready employees, including Northeastern University where we partnered to launch AI for financial services in the fall of 2019, and Oschner Health Systems where we colocated our Chamberlain University campus. We also recently strengthened our experienced, global leadership team with the addition of Mike Randolfi, our Chief Financial Officer. Mike will play a critical role as we build upon our strong foundation to deliver improving and consistent financial performance. Together, our team is committed to unlocking value creation opportunities as a workforce solutions provider and aligning our business with our mission and student commitments to drive long-term growth and enhanced profitability.

On behalf of our entire Adtalem Global Education team and Board of Directors, I would like to thank you — my fellow shareholders — for your continued support for the work we are doing. The Adtalem community is working to deliver transformative academic outcomes and financial returns, and we truly appreciate your confidence in this mission.

Lisa W. Wardell

Lisa W. Wardell
Chairman of the Board, President & CEO

Notice of Annual Meeting of Shareholders



DATE AND TIME
November 6, 2019
8:00 a.m. Mountain Standard Time



PLACE
Pointe Hilton
Tapatio Cliffs Resort
11111 North 7th Street
Phoenix, Arizona 85020



RECORD DATE
September 17, 2019

ITEMS OF BUSINESS

	Board Voting Recommendation
Proposal No. 1: Elect the directors named in the attached Proxy Statement to serve until the 2020 Annual Meeting of Shareholders	**FOR** each director nominee
Proposal No. 2: Ratify selection of PricewaterhouseCoopers LLP as independent registered public accounting firm	**FOR**
Proposal No. 3: Say-on-pay: Advisory vote to approve the compensation of our named executive officers	**FOR**
Proposal No. 4: Approve the Adtalem Global Education Inc. 2019 Employee Stock Purchase Plan	**FOR**

Shareholders will also consider such other business as may come properly before the Annual Meeting or any adjournment thereof.

This notice and Proxy Statement, voting instructions, and Adtalem Global Education Inc.'s 2019 Annual Report to Shareholders are being mailed to shareholders beginning on or about October 4, 2019.

Stephen W. Beard

Stephen W. Beard
Chief Operating Officer, General Counsel and Corporate Secretary

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:



VIA THE INTERNET
Visit the web site listed on your proxy card



BY TELEPHONE
Call the telephone number on your proxy card



BY MAIL
Sign, date and return your proxy card in the enclosed envelope



IN PERSON
Attend the Annual Meeting in Phoenix, Arizona For directions: https://www.tapatiocliffshilton.com/hotel-location/

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on November 6, 2019. Our Proxy Statement and the Adtalem Global Education Inc. Annual Report for 2019 are available online at www.proxyvote.com or at our investor relations website, http://investors.adtalem.com/.

Proxy Summary

This summary highlights selected information about the items to be voted on at the annual meeting. It does not contain all of the information that you should consider in deciding how to vote. You should read the entire proxy statement carefully before voting.

OUR BOARD OF DIRECTORS

Director Nominees

Diverse mix of backgrounds, current and former CEOs and a former finance executive at a leading global company

Name and Principal Occupation	Age	Director Since	Other Public Company Boards	Committee Memberships				
				ACA	AUD	COM	ER	NG
Steven M. Altschuler, M.D. INDEPENDENT Managing Director, Healthcare Ventures, at Ziff Capital Partners	65	2018	2	★	🤲$			
William W. Burke[1] LEAD INDEPENDENT DIRECTOR President and Founder, Austin Highlands Advisors, LLC	60	2017	1		🤲$+	📊$		
Donna J. Hrinak INDEPENDENT Corporate Vice President, The Boeing Company President, Boeing Latin America	68	2018		★	🤲$			
Georgette Kiser INDEPENDENT Managing Director and Chief Information Officer, The Carlyle Group	51	2018	2				👥	🏛
Lyle Logan INDEPENDENT Executive Vice President and Managing Director, The Northern Trust Company	60	2007	1			📊$	👥	
Michael W. Malafronte INDEPENDENT Managing Partner, International Value Advisers, LLC and President, IVA Funds	45	2016			🤲$	📊$		🏛
Lisa W. Wardell[2] Chairman of the Board, President and CEO, Adtalem Global Education	50	2008	1					
James D. White[3] INDEPENDENT Retired Board Chair, CEO and President Jamba, Inc.	58	2015	1	★				🏛

★ Academic Quality Committee 🤲$ Audit and Finance Committee 🏛 Nominating & Governance Committee 📊$ Compensation Committee 👥 External Relations Committee + Audit Committee Financial Expert ☐ Committee Chair

[1] Appointed as Lead Independent Director effective as of July 16, 2019

[2] Appointed as Chairman of the Board on July 16, 2019

[3] Served as Chairman of the Board through July 16, 2019

Board Highlights

BOARD INDEPENDENCE

Independent


Not Independent


87.5%

of our current directors are independent, including our lead independent director ("Lead Independent Director"), each of our five committees are composed entirely of independent directors, and our CEO is the only member of management who serves as a director

TENURE

Less than 3 years	3 to 8 years	Over 8 years	Average Tenure
			**4** years

AGE

Under 50	50 to 60	61 to 72	Average Age
			**57.1** years

BOARD DIVERSITY



37.5%	50%	25%
Female	Minority	Lived and Worked Outside of U.S.

SKILLS AND EXPERIENCE

 **Senior Executive**  **8**/8

 **Strategy**  **8**/8

 **Governance**  **6**/8

 **M&A/Joint Ventures**  **4**/8

 **Healthcare and Medical**  **3**/8

 **Human Capital Management**  **4**/8

 **Financial Reporting**  **3**/8

 **Compensation**  **5**/8

CORPORATE GOVERNANCE HIGHLIGHTS

Shareholder Engagement

We conduct regular outreach and engagement with our shareholders and value their insight and feedback. Although our 2018 say-on-pay vote received majority shareholder approval, our Board of Directors ("Board") and management team were disappointed to have not received the robust shareholder support we have enjoyed in the past. During the past 12 months, we have actively sought to understand what actions we could take to address shareholder concerns.

OUR OUTREACH

We reached out to our shareholders representing approximately **80% of shares owned**.



We contacted shareholders representing more than **80%** of shares owned.

We met with shareholders representing more than **40%** of shares owned

OUR PARTICIPANTS

To ensure access to key roles in Adtalem's corporate governance and the executive compensation planning process, participants varied per call and included:

- The Chairman of our Compensation Committee
- Our Vice President of Investor Relations
- Our Senior Vice President of Human Resources
- Our Chief Operating Officer, General Counsel and Corporate Secretary

What We Heard, and What We Have Done in Response

What We Heard	What We Have Done	When Effective	Learn More
Questions about the design of our performance share units (PSUs)	Changed our PSU design to base calculations solely on average performance over three years	Started with PSUs granted in August 2019 (fiscal year 2020)	Page 39
Questions about the fiscal year 2018 equity grant to our CEO	Did not grant additional equity to our CEO in fiscal year 2019, as promised	Fiscal year 2019	Page 51
	Enhanced our disclosure regarding the fiscal year 2018 equity grant	This proxy statement	Page 51
Questions about our CEO's individual performance goals under our Management Incentive Plan ("MIP")	Enhanced our disclosure regarding our CEO's individual performance goals	This proxy statement	Page 48

Recent Enhancements

Our Board continually monitors best practices in corporate governance and, consistent with feedback from shareholders and other stakeholders, has taken the following actions in recent years:

2019
- Appointed a Lead Independent Director when our CEO was appointed as our Chairman of the Board
- Enhanced our proxy statement to focus on disclosures in key areas of investor interest
- Increased stock ownership requirements for our Chief Operating Officer and other executive officers

2018
- Broadened our shareholder outreach program and increased Board involvement

2017
- Adopted proxy access (3%, 3 years, group up to 20 shareholders, greater of 2 directors or 20%)
- Amended By-laws to provide for majority voting with plurality carve out for contested elections
- Approved Director resignation requirement upon change of principal job responsibilities
- Added a Lead Independent Director requirement when our Chairman of the Board is not independent
- Adopted outside Board service limits

2016
- Established policy allowing shareholders owning 25% of our outstanding Common Stock to call a special meeting

2015
- Declassified Board
- Did not renew shareholder rights plan

Ongoing Best Practices

BOARD COMMITTEES

- ✔ We have five Board committees – Academic Quality, Audit and Finance, Compensation, External Relations, and Nominating & Governance
- ✔ The Chair of each committee, in consultation with the committee members, determines the frequency and length of committee meetings
- ✔ Our Board and each of its committees are authorized to retain independent advisors at Adtalem's expense

DIRECTOR STOCK OWNERSHIP

- ✔ 60% of our non-employee directors' annual compensation (excluding fees for other additional roles) is in the form of restricted stock units ("RSUs")
- ✔ Our non-employee directors (other than those who are affiliated with our shareholders) are subject to a policy requiring their ownership of shares with a value equal to or in excess of three times their annual retainer

CONTINUOUS IMPROVEMENT

- ✔ New directors receive a tailored, two-day, live training program about Adtalem and its institutions from management
- ✔ Our directors are encouraged to participate in director-oriented training programs
- ✔ The Board annually undergoes a self-assessment process to critically evaluate its performance at a committee and Board level

COMMUNICATION

- ✔ Our Board promotes open and frank discussions with senior management
- ✔ Our directors have access to all members of management

EXECUTIVE COMPENSATION HIGHLIGHTS

- Strong linkage of pay to individual, institutional and financial performance
- Balanced compensation program aligning performance to interests of shareholders, students and other stakeholders

Our Compensation Framework

2017, 2018 AND 2019 COMPENSATION SNAPSHOT

		Objective	Time Horizon	Performance Measures	Additional Explanation
Salary (cash)		Reflect experience, market competition and scope of responsibilities		Assessment of performance in prior year	
Annual Incentive (cash)	MIP	Short-term operational business priorities	1 year	• Revenue* • Earnings Per Share • Individual Goals	NEW For 2019, individual goals for institutional leaders are 100% focused on performance measures relating to the institutions they lead.
Long Term Incentive ("LTI") (equity)	**Stock Options**	Reward stock price growth and retain key talent	4 year ratable	Stock price growth	• Granted in 2019, 2018 and 2017 (other than CEO in 2019) • Represents 40% of NEO LTI**
	RSUs	Align interests of management and shareholders, and retain key talent			• Granted in 2019, 2018 and 2017 (other than CEO in 2019 and 2018) • Represents 20-30% of NEO LTI**
	ROIC PSUs	Reward achievement of multi-year financial goals, align interests of management and shareholders, and retain key talent	3 year	• Return on invested capital ("ROIC") • Stock price growth	• Granted in 2019, 2018 and 2017 (other than CEO in 2019) • Represents 30-40% of NEO LTI** • FCF PSUs granted only in 2019 • Mission-based PSUs: granted in 2018 and 2017
	NEW **FCF PSUs**			• Free cash flow ("FCF") per share • Stock Price Growth	
	DISCONTINUED **Mission-Based PSUs**			• Student Outcomes • Stock Price Growth • ***Vest only if 10% EBITDA margin achieved***	

* A portion of the MIP payout for our named executive officers ("NEOs") who are executive leaders of business segments and business units is also based on the revenue and operating income at such executive's business segment or business unit.

** In 2018, Ms. Wardell received 50% of her NEO LTI in the form of stock options. In 2018, Mr. Patel, as Group President of Financial Services, received no stock options and his NEO LTI consisted of 50% RSUs, including a new hire grant, and 50% PSUs, divided into 60% PSUs with financial targets relating to Financial Services segment performance and 40% ROIC PSUs.

CEO COMPENSATION

Our CEO did not receive an equity award grant in 2019. The CEO's 2018 LTI award was "front-loaded" and intended to include the award value for both 2018 and 2019. On an annualized basis, the 2018 LTI award represented approximately 69% and 67% of the CEO's pay for 2018 and 2019, respectively.

SUSTAINABILITY AND COMMUNITY RELATIONS

Adtalem is committed to a holistic approach to our communities, providing quality learning and working opportunities, caring for the places where we operate, and conducting our business in a transparent and responsible manner. We advanced our environmental, social and governance ("ESG") strategy during fiscal year 2019, and remained steadfastly focused on our overarching philosophy of stewardship.

ADTALEM GLOBAL EDUCATION SUSTAINABILITY STRATEGY

"Adtalem's ESG practices support our purpose – to empower students to achieve their goals, find success and make inspiring contributions to our global community. Adtalem aims to empower and enhance the communities in which we teach, learn and work by operating sustainably, maintaining responsible governance standards and supporting our global community."



Environmental Practices

This was a year of enhancing our environmental activities by advancing efforts to use resources wisely including energy use, emissions reduction and reducing our consumption of plastic and paper products.



Social Practices

Our TEACH values—Teamwork, Energy, Accountability, Community and Heart—shape how we work together to fulfill our promise to students, members and each other. We joined the Historically Black Colleges and Universities ("HBCU") Challenge of the Congressional Black Caucus, to invest in creating strategic collaborations with HBCUs and work to increase diversity in key workforce sectors.



Governance Practices

Adtalem is committed to the highest standards of corporate conduct, and we pride ourselves on our governance standards and transparency. We adopted additional practices under the Association of Governing Boards standards for the boards for our four Title IV-participating institutions including digital board books, standard meeting sequences and quarterly agenda checklists.



Community Investment

We contribute to the well-being of local communities through support of philanthropic organizations and student, faculty and employee volunteer efforts. Through the Adtalem Global Education Foundation and our additional corporate giving efforts, Adtalem's total fiscal year 2019 community investment equaled $910,750.



Community Engagement

Our team is passionate about giving back to the communities in which we work, live and teach, and to helping those in need. Around the world this year, we collectively used our skills and volunteered our time providing healthcare and dental services, supporting the fight against human trafficking, and hosting hands-on medical career experience programs for high school students. Additionally, during the Adtalem Month of Service, Chicagoland employees stepped out of the office and volunteered more than 1,000 hours at various community organizations, including public schools and local food pantries.



Empower Scholarship Fund

The Empower Scholarship Fund increased its total dollars and number of recipients by awarding $703,000 in scholarships to 325 students. The fund strives to help keep education within reach by providing financial support to qualifying students. Established in 2000, the fund provides scholarships (restricted and unrestricted) to current students, especially those with the greatest need who have established a successful academic track record.

DIVERSITY AND INCLUSION

At Adtalem, we are committed to driving diversity at the top and creating an inclusive culture throughout the organization. To us, diversity and inclusion needs to be intentional to be impactful. We don't just welcome differences, we celebrate them. In fact, we believe bringing together diverse teams and innovative ideas is the best way to serve our diverse students and members, and we work collaboratively, committed to the idea that inclusion leads to innovation and high performance.

BOARD DATA

The composition of our Board reflects our intentional approach to diversity.

Female | Minority | Lived and Worked Outside the U.S.


37.5%
50%
25%

LEADERSHIP DATA

The Adtalem senior leadership team is nearly 80% diverse when considering gender and ethnicity.

Female | Minority | Combined Gender/minority


43%
43%
79%

EMPLOYEE DATA

Our employee base in the U.S. is predominantly female and includes a stronger minority representation than the U.S. labor force. Globally, our employee base is approximately half female.

Female
77.7%

Minority
38%



STUDENT DATA

The student population at our Title IV institutions is similarly diverse in gender and ethnicity.

Female
84.6%

Minority
38.1%



Please note: Adtalem colleague diversity metrics are for U.S. employees only. Board data is as of October 3, 2019; all other data is as of June 30, 2019 and represents those who chose to report. Student data is for fall 2018 enrollment at Adtalem's Title IV institutions.

Table of Contents

Election of Directors

Following the resignation of Ann Weaver Hart as a director effective August 28, 2019, the size of the Board was reduced to eight directors. The Board has nominated all of Adtalem's eight sitting directors and recommends their re-election, each for a term to expire in 2020. All of the nominees have consented to serve as directors if elected at the Annual Meeting.

It is intended that all shares represented by a proxy in the accompanying form will be voted for the election of each of Steven M. Altschuler, M.D., William W. Burke, Donna J. Hrinak, Georgette Kiser, Lyle Logan, Michael W. Malafronte, Lisa W. Wardell and James D. White as directors unless otherwise specified in such proxy. A proxy cannot be voted for more than eight persons. In the event that a nominee becomes unable to serve as a director, the proxy committee will vote for the substitute nominee that the Board designates. The Board has no reason to believe that the nominees will become unavailable for election.

Each nominee for election as a director is listed below, along with a brief statement of his or her current principal occupation, business experience and other information, including directorships in other public companies held as of the date of this Proxy Statement or within the previous five years. Under the heading "Relevant Experience," we describe briefly the particular experience, qualifications, attributes or skills that led to the conclusion that these nominees should serve on the Board. As explained below under the caption "Director Nominating Process," the Nominating & Governance Committee looks at the Board as a whole, attempting to ensure that it possesses the characteristics that the Board believes important to effective governance.

Approval by Shareholders

The election of each of the eight nominees for director listed below requires the affirmative vote of a majority of the shares of Common Stock of Adtalem represented at the Annual Meeting. Adtalem maintains a majority voting standard for uncontested elections (where the number of nominees is the same as the number of directors to be elected), so for a nominee to be elected as a member of the Board, the nominee must receive the affirmative vote of a majority of the shares of Common Stock of Adtalem represented at the Annual Meeting. Shareholders may not cumulate their votes in the election of directors. If a nominee for re-election fails to receive the requisite majority vote where the election is uncontested, such director must promptly tender his or her resignation to Adtalem's Chairman, CEO and President or Adtalem's Chief Operating Officer, General Counsel and Corporate Secretary, subject to acceptance by the Board.

Unless otherwise indicated on the proxy, the shares will be voted **FOR** each of the nominees identified above.

 The Board of Directors recommends a vote **FOR** each of the nominees identified above.

BOARD COMPOSITION

Director Nominees



Steven M. Altschuler, M.D., Independent

Managing Director, Healthcare Ventures, Ziff Capital Partners

Age: **65**
Director since: **2018**

Committees:
Academic Quality (Chair)
Audit and Finance

Career Highlights

Dr. Altschuler has been a director of Adtalem since May 2018. Since 2018, Dr. Altschuler has served as Managing Director, Healthcare Ventures at Ziff Capital Partners. Dr. Altschuler is the former Executive Vice President for Health Affairs at the University of Miami and Chief Executive Officer of UHealth – the University of Miami Health System (2016-2017). At the University of Miami, he led the transformation of the UHealth clinical delivery system into a CMS, Perspective Payment System exempt unified academic medical center under a single state license. He also led the transformation of the academic enterprise to create new patient oriented Translational Institutes and a new research model based around Core Science Institutes.

Previously, Dr. Altschuler served as CEO for The Children's Hospital of Philadelphia ("CHOP") from 2000 to 2015. He led CHOP's transformation from a traditional academic medical center and specialty hospital to a world leader in pediatric health care, research, education and advocacy for children. Under his leadership, CHOP experienced the largest growth since its founding in 1855, building a care network that provides primary, specialty and urgent care at more than 50 locations in the greater Philadelphia area. He retired from CHOP in 2015.

Dr. Altschuler completed a pediatric internship and residency at Children's Hospital Medical Center in Boston and completed a fellowship in gastroenterology and nutrition at CHOP. He also served as a faculty member and Chair of the Department of Pediatrics at the Perelman School of Medicine at the University of Pennsylvania prior to becoming CEO of CHOP.

Dr. Altschuler received his MD and bachelor's degree in Mathematics from Case Western Reserve University.

Board Service

Dr. Altschuler is currently a director on the board of directors of Weight Watchers International, Inc. (NASDAQ: WW), where he serves on the audit committee and the compensation and benefits committee. He is also on the board of Spark Therapeutics, Inc. (NASDAQ: ONCE), a leading gene therapy company created to develop and commercialize the preclinical and clinical programs advanced at CHOP and other institutions. He serves on the Spark Therapeutics, Inc. audit and compliance committee, compensation committee and nominating and corporate governance committee. Dr. Altschuler previously served on the board of directors of Mead Johnson Nutrition Co., a company specializing in pediatric nutrition (acquired by Reckitt Benckiser Group PLC in 2017).

Relevant Experience

Mr. Altschuler's comprehensive, first-hand knowledge of technology, business and medical education matters at the senior strategic level adds valuable experience to the Board.



William W. Burke, Lead Independent Director

President and Founder, Austin Highlands Advisors, LLC

Age: 60
Director since: **2017**

Committees:
Audit and Finance (Chair)
Compensation

Career Highlights

Mr. Burke has been a director of Adtalem since January 2017. He has served as our Lead Independent Director since July 2019. Since November 2015, Mr. Burke has served as President of Austin Highlands Advisors, LLC, a provider of corporate advisory services. He served as Executive Vice President & Chief Financial Officer of IDEV Technologies, a peripheral vascular devices company, from November 2009 until the company was acquired by Abbott Laboratories in August 2013. From August 2004 to December 2007, he served as Executive Vice President & Chief Financial Officer of ReAble Therapeutics, a diversified orthopedic device company which was sold to The Blackstone Group in a going private transaction in 2006 and subsequently merged with DJO Incorporated in November 2007. Mr. Burke remained with ReAble Therapeutics until June 2008. From 2001 to 2004, he served as Chief Financial Officer of Cholestech Corporation, a medical diagnostic products company.

Mr. Burke received his bachelor's degree in Finance from The University of Texas at Austin and an MBA from The Wharton School of the University of Pennsylvania.

Board Service

Mr. Burke has served on numerous public and private company boards including serving as a lead independent director. He has served on the board of Tactile Systems Technology, Inc. (Nasdaq: TCMD) since 2015 and serves on its audit committee and compensation and organization committee. He previously served on the board of Invuity, Inc. (acquired by Stryker Corp. in 2018), LDR Holding Corporation (acquired by Zimmer Biomet in July 2016) and Medical Action Industries (acquired by Owens & Minor in October 2014).

Relevant Experience

Mr. Burke's experience as a senior executive and board member of multiple public companies, and his extensive understanding of financing, acquisition and operating strategy, enhances the Board's capabilities from both a strategic and governance perspective.



Donna J. Hrinak, Independent

Vice President, Boeing International
President, Boeing Latin America

Age: **68**
Director since: **2018**

Committees:
Academic Quality
Audit and Finance

Career Highlights

Ms. Hrinak has been a director of Adtalem since October 2018. As President of Boeing Latin America, Ms. Hrinak opened Boeing's first three offices in the region and oversees all aspects of operations, from commercial and defense product sales to research and technology. She came to Boeing from her role as Vice President Global Public Policy and Governmental Affairs/Vice President for Public Policy at PepsiCo and also held a role at Kraft Foods, where she managed the Latin American and European Corporate Affairs teams. Prior to that, she served as a Senior Counselor for Trade and Competition at the law firm of Steel Hector & Davis and held a role with the strategic advisory firm of Kissinger McLarty Associates.

Before entering the private sector, Ms. Hrinak was a career officer in the U.S. Foreign Service, and served as U.S. Ambassador in Brazil, Venezuela, Bolivia and the Dominican Republic, as well as Deputy Assistant Secretary in the State Department.

She holds a bachelor's degree in Multidisciplinary Social Science from Michigan State University and also attended The George Washington University and the University of Notre Dame School of Law.

Relevant Experience

Ms. Hrinak's extensive experience at the senior level in both the public and private sector overseeing complex multi-cultural organizations brings insight to the Board directly applicable to the organization's international scope.



Georgette Kiser, Independent

Operating Executive, The Carlyle Group

Age: **51**
Director since: **2018**

Committees:
External Relations
Nominating & Governance

Career Highlights

Ms. Kiser has been a director of Adtalem since May 2018. She is an Operating Executive at The Carlyle Group where she is advising across the firm and in particular, the firm's Global Technology and Solutions organization and previously served as Managing Director and Chief Information Officer. Prior to her role at The Carlyle Group, she was in various executive roles at T. Rowe Price from 1996 to 2015, including Vice President and Head of Enterprise Solutions and Capabilities. She was a Senior Systems Analyst at United States Fidelity and Growth Insurance Information Systems from 1995 to 1996. She was a consultant and Software Engineer at Martin Marietta Management Data Systems from 1993 to 1995, and a Software Design Engineer in the Aerospace Division of the General Electric Company from 1989 to 1993.

She received a bachelor's degree in mathematics with a concentration in computer science from the University of Maryland, a M.S. in mathematics from Villanova University, and an MBA from the University of Baltimore.

Board Service

Starting in 2019, Ms. Kiser has served on the boards of Aflac (NYSE: AFL), a leading supplemental insurer, and Jacobs (NYSE: JEC), a leading, global professional services company. She serves on the compensation committee for Aflac and the compensation committee and nominating and corporate governance committee for Jacobs.

Relevant Experience

Ms. Kiser's experience in information technology at the senior leadership level in organizations with an international reach brings expertise to Adtalem which will enhance both the Board's oversight of the Business and Law vertical as well as Adtalem's internal technology matters.



Lyle Logan, Independent

Executive Vice President and Managing Director, The Northern Trust Company

Age: **60**
Director since: **2007**

Committees:
External Relations (Chair)
Compensation

Career Highlights

Mr. Logan has been a director of Adtalem since November 2007. Mr. Logan has been Executive Vice President and Managing Director, Global Financial Institutions Group of The Northern Trust Company since 2009. He previously served as Senior Vice President and Head of Chicago Private Banking within the Personal Financial Services business unit of The Northern Trust Company from 2000 to 2005. Prior to 2000, he was Senior Vice President in the Private Bank and Domestic Portfolio Management Group at Bank of America.

Mr. Logan received his bachelor's degree in accounting and economics from Florida A&M University and his master's degree in finance from the University of Chicago Graduate School of Business.

Board Service

Mr. Logan has served as a director of Heidrick & Struggles International Inc. (Nasdaq: HSII), an international executive search firm, since 2015. In addition to being the lead independent director at Heidrick & Struggles International Inc., he also serves on its audit and finance committee and nominating and board governance committee.

Relevant Experience

Mr. Logan's experience in senior leadership positions with leading banking and investment management organizations adds perspective and an understanding of global investment markets to the Board's consideration of finance and investment management matters.



Michael W. Malafronte, Independent

Managing Partner, International Value Advisers and President of IVA Funds

Age: **45**
Director since: **2016**

Committees:
Compensation (Chair)
Audit and Finance
Nominating & Governance

Career Highlights

Mr. Malafronte has been a director of Adtalem since June 2016. Mr. Malafronte is a Founding Partner of International Value Advisers, LLC ("IVA") and serves as Managing Partner. He is responsible for overseeing all aspects of IVA, including company strategy and managing resources. He also serves as President of IVA Funds. Prior to founding IVA in 2007, Mr. Malafronte was a Senior Vice President at Arnhold and S. Bleichroeder Advisers, LLC where he worked for two years as a senior analyst for the First Eagle Funds, owned by Arnhold & S. Bleichroeder Advisers, LLC. There he worked under Charles de Vaulx and Jean-Marie Eveillard within the Global Value Group for the value funds, including the First Eagle Overseas, Global, U.S. Value Funds as well as the offshore funds, inclusive of the Sofire Fund Ltd. Similarly, he was responsible for covering the oil and gas, media, real estate, financial services and retail industries on a global basis, as well as companies within the United Kingdom, Germany, and Japan. Moreover, Mr. Malafronte was responsible for covering the larger names within the portfolio such as Pargesa Holdings, ConocoPhillips, Petroleo Brasileiro, SK Corp., News Corp., Dow Jones and Comcast.

Prior to the First Eagle Funds, Mr. Malafronte worked for nine years as a Portfolio Manager at Oppenheimer & Close, a dually-registered broker dealer and investment adviser; an adviser on three domestic hedge funds, one offshore partnership and a registered investment adviser and broker dealer. While at Oppenheimer & Close, Mr. Malafronte assisted in the launch of a domestic hedge fund in 1996 and an offshore partnership in 1998. Mr. Malafronte was responsible for all facets of portfolio management for the investment partnerships, including idea generation, in-depth research and stock selection. In addition to that, he was also responsible for hiring and training both operations staff and research analysts.

Mr. Malafronte earned his bachelor's degree in Finance from Babson College.

Board Service

Mr. Malafronte currently serves as a director of IVA Fiduciary Trust. Mr. Malafronte previously served on the boards of two publicly traded companies: Bresler & Reiner Inc. (2002-2008) and Century Realty Trust (2005-2006).

Relevant Experience

Mr. Malafronte's experience as a financial analyst covering institutions globally, and as a founder of a global investment firm, provides the Board with a firm understanding of Adtalem's shareholders' perspective and deeply informs Adtalem's financial planning.



Lisa W. Wardell, Chief Executive Officer

Chairman of the Board, President and CEO, Adtalem Global Education

Age: **50**
Director since: **2008**

Career Highlights

Ms. Wardell has been a director of Adtalem since November 2008 and was appointed as the President and CEO of Adtalem in 2016 and Chairman of the Board on July 16, 2019. Ms. Wardell was previously the Executive Vice President and Chief Operating Officer of The RLJ Companies ("RLJ"), a diversified holding company with portfolio companies in the financial services, asset management, real estate, hospitality, media and entertainment, and gaming industries for 12 years. In her role at RLJ, Ms. Wardell closed $40 million in automotive dealership acquisitions and served as the Executive Vice President of RML Automotive, the 19th largest automotive dealership group in the U.S., and served on the Board of Naylor, Inc., an RLJ Equity Partners' portfolio company. In addition, Ms. Wardell served as the primary RLJ fundraiser for a $610 million money management fund and managed a hotel development project in West Africa. In 2010, Ms. Wardell served as the Chief Financial Officer of a special purpose acquisition company that formed RLJ Entertainment, Inc., where she subsequently served as a director. Prior to joining RLJ, Ms. Wardell was a Principal at Katalyst Venture Partners, a private equity firm that invested in start-up technology companies in the media and communications industries from 1999 to 2003. From 1998 to 1999, Ms. Wardell worked as a senior consultant for Accenture, a global management consulting, technology services and outsourcing company. From 1994 to 1996, Ms. Wardell was an attorney with the Federal Communications Commission where she worked in the commercial wireless division.

Ms. Wardell received her undergraduate bachelor's degree in political science and African studies from Vassar College, her J.D. degree from Stanford University, and her master's degree in finance and entrepreneurial management from The Wharton School of Business at the University of Pennsylvania.

Among numerous recognitions, she was recently selected by Black Enterprise magazine as one of the "300 Most Powerful Executives in Corporate America" (2017) and has been featured on Savoy Magazine's™ Power 300: Most Influential Black Corporate Directors list (2017 and 2016). Ms. Wardell is often featured for her strategic insights by media outlets, including Bloomberg, Fortune, Politico, Investor's Business Daily, Inside Higher Ed and the Chronicle of Higher Education, among others.

Board Service

In addition to her work at Adtalem, Ms. Wardell serves on the board for Lowe's Companies, Inc. (NYSE: LOW), a Fortune 50 home improvement company, since 2018; THINK450, the innovation engine of the National Basketball Players Association, supporting NBA players and their development away from the game, since 2018; and Global Citizen, a nonprofit organization engaging individuals to take action towards ending extreme poverty. She is also a member of The Business Council, the Executive Leadership Council, CEO Action for Diversity and Inclusion and the Fortune CEO Initiative. Ms. Wardell served on the board of directors of Christopher and Banks, Inc. from 2011 to 2017. She also served as a director of RLJ Entertainment, Inc. from 2012 to 2015.

Relevant Experience

Ms. Wardell's role as CEO of Adtalem, which gives her deep and current knowledge of Adtalem's academic and business operations and strategy, makes her an essential member of the Board. Additionally, her experience as a senior business executive in private equity, operations and strategy and financial analysis, including mergers and acquisitions, together with her previous experience with a federal regulatory agency, give her important perspectives on the issues that come before the Board. These include business, strategic, financial and regulatory matters.



James D. White, Independent

Retired Chairman, CEO and President, Jamba, Inc.

Age: **58**
Director since: **2015**

Committees:
Nominating & Governance (Chair)
Academic Quality

Career Highlights

Mr. White has been a director of Adtalem since June 2015. In 2016, he retired from his role as Board Chair, President and CEO of Jamba, Inc., where he successfully led the company turnaround and the transformation of Jamba Juice from a made-to-order smoothie shop to a healthy active lifestyle brand with over 850 retail locations globally. Prior to Jamba, Inc., Mr. White served as Senior Vice President of Consumer Brands at Safeway, Inc. from 2005 to 2008. Prior to Safeway, Mr. White served as Senior Vice President of Business Development, North America at the Gillette Company from 2002 to 2005. He also served in executive positions at Nestle Purina from 1987 to 2005, including Vice President, Customer Interface Group from 1999 to 2002. Mr. White began his career at the Coca-Cola Company.

Mr. White received his MBA from Fontbonne University and holds a bachelor's of science degree from the University of Missouri, Columbia and was a 2018 Fellow in Stanford's Distinguished Careers Institute.

Board Service

Mr. White currently serves on the board of The Simple Goods Foods Company (Nasdaq: SMPL), a food company, since 2019. He previously served as board chair of Jamba, Inc. from December 2008 until January 2016. He was a director of Daymon Worldwide, Inc. from February 2010 until March 2017 and was appointed as board chair in 2016. He served on the board of Panera Bread from January 2016 until July 2017. Mr. White also served on the board of CallidusCloud from 2016 to 2018, and on the board of Hillshire Brands Company and Keane Inc. He currently serves on the board of Panera Bread Company (a subsidiary of JAB Holdings), a private restaurant company, and Schnucks Markets, Inc., a private grocery company.

Relevant Experience

Mr. White brings to the Board a background in marketing and strategic planning, gained in senior business leadership roles with Jamba, Inc., Safeway, Inc. and The Gillette Company, Inc. His global leadership experience also adds important perspectives to matters that come before the Board.

DIRECTOR NOMINATING PROCESS

The Nominating & Governance Committee is responsible for making recommendations of nominees for directors to the Board. The Nominating & Governance Committee's goal is to put before our shareholders candidates who, with the incumbent directors, will constitute a board that has the characteristics necessary to provide effective oversight for the growing, complex, global educational operations of Adtalem and reflects the broad spectrum of students that Adtalem serves. The Nominating & Governance Committee seeks a diversity of thought, background, experience and other characteristics in its candidates. To this end, Adtalem's Governance Principles provide that nominees are to be selected on the basis of, among other things, knowledge, experience, skills, expertise, diversity, personal and professional integrity, business judgment, time availability in light of other commitments, absence of conflicts of interest and such other relevant factors that the Nominating & Governance Committee considers appropriate in the context of the interests of Adtalem, its Board and its shareholders.

BOARD SUCCESSION PLANNING

We are committed to ensuring that our Board represents the right balance of experience, tenure, independence, age and diversity. Additionally, our Governance Principles provide that a director is required to retire from our Board when he or she reaches the age of 72, although on the recommendation of the Nominating & Governance Committee, our Board may waive this requirement if a waiver is in the best interests of Adtalem. Over the last five years, our Nominating & Governance Committee has led the gradual transformation of our Board, with six of our eight directors joining the Board since 2015.

When considering nominees, the Nominating & Governance Committee seeks to ensure that the Board as a whole possesses, and individual members possess at least two of, the following characteristics or expertise in the following areas:

- Leadership
- Strategic vision
- Business judgment
- Management experience
- Experience as a CEO or similar function
- Experience as a CFO or accounting and finance expertise
- Industry knowledge
- Healthcare, medical and related education and services
- Education sector and accreditation
- Mergers, acquisitions, joint ventures and strategic alliances
- Public policy experience, particularly in higher education
- Regulatory experience
- Human capital management and/or compensation expertise
- Global markets and international experience
- Corporate governance

BOARD REFRESHMENT



6 New Directors 2015 2016 2017 2018

6 Retirements 2016 2017 2018 2019

ANNUAL PROCESS FOR NOMINATION

1 Identify Candidates
- Directors
- Management
- Shareholders
- Independent Search Firm

2 Nominating & Governance Committee Review
- Review qualifications
- Consider diversity
- Examine Board composition and balance
- Review independence and potential conflicts
- Meet with potential nominees

3 Recommend Slate

4 Full Board Review and Nomination

5 Shareholder Review and Election

The Nominating & Governance Committee has implemented this policy by evaluating each prospective director nominee as well as each incumbent director on the criteria described above, and in the context of the composition of the full Board, to determine whether she or he should be nominated to stand for election or re-election. In screening director nominees, the Nominating & Governance Committee also reviews potential conflicts of interest, including interlocking directorships and substantial business, civic, and social relationships with other members of the Board that could impair the prospective nominee's ability to act independently.

IDENTIFICATION AND CONSIDERATION OF NEW NOMINEES

In identifying potential nominees and determining which nominees to recommend to the Board, the Nominating & Governance Committee has retained the advisory services of Heidrick & Struggles, an international executive search firm. In connection with each vacancy, the Nominating & Governance Committee develops a specific set of ideal characteristics for the vacant director position. The Nominating & Governance Committee looks at director candidates that it has identified and any identified by shareholders on an equal basis using these characteristics and the general considerations identified above.

SHAREHOLDER NOMINATIONS

The Nominating & Governance Committee will not only consider nominees that it identifies, but will consider nominees submitted by shareholders in accordance with the advance notice process for shareholder nominations identified in the By-Laws. Under this process, all shareholder nominees must be submitted in writing to the attention of Adtalem's Chief Operating Officer, General Counsel and Corporate Secretary, 500 West Monroe Street, Chicago, IL 60661, not less than 90 days prior to the anniversary of the immediately preceding annual meeting of shareholders. As a result, a shareholder nomination must be submitted by August 7, 2020. Such shareholder's notice shall be signed by the shareholder of record who intends to make the nomination (or his duly authorized proxy) and shall also include, among other things, the following information:

- the name and address, as they appear on Adtalem's books, of such shareholder and the beneficial owner or owners, if any, on whose behalf the nomination is made;
- the number of shares of Adtalem's Common Stock which are beneficially owned by such shareholder or beneficial owner or owners;
- a representation that such shareholder is a holder of record entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to make the nomination;
- the name and residence address of the person or persons to be nominated;
- a description of all arrangements or understandings between such shareholder or beneficial owner or owners and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by such shareholder;
- such other information regarding each nominee proposed by such shareholder as would be required to be disclosed in solicitations of proxies for elections of directors, or would otherwise be required to be disclosed, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any information that would be required to be included in a proxy statement filed pursuant to Regulation 14A had the nominee been nominated by the Board; and
- the written consent of each nominee to be named in a proxy statement and to serve as a director if so elected.

In addition to candidates submitted through this advance notice By-Law process for shareholder nominations, shareholders may also request that a director nominee be included in Adtalem's proxy materials in accordance with the proxy access provision in the By-Laws. Any shareholder or group of up to 20 shareholders holding both investment and voting rights to at least 3% of Adtalem's outstanding Common Stock continuously for at least three years may nominate the greater of (i) two or (ii) 20% of the Adtalem directors to be elected at an annual meeting of shareholders. Such requests must be received not less than 120 days nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. As a result, any notice given by or on behalf of a shareholder pursuant to these provisions of the bylaws (and not pursuant to Rule 14a-18 of the Exchange Act) must be received no earlier than June 9, 2020 and no later than July 9, 2020. However, if we hold our 2020 Annual Meeting of Shareholders more than 30 days from the first anniversary of this year's Annual Meeting, then in order for notice by the shareholder to be timely, such notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

In addition to candidates submitted through these By-Law process for shareholder nominations, shareholders may also recommend candidates by following the procedures set forth below under the caption "Communications with Directors."

Director Independence

The Board annually reviews the continuing independence of Adtalem's non-employee directors under applicable laws and rules of the New York Stock Exchange ("NYSE"). The Board, excluding any director who is the subject of an evaluation, reviews and evaluates director transactions or relationships with Adtalem, including the results of any investigation, and makes a determination with respect to whether a conflict or violation exists or will exist or whether a director's independence is or would be impaired.

The Board has considered whether each director has any material relationship with Adtalem (either directly or as a partner, shareholder or officer of an organization that has a relationship with Adtalem) and has otherwise complied with the requirements for independence under the applicable listing standards of the NYSE.

As a result of this review, the Board affirmatively determined that, with the exception of Ms. Wardell, all of Adtalem's current directors, and all of Adtalem's former directors who served as a director during fiscal year 2019, are "independent" of Adtalem and its management within the meaning of the applicable NYSE rules. Ms. Wardell is considered an inside director because of her employment as President and CEO of Adtalem.

The Board considered the relationship between Adtalem and The Northern Trust Company, a wholly-owned subsidiary of Northern Trust Corporation. Adtalem maintains depository accounts with The Northern Trust Company and conducts a significant portion of its disbursement activity through these accounts. Mr. Logan, one of our directors, is Executive Vice President and Managing Director, Global Financial Institutions Group, with Northern Trust Global Investments, a business unit of The Northern Trust Company. In fiscal year 2019, Adtalem incurred approximately $250,000 in fees to The Northern Trust Company, which were partially offset against compensating balance credits earned on an average monthly outstanding balance of approximately $16.0 million. The Board concluded, after considering (i) that the relationship with The Northern Trust Company predates Mr. Logan joining the Board, (ii) that Mr. Logan has had no involvement in the Adtalem banking transactions, (iii) the lack of materiality of the transactions to Adtalem and to The Northern Trust Company, and (iv) the fact that the terms of the transactions are not preferential either to Adtalem or to The Northern Trust Company, that the relationship is not a material one for purposes of the NYSE listing standards and would not influence Mr. Logan's actions or decisions as a director of Adtalem.

BOARD STRUCTURE AND OPERATIONS

Summary of Board and Committee Structure

Adtalem's Board held 7 meetings during fiscal year 2019, consisting of 4 regular meetings and 3 special meetings. Currently, the Board has five standing committees: Academic Quality, Audit and Finance, Compensation, External Relations, and Nominating & Governance. The following table identifies each standing committee, its members and chairs, its key responsibilities and the number of meetings held during fiscal year 2019. Current copies of the charters of each of these committees, a current copy of Adtalem's Governance Principles, and a current copy of Adtalem's Code of Conduct and Ethics can be found on Adtalem's website, www.adtalem.com, and are also available in print to any shareholder upon request from Adtalem's Chief Operating Officer, General Counsel and Corporate Secretary, 500 West Monroe Street, Chicago, IL 60661. The Board has determined that each of the members of the Audit and Finance, Compensation, and Nominating & Governance committees is independent within the meaning of applicable laws and NYSE listing standards in effect at the time of determination.

Academic Quality Committee

Members	Meetings in fiscal year 2019
Steven M. Altschuler, M.D. (Chair)* Donna J. Hrinak James D. White	4

*   Ann Weaver Hart served as Chair during fiscal year 2019.

Key Responsibilities

- Supports improvement in academic quality and assures that the academic perspective is heard and represented at the highest policy-setting level and incorporated in all of Adtalem's activities and operations
- Reviews the academic programs, policies and practices of Adtalem's institutions
- Evaluates the academic quality and assessment process and evaluates curriculum and programs

Audit and Finance Committee

Members	Meetings in fiscal year 2019	Report
William W. Burke (Chair) Steven M. Altschuler, M.D. Donna J. Hrinak Michael W. Malafronte	9	Page 33

Key Responsibilities

- Monitors Adtalem's financial reporting processes, including its internal control systems and the scope, approach and results of audits
- Selects and evaluates Adtalem's independent registered public accounting firm, subject to ratification by the shareholders
- Reviews and recommends to the Board Adtalem's financing policies and actions related to investment, capital structure and financing strategies
- Reviews and approves any potential related party transactions

The Board has determined that Mr. Burke is qualified as an audit committee financial expert.

Compensation Committee

Members	Meetings in fiscal year 2019	Report
Michael W. Malafronte (Chair) William W. Burke Lyle Logan	5	Page 58

Key Responsibilities

- Oversees all compensation practices and reviews eligibility criteria and award guidelines for Adtalem's compensation program
- Reviews and approves, following discussions with the other independent members of the Board, CEO annual goals and objectives
- Evaluates the CEO's performance against established annual goals and objectives
- Recommends CEO compensation to the other independent members of the Board for approval
- Reviews and approves recommendations made by the CEO for executive officers, including base salary, annual incentive and equity compensation
- Approves all LTI grants delivered in the form of options
- Reviews and recommends to the Board compensation paid to non-employee directors

External Relations Committee

Members*	Meetings in fiscal year 2019
Lyle Logan (Chair) Georgette Kiser	4

*   Ann Weaver Hart also served on this committee during fiscal year 2019.

Key Responsibilities

- Provides awareness and oversight of Adtalem's external relations strategy, policy and practice
- Monitors, analyzes and effectively manages legislative and regulatory policy trends, issues and risks
- Develops recommendations to the Board with regard to formulating and adopting policies, programs and communications strategy related to legislative, regulatory and reputational risk
- Oversees risks and exposures related to higher education public policy, as well as compliance with laws, regulations applicable to Adtalem

Nominating & Governance Committee

Members*	Meetings in fiscal year 2019
James D. White (Chair) Georgette Kiser Michael W. Malafronte	4

*   Ann Weaver Hart also served on this committee during fiscal year 2019.

Key Responsibilities

- Reviews Board and committee structure and leads the Board self-evaluation process
- Assesses Board needs and periodically conducts director searches and recruiting to ensure appropriate Board composition
- Recommends candidates for nomination as directors to the Board
- Oversees and conducts planning for CEO and director succession and potential related risks
- Recommends governance policies and procedures

Board Leadership Structure

Pursuant to our Governance Principles, the Board believes that it should be free to make its selection of the Chairman of the Board and the CEO in the way that it deems best for Adtalem and its shareholders at any given point of time. In order to ensure continued Board independence, the Board has adopted a policy that, in the event the Chairman of the Board and CEO roles are combined, or the Chairman of the Board is not otherwise independent, the Board shall appoint a Lead Independent Director. In July 2019, the Board elected Lisa Wardell, who has served on our Board since November 2008 and as our President and CEO since May 2016, as Chairman of the Board. In accordance with our Governance Principles, the Board concurrently appointed William Burke to serve as our Lead Independent Director. In evaluating the Board's leadership structure, the Board considered the relevant merits of combining the roles of Chairman of the Board and Chief Executive Officer and appointing a strong Lead Independent Director, compared with keeping the roles of Chairman of the Board and CEO separate. The Board concluded that Ms. Wardell was the person best suited to serve as Chairman of the Board at this time, providing consistent leadership, alignment between the Board and management and a unified voice for Adtalem as it continues its transformation to a leading workforce solutions provider. In addition, the Board reaffirmed its commitment to independent board leadership by appointing Mr. Burke as our Lead Independent Director. Prior to Ms. Wardell's appointment as our Chairman of the Board, during fiscal year 2019, James White, an independent director, served as Chairman of the Board. During fiscal year 2019, the Board met in executive session without employee directors or other employees present at each regular Board meeting. Mr. White, as Adtalem's non-executive Chairman of the Board, presided over these sessions.

In furtherance of our Board's role in overall strategy and succession planning, our Lead Independent Director actively engages with our Chairman/CEO on such matters. In addition, our Governance Principles provide that the Lead Independent Director:

- sets the agenda for, calls meeting of and leads executive sessions of the independent directors and reports to the Chairman of the Board, as appropriate, concerning such meetings;
- acts as a liaison between the Chairman of the Board and the independent directors;
- advises the Chairman of the Board as to the quality, quantity and timeliness of the flow of information from management that is necessary for the independent directors to effectively and responsibly perform their duties;
- when appropriate, makes recommendations to the Chairman of the Board about calling full meetings of the Board;
- serves as a resource to consult with the Chairman of the Board and other Board members on corporate governance practices and policies and assumes the primary leadership role in addressing issues of this nature if, under the circumstances, it is inappropriate for the Chairman of the Board to assume such leadership; and
- performs such other duties as requested by the Board or Nominating & Governance Committee and as set forth in the Governance Principles.

> ### OUR LEAD INDEPENDENT DIRECTOR
>
> During his career, Mr. Burke has served in executive leadership roles at several companies and, during his service on multiple public company boards, has served as a lead independent director, audit committee chairman and compensation committee chairman. Mr. Burke also continues to serve as Chair of our Audit and Finance Committee.

Director Attendance

During fiscal year 2019, our Board met seven (7) times. Each of Adtalem's directors attended at least 85% of the meetings of the Board and Board committees on which they served that occurred during their respective time of service on the Board in fiscal year 2019.

All of our directors who were directors at the time were present at the 2018 Annual Meeting of Shareholders, held in November 2018. Our Board encourages all of its members to attend the Annual Meetings but understands there may be situations that prevent such attendance.

Director Continuing Education

Members of the Board are encouraged to participate in continuing education and enrichment classes and seminars. During fiscal year 2019, the following directors attended the following classes and seminars: (i) Mr. Burke, a Board Leadership Fellow with the National Association of Corporate Directors ("NACD") attended NACD's conferences on (a) Dealing with Disruption: Board Agility and Resilience in a VUCA World and (b) Innovation from Within; and attended training hosted by Carnegie Mellon University on, and received a CERT certificate in, Cybersecurity Oversight; (ii) Ms. Kiser attended Corporate Board Compensation Committee training by Mercer; (iii) Ms. Wardell completed a NACD Board Leadership Master Fellowship recertification program; and (iv) Mr. White attended and was a panelist at (a) the Stanford Directors College and (b) the Directors Academy NextGen Directors Program.

Board Self-Evaluation

Each year our Board undertakes a self-evaluation process to critically evaluate its performance. Additionally, each committee conducts a self-evaluation to monitor its performance and effectiveness. Results of the evaluations are summarized and discussed at Board and committee meetings.

KEY BOARD RESPONSIBILITIES

Strategic Oversight

The Board has an active role in our overall strategies. The Board actively reviews and provides guidance on Adtalem's long-term strategies and annual operating plan. Management reports its progress in executing on Adtalem's strategies and operating plan throughout the year. In addition, throughout the year, segment leadership will report to the Board regarding individual segment strategies and operating plans. The Board also periodically reviews and provides oversight to management on Adtalem's ESG strategy.

Risk Oversight

Adtalem's full Board is responsible for assessing major risks facing Adtalem and overseeing management's plans and actions directed toward the mitigation and/or elimination of such risk. The Board has assigned specific elements of the oversight of risk management of Adtalem to committees of the Board, as summarized below. Each committee meets periodically with members of management and, in some cases, with outside advisors regarding the matters described below and, in turn, reports to the full Board at least after each regular meeting regarding any findings.

Board/Committee	Primary Areas of Risk Oversight
Full Board	• Reputation • Legal and regulatory compliance and ethical business practices • Strategic planning • Major organizational actions • Education public policy
Academic Quality Committee	• Academic quality • Accreditation • Curriculum development and delivery • Student persistence • Student outcomes
Audit and Finance Committee	• Accounting and disclosure practices • Information technology • Cybersecurity • Financial controls • Risk management policies and procedures • Legal and regulatory compliance, including compliance and ethics program • Related party transactions • Capital structure • Investments • Foreign exchange
Compensation Committee	• Compensation practices • Talent development • Retention • Management succession planning
External Relations Committee	• Accreditation • Higher education public policy • Compliance with laws and regulations applicable to Adtalem
Nominating & Governance Committee	• Corporate and institutional governance structures and processes • Board composition and function • Board and Chairman of the Board succession

Succession Planning and Human Capital Management

The Board recognizes that one of its most important duties is to ensure continuity in Adtalem's senior leadership by overseeing the retention and development of executive talent and planning for the effective succession of our CEO and the executive leadership team. In order to ensure that the succession planning and leadership development process supports and enhances our long-term strategic objectives, the Board periodically consults with our CEO and Senior Vice President of Human Resources on Adtalem's business goals, the skills and experience necessary to help Adtalem achieve those goals, our organizational needs, our leadership pipeline, the succession plans for critical leadership positions and our talent development and leadership initiatives. Talent and leadership development, including succession planning, is a top priority of our CEO and the senior executive team. Our CEO seeks input from members of our Board regarding candidates for executive positions and other key roles.

Sustainability

We recognize that ESG practices and goals are at the forefront of our shareholders' minds because our approach to these areas can provide insight into our corporate behavior, long-term performance and sustainability. Our ESG practices support our purpose - to empower students to achieve their goals, find success and make inspiring contributions to our global community. We aim to empower and enhance the communities in which we teach, learn and work by operating sustainably, maintaining responsible governance standards, and supporting our global community. We continue to measure our performance and set new goals in areas including academic and policy standards; diversity and inclusion of Adtalem suppliers; and energy and waste reduction programs.

Outreach and Engagement

We value the opinions of our shareholders and believe regular, proactive communications with our shareholders to be in the long-term best interests of Adtalem. Our investor communications and outreach include annual investor day meetings, investor conferences and quarterly conference calls. These calls are open to the public and are available live and as archived webcasts on our website. Additionally, we reach out at least annually to our largest shareholders to invite feedback. We hold individual calls with shareholders who accept our invitation to allow for open, meaningful discussions. We share any feedback received from our shareholders with our Board.

COMMUNICATIONS WITH DIRECTORS

Shareholders and other interested parties wishing to communicate with the Board, our Lead Independent Director, or any member or committee of the Board are encouraged to send any communication to our Chief Operating Officer, General Counsel and Corporate Secretary, Adtalem Global Education Inc., 500 West Monroe Street, Chicago, IL 60661 and should prominently indicate on the outside of the envelope that it is intended for the Board, the independent directors as a group, or a committee or an individual member of the Board. Any such communication must be in writing, must set forth the name and address of the shareholder (and the name and address of the beneficial owner, if different), and must state the form of stock ownership and the number of shares beneficially owned by the shareholder making the communication. Adtalem's Chief Operating Officer, General Counsel and Corporate Secretary will compile and promptly forward all communications to the Board except for spam, junk mail, mass mailings, resumes or other forms of job inquiries, surveys, business solicitations or advertisements.

Communicating Accounting Complaints

Shareholders, Adtalem employees and other interested persons are encouraged to communicate or report any complaint or concern regarding financial statement disclosures, accounting, internal accounting controls, auditing matters or violations of Adtalem's Code of Conduct and Ethics (collectively, "Accounting Complaints") to the General Counsel of Adtalem at the following address:

Chief Operating Officer, General Counsel and Corporate Secretary
Adtalem Global Education
500 West Monroe Street
Chicago, IL 60661

Accounting Complaints also may be submitted in a sealed envelope addressed to the Chair of the Audit and Finance Committee, in care of the General Counsel, at the address indicated above, and labeled with a legend such as: "To Be Opened Only by the Audit and Finance Committee." Any person making such a submission who would like to discuss an Accounting Complaint with the Audit and Finance Committee should indicate this in the submission and should include a telephone number at which he or she may be contacted if the Audit and Finance Committee deems it appropriate.

Adtalem employees may also report Accounting Complaints using any of the reporting procedures specified in Adtalem's Code of Conduct and Ethics. All reports by employees shall be treated confidentially and may be made anonymously. Adtalem will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of his or her employment based upon any lawful actions taken by such employee with respect to the good faith submission of Accounting Complaints.

BOARD PRACTICES AND POLICIES

Certain Relationships and Related Person Transactions

It is Adtalem's policy that the Audit and Finance Committee review, approve or ratify all related party transactions in which Adtalem participates and in which any related person has a direct or indirect material interest and the transaction involves or is expected to involve payments of $120,000 or more in the aggregate per fiscal year. Our legal staff is primarily responsible for gathering information from the directors and executive officers, including annual questionnaires completed by all our directors, director nominees and executive officers. The Audit and Finance Committee will review the relevant facts and circumstances of all related party transactions, including whether the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related party's interest in the transaction. No member of the Audit and Finance Committee may participate in any approval of a related party transaction to which he or she is a related party.

Various Adtalem policies and procedures, including the Code of Conduct and Ethics, which applies to Adtalem's directors, officers and all other employees, and annual questionnaires completed by all Adtalem directors, director nominees and executive officers, require disclosure of related person transactions or relationships that may constitute conflicts of interest or otherwise require disclosure under applicable Securities and Exchange Commission ("SEC") rules.

There were no related party transactions in fiscal year 2019 that required approval under our policies and procedures or the rules and regulations of the SEC.

Governance Principles/Code of Ethics

Our Board has adopted Governance Principles that set forth expectations for directors, director qualifications, director retirement, director independence standards, board committee structure and functions and other policies for Adtalem's governance. We have adopted a Code of Conduct and Ethics applicable to all colleagues including directors, officers, and full- and part-time colleagues and faculty of Adtalem Global Education Inc. and its subsidiaries. These documents are available on Adtalem's website at https://www.adtalem.com/about-us/organizational-governance.html. Any amendments or waivers of the Code of Conduct and Ethics will be disclosed at this website address.

DIRECTOR COMPENSATION

The director compensation program was reviewed in the second half of fiscal year 2018, and the annual retainer was increased to $85,000 starting in the fourth quarter of fiscal year 2018. In fiscal year 2019, non-employee directors, continued to receive an annual retainer of $85,000, paid quarterly. In fiscal year 2019, our non-executive Chairman of the Board received an additional annual retainer of $120,000, the Chair of the Audit and Finance Committee received an additional annual retainer of $22,500, the Chair of the Compensation Committee was entitled to receive an additional retainer of $17,500, and the chairs of each of the other committees received an additional annual retainer of $10,000 for their roles as committee chairs. During fiscal year 2020, Ms. Wardell, our Chairman of the Board, CEO and President, will not receive any additional compensation for her service as Chairman of the Board and Mr. Burke will receive an additional annual retainer of $35,000 for his service as Lead Independent Director. Directors were reimbursed for any reasonable and appropriate expenditures attendant to Board membership. Mr. Malafronte, who was originally appointed to the Board in 2016 pursuant to a Support Agreement, has declined all compensation for his service.

Under the Adtalem Nonqualified Deferred Compensation Plan, a director could elect to defer all or a portion of the cash retainer. Any amount so deferred is, at the director's election, valued as if invested in various investment choices made available by the Compensation Committee for this purpose, and is payable in cash installments, or as a lump-sum on or after termination of service as a director, or at a later date specified by the director. No non-employee directors deferred any portion of their compensation in fiscal year 2019.

As long-term incentive compensation for directors, each non-employee director received RSUs with an approximate value of $125,000 directly following the 2018 Annual Meeting of Shareholders. Each RSU represents the right to receive one share of Common Stock following the satisfaction of the vesting period. All RSUs granted in November 2018 vest upon the one-year anniversary of the grant date.

Proposal No. 1 Election of Directors

This table discloses all director compensation provided in fiscal year 2019 to the directors of Adtalem for their service as directors (other than Ms. Wardell who received no compensation for her service as a director and will receive no additional compensation as Chairman of the Board; Ms. Wardell's compensation as President and CEO is set forth in the Summary Compensation Table).

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Steven M. Altschuler, M.D.	85,000	124,969	209,969
William W. Burke	127,500[2]	124,969	252,469
Ann Weaver Hart[3]	95,000	124,969	219,969
Donna J. Hrinak[4]	63,750	124,969	188,719
Georgette Kiser	85,000	124,969	209,969
Lyle Logan	119,000[5]	124,969	243,969
Michael W. Malafronte	—	—	—
Ronald L. Taylor[6]	89,250[7]	—	89,250
James D. White	215,000	124,969	339,969

[1] The amounts reported in the Stock Awards column represent the grant date fair value of 2,230 RSUs granted on November 6, 2018 to each of the directors named above, computed in accordance with FASB ASC Topic 718. The assumptions made in determining the valuations of these awards can be found at Note 5: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the year ended June 30, 2019. The number of RSUs granted to each of the directors named above was determined by dividing $125,000 by $56.04, which represents the fair market value of a share of Common Stock on the November 6, 2018 award date, and rounding to the nearest 10 shares.

[2] This amount includes $20,000 in cash Mr. Burke received as compensation for his services as a member of the board of trustees of an Adtalem institution.

[3] Ms. Hart resigned from the Board effective in August, 2019.

[4] Ms. Hrinak was appointed to the Board in October, 2018.

[5] This amount includes $24,000 in cash Mr. Logan received as compensation for his services as a member of the board of trustees of an Adtalem institution.

[6] Mr. Taylor chose not to stand for re-election at the November, 2018 Annual Meeting of Shareholders.

[7] This amount includes $68,000 in cash Mr. Taylor received as compensation for his services as a member of the board of trustees of an Adtalem institution.

The table below discloses the aggregate number of RSUs outstanding at June 30, 2019 for each non-employee director listed above.

Name	RSUs Outstanding (#)
Steven M. Altschuler, M.D.	2,230
William W. Burke	2,230
Ann Weaver Hart[1]	2,230
Donna J. Hrinak	2,230
Georgette Kiser	2,230
Lyle Logan	2,230
Michael W. Malafronte	—
Ronald L. Taylor[2]	—
James D. White	2,230

[1] Ms. Hart resigned as a director effective in August, 2019.

[2] Mr. Taylor chose not to stand for re-election at the November, 2018 Annual Meeting of Shareholders.

Ratify Selection of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm

Subject to shareholder ratification, the Audit and Finance Committee of the Board has reappointed PricewaterhouseCoopers LLP ("PwC"), as independent registered public accounting firm for Adtalem and its subsidiaries for fiscal year 2020. The Board recommends to the shareholders that the selection of PwC as independent registered public accounting firm for Adtalem and its subsidiaries be ratified. If the shareholders do not ratify the selection of PwC, the selection of independent registered public accounting firm will be reconsidered by the Audit and Finance Committee. Representatives of PwC are expected to be present at the Annual Meeting with the opportunity to make a statement, if they desire to do so, and to be available to respond to appropriate questions from shareholders.

APPROVAL BY SHAREHOLDERS

Proposal No. 2 to ratify the selection of PwC as independent registered public accounting firm for Adtalem for fiscal year 2020 will require the affirmative vote of a majority of the shares of Common Stock of Adtalem represented at the Annual Meeting. Unless otherwise indicated on the proxy, the shares will be voted **FOR** ratification of the selection of PwC as independent registered public accounting firm for Adtalem for fiscal year 2020.

 The Board of Directors recommends a vote **FOR** the ratification of the appointment of PwC as Adtalem's independent registered public accounting firm for fiscal year 2020.

SELECTION AND ENGAGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee, at each of its regularly scheduled meetings, and on an interim basis as required, reviews all engagements of PwC for audit and all other services. Prior to the Audit and Finance Committee's consideration for approval, management provides the Audit and Finance Committee with a description of the reason for and nature of the services to be provided along with an estimate of the time required and approximate cost. Following such review, each proposed service is approved, modified or denied as appropriate. A record of all such approvals is maintained in the files of the Audit and Finance Committee for future reference. All services provided by PwC during the past two years were approved by the Audit and Finance Committee prior to their undertaking.

PRE-APPROVAL POLICIES

The Audit and Finance Committee has adopted a policy for approving all permitted audit, audit-related, tax and non-audit services to be provided by PwC in advance of the commencement of such services, except for those considered to be de minimis by law for non-audit services. Information regarding services performed by the independent registered public accounting firm under this de minimis exception is presented to the Audit and Finance Committee for information purposes at each of its meetings. There is no blanket pre-approval provision within this policy. For fiscal years 2018 and 2019, none of the services provided by PwC were provided pursuant to the de minimis exception to the pre-approval requirements contained in the applicable rules of the SEC. Audit and Finance Committee consideration and approval generally occurs at a regularly scheduled Audit and Finance Committee meeting. For projects that require an expedited decision because the independent registered public accounting firm should begin prior to the next regularly scheduled meeting, requests for approval may be circulated to the Audit and Finance Committee by mail, telephonically or by other means for its consideration and approval. When deemed necessary, the Audit and Finance Committee has delegated pre-approval authority to its Chair. Any engagement of the independent registered public accounting firm under this delegation will be presented for informational purposes to the full Audit and Finance Committee at their next meeting.

AUDIT FEES AND OTHER FEES

The Audit and Finance Committee appointed PwC as Adtalem's independent registered public accounting firm for the fiscal year ended June 30, 2019. Adtalem's shareholders ratified the engagement at the Annual Meeting of Shareholders on November 6, 2018. In addition to engaging PwC to audit the consolidated financial statements for Adtalem and its subsidiaries for the year and review the interim financial statements included in Adtalem's Quarterly Reports on Form 10-Q filed with the SEC, the Audit and Finance Committee also engaged PwC to provide various other audit and audit related services — e.g., auditing of Adtalem's compliance with student financial aid program regulations.

The Sarbanes-Oxley Act of 2002 prohibits an independent public accountant from providing certain non-audit services for an audit client. Adtalem engages various other professional service providers for these non-audit services as required. Other professional advisory and consulting service providers are engaged where the required technical expertise is specialized and cannot be economically provided by employee staffing. Such services include, from time to time, business and asset valuation studies, and services in the fields of law, human resources, information technology, employee benefits and tax structure and compliance.

Audit fees declined in 2019 as a result of the divestitures of DeVry University and Carrington College. Additionally, during fiscal year 2018, we incurred significant tax fees related to tax reform and tax planning that did not recur in fiscal year 2019. The aggregate amounts included in Adtalem's financial statements for fiscal year 2019 and 2018 for fees billed or to be billed by PwC for audit and other professional services, respectively, were as follows:

	Fiscal Year 2019	Fiscal Year 2018
Audit Fees	$3,256,546	$4,637,875
Audit-Related Fees	$ —	$ —
Tax Fees	$ 495,707	$1,115,000
All Other Fees	$ 18,000	$ 58,000
Total	$3,770,253	$5,810,875

AUDIT FEES — Includes all services performed to comply with generally accepted auditing standards in conjunction with the annual audit of Adtalem's financial statements and the audit of internal controls over financial reporting. In addition, this category includes fees for services in connection with Adtalem's statutory and regulatory filings, consents and review of filings with the SEC such as the annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Also included are services rendered in connection with the required annual audits of Adtalem's compliance with the rules and procedures promulgated for the administration of federal and state student financial aid programs.

AUDIT-RELATED FEES — No audit-related fees were billed to us by PwC for fiscal years 2018 and 2019.

TAX FEES — Includes all services related to tax compliance, tax planning, tax advice, assistance with tax audits and responding to requests from Adtalem's tax department regarding technical interpretations, applicable laws and regulations, and tax accounting. Adtalem's Audit and Finance Committee has considered the nature of these services and concluded that these services may be provided by the independent registered public accounting firm without impairing its independence.

ALL OTHER FEES — Includes subscriptions for online accounting research services, fees for access to disclosure checklist, fees to prepare a human resource benchmarking study, and fees for a Carrington College Federal Perkins Loan close-out audit.

AUDIT AND FINANCE COMMITTEE REPORT

To Our Shareholders:

The Audit and Finance Committee of Adtalem consists of four independent directors. The members of the Audit and Finance Committee meet the independence and financial literacy requirements of the NYSE and additional, heightened independence criteria applicable to members of the Audit and Finance Committee under SEC and NYSE rules. In fiscal year 2019, the Audit and Finance Committee held nine meetings. The Audit and Finance Committee has adopted, and annually reviews, a charter outlining the practices it follows. The charter conforms to the SEC's implementing regulations and to the NYSE listing standards.

Management is responsible for Adtalem's internal controls and the financial reporting process by which it prepares the financial statements. Adtalem's independent registered public accounting firm is responsible for performing an independent audit of the annual financial statements of Adtalem and expressing an opinion on those statements. The principal duties of the Audit and Finance Committee include:

- Monitoring Adtalem's financial reporting processes, including its internal control systems;
- Selecting Adtalem's independent registered public accounting firm, subject to ratification by the shareholders;
- Evaluating the independent registered public accounting firm's independence;
- Monitoring the scope, approach and results of the annual audits and quarterly reviews of financial statements and discussing the results of those audits and reviews with management and the independent registered public accounting firm;
- Overseeing the effectiveness of Adtalem's internal audit function and overall risk management processes;
- Discussing with management and the independent registered public accounting firm the nature and effectiveness of Adtalem's internal control systems; and
- Reviewing and recommending to the Board Adtalem's financing policies and actions related to investment, capital structure and financing strategies.

During fiscal year 2019, at each of its regularly scheduled meetings, the Audit and Finance Committee met with the senior members of the Adtalem's financial management team. Additionally, the Audit and Finance Committee had separate private sessions, on a quarterly basis, with Adtalem's independent registered public accounting firm, Adtalem's Chief Operating Officer, General Counsel and Corporate Secretary, Adtalem's Chief Financial Officer and Treasurer, and Adtalem's Senior Director, Internal Audit.

The Audit and Finance Committee is updated periodically on the process management uses to assess the adequacy of Adtalem's internal control systems over financial reporting, the framework used to make the assessment and management's conclusions on the effectiveness of Adtalem's internal controls over financial reporting. The Audit and Finance Committee also discusses with Adtalem's independent registered public accounting firm Adtalem's internal control assessment process, management's assessment with respect thereto and the evaluation by Adtalem's independent registered public accounting firm of its system of internal controls over financial reporting.

The Audit and Finance Committee annually evaluates the performance of Adtalem's independent registered public accounting firm, including the senior audit engagement team, and determines whether to reengage the current independent registered public accounting firm. As a threshold matter, the Audit and Finance Committee satisfies itself that the most recent Public Company Accounting Oversight Board ("PCAOB") inspection report pertaining to the current firm does not contain any information that would render inappropriate its continued service as Adtalem's independent public accountants, including consideration of the public portion of the report and discussion in general terms of the types of matters covered in the non-public portion of the report. The Audit and Finance Committee also considers the quality and efficiency of the previous services rendered by the current auditors and the auditors' technical expertise and knowledge of Adtalem's global operations and industry. Based on this evaluation, the Audit and Finance Committee decided to reengage, and recommend ratification of, PwC as Adtalem's independent registered public accounting firm for fiscal year 2020. The Audit and Finance Committee reviewed with members of Adtalem's senior management team and PwC the overall audit scope and plans, the results of internal and external audit examinations, evaluations by management and PwC of Adtalem's internal controls over financial reporting and the quality of Adtalem's financial reporting. Although the Audit and Finance Committee has the sole authority to appoint Adtalem's independent registered public accounting firm, the Audit and Finance Committee recommends that the Board ask the shareholders, at their annual meeting, to ratify the appointment of Adtalem's independent registered public accounting firm. With respect to Adtalem's audited financial statements for fiscal year 2019, the Audit and Finance Committee has:

• Reviewed and discussed the audited financial statements with management;

• Met with PwC, Adtalem's independent registered public accounting firm, and discussed the matters required to be discussed by the PCAOB; and

• Received the written disclosures and the letter from PwC required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit and Finance Committee concerning independence, and has discussed its independence with PwC.

In reliance upon the Audit and Finance Committee's reviews and discussions with both management and PwC, management's representations and the report of PwC on Adtalem's audited financial statements, the Audit and Finance Committee recommended to the Board that the audited financial statements for the fiscal year ended June 30, 2019 be included in Adtalem's Annual Report on Form 10-K filed with the SEC.

In addition, the Audit and Finance Committee has re-appointed, subject to shareholder ratification, PwC as Adtalem's independent registered public accounting firm for fiscal year 2020.

This Audit and Finance Committee Report is not to be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Exchange Act, except to the extent that Adtalem specifically incorporates this Audit and Finance Committee Report by reference, and is not otherwise to be deemed filed under such acts.

William W. Burke, Chair
Steven M. Altschuler, M.D.
Donna J. Hrinak
Michael W. Malafronte

Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers

Pursuant to Section 14A of the Exchange Act, we are required to submit to shareholders a resolution subject to an advisory vote to approve the compensation of our NEOs. The current frequency of the advisory vote on executive compensation is annually, with the vote for the current year being taken pursuant to this Proposal No. 3. The next such vote will occur at Adtalem's 2020 Annual Meeting of Shareholders.

The Board encourages shareholders to carefully review the "Executive Compensation Tables" section of this Proxy Statement beginning on page 59 and the "Compensation Discussion & Analysis" beginning on page 36 for a thorough discussion of our compensation program for NEOs. The overall goals of our compensation program are to serve the essential purposes of the organization, which are to empower students to achieve their educational and career goals, and to maximize the long-term return to our stakeholders. We designed our program to:

- Align NEO compensation with academic, student outcome and financial objectives;
- Attract, motivate and retain high-quality executives; and
- Reward organizational and individual performance.

The key elements of our executive compensation program are:

- Annual base salary;
- Annual cash incentives under our MIP; and
- Long-term incentives.

Adtalem aims to provide total compensation to each NEO that is market-competitive, combining a stable base salary element with two at-risk elements (annual cash incentive awards and long-term incentive awards) available to be earned based upon individual and organizational performance. We believe this approach helps reinforce a culture of performance by recognizing individual potential and rewarding results. As part of our compensation philosophy, we believe we should provide our NEOs with total compensation opportunities that are competitive with other alternatives available to them in the marketplace and that a significant portion of each NEO's total compensation should be variable — with both upside potential and downside risk — depending upon the performance of Adtalem and of the individual. In addition, we believe we should maintain a clear, straightforward and transparent approach to our executive compensation program.

Accordingly, the following resolution is submitted for an advisory shareholder vote at the Annual Meeting:

RESOLVED, that the compensation paid to Adtalem's NEOs, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion & Analysis, compensation tables and narrative discussion, is hereby approved.

APPROVAL BY SHAREHOLDERS

The approval of the compensation of Adtalem's NEOs will require the affirmative vote of a majority of the shares of Common Stock of Adtalem represented at the Annual Meeting. As this is an advisory vote, the result will not be binding on Adtalem, the Board or the Compensation Committee, although management, the Board and the Compensation Committee will carefully consider the outcome of the vote when evaluating our compensation program. Unless otherwise indicated on a shareholder's proxy, the shares will be voted **FOR** the approval of the compensation of Adtalem's NEOs.

 The Board of Directors recommends a vote **FOR** the approval of the compensation of Adtalem's named executive officers.

COMPENSATION DISCUSSION & ANALYSIS

The following pages summarize our executive compensation program for our NEOs. Our 2019 NEOs are:



Lisa W. Wardell
Chairman of the Board, President and Chief Executive Officer



Patrick J. Unzicker
Former Senior Vice President, Chief Financial Officer and Treasurer



Stephen W. Beard
Chief Operating Officer, General Counsel and Corporate Secretary



Kathy Boden Holland
Group President, Medical and Healthcare Education



Mehul R. Patel
Group President, Financial Services

Executive Summary

Adtalem's executive compensation program is designed to reward leaders for delivering strong financial results and building shareholder value. We firmly believe that academic quality and a strong student-centric focus lead to growth and, therefore, we have incorporated measures into our executive compensation program to recognize leadership for their roles in improving student academic performance and outcomes.

This executive compensation program structure enables us to provide a competitive total compensation package while aligning our leaders' interests with those of our shareholders and other stakeholders. The following chart highlights key objectives behind the development, review and approval of our NEOs' compensation.

COMPENSATION OBJECTIVES

Our executive compensation program is designed to:

ALIGN INCENTIVES

Our purpose is to empower our students to achieve their goals, find success and make inspiring contributions to the global community. Success in realizing our purpose drives growth, which leads to creation of sustainable, long-term value for our shareholders. Our compensation program is distinguished by its alignment not only with our shareholders, but also with our students, whose success is critical to our organization's success.

COMPETE FOR TALENT

Our compensation program is designed to attract, retain and motivate high-performing employees, particularly our key executives who are critical to our operations. Our compensation decisions take into account the competitive landscape for talent.

REWARD PERFORMANCE

We reward outstanding performance through:

- A short-term incentive program focusing our executives on achieving strong financial results and superior academic and student outcomes, through individual performance objectives, and

- A long-term incentive program providing a mix of equity vehicles designed to reward long-term financial performance and shareholder value creation.

During fiscal year 2018, the Compensation Committee, in consultation with its independent advisor FW Cook, conducted a comprehensive review of the current executive compensation program and assessed the extent to which the current program was aligned with shareholder interests and maximized focus on the key strategic priorities as Adtalem moves forward. The Compensation Committee also considered shareholder feedback received through Adtalem's ongoing shareholder outreach efforts conducted over the last several years.

Based on this review, at the August 2018 meeting, the Compensation Committee approved certain changes to the design of our executive compensation program for fiscal year 2019 and forward, which are intended to:

• Enhance pay differentiation among executives for different levels of performance achieved;
• Provide more upside reward and downside risk for exceptional performance over time; and
• Incentivize and reward a thoughtful growth mentality.

1. Shifted Focus on Mission-Based Goals to Management Incentive Plan ("MIP")

The Compensation Committee decided to more effectively emphasize academic quality and academic student outcomes by shifting such measures from being a component of our PSU long-term incentives to the annual short-term MIP. The Compensation Committee believes the annual short-term MIP is the best compensation component to drive focus from year-to-year on these key performance measures. Considering how quickly academic standards and measurement mechanisms change, we believe the quality of goal setting on these academic measures will be stronger with the increased ability to understand and set expectations and appropriately elevate goals on an annual basis. The performance goals established each year are directly overseen by the Academic Quality Committee to ensure appropriate goals are set for each institution within Adtalem's portfolio. Starting in fiscal year 2019, the entirety of the 30% weighting on individual goals for each of our higher education institutional leaders is solely focused on these academic performance measures.

2. Introduction of Free Cash Flow ("FCF") per Share as Long-Term Incentive Measure

Starting with the August 2018 (fiscal 2019) grants, 50% of the PSU grants is based on FCF per share; the remaining 50% is based on three-year average return on invested capital ("ROIC"), consistent with prior PSU grants. The Compensation Committee believes these two performance measures create better alignment with shareholder interests and the appropriate long-term focus on sustainable value creation for the organization. The Compensation Committee and the organization believe that consistently strong academic quality and strong student outcomes drive the long-term success of the organization. In order to achieve the long-term financial goals associated with the PSUs, management must maintain high academic quality and strong student outcomes each year.

SUBSEQUENT SHAREHOLDER OUTREACH



We contacted shareholders representing more than **80%** of shares owned.

We met with shareholders representing more than **40%** of shares owned

To ensure access to key roles in Adtalem's corporate governance and the executive compensation planning process, participants varied per call and included:

• The Chairman of our Compensation Committee
• Our Vice President of Investor Relations
• Our Senior Vice President of Human Resources
• Our Chief Operating Officer, General Counsel and Corporate Secretary

Adtalem employs a proactive investor relations approach, involving management and the Board, with ongoing outreach and interactive dialogue with investors to seek input on topics including corporate governance, executive compensation, and strategy. Our goal is to provide transparency to ensure there is a clear understanding of our business and our operating and financial performance through one-on-one discussions, non-deal road shows, and investor conferences.

Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers

We value our shareholders' opinions on the design and effectiveness of our executive compensation program. Despite our ongoing engagement with shareholders and the Compensation Committee's best intentions for our executive compensation program to support our business strategy and strongly align with shareholders' interests, at our Annual Meeting of Shareholders in November 2018, only 55% of the votes cast in our advisory say-on-pay shareholder vote approved our executive compensation package. In response to the lower level of support for say-on-pay, the Compensation Committee led an extensive shareholder outreach initiative over the course of the past twelve months.

This outreach initiative was designed to assist our Compensation Committee in fully understanding the perspectives of our shareholders, including those that supported and those that did not support our say-on-pay vote in November 2018, with respect to executive compensation. During this engagement, we reached out to shareholders that collectively owned approximately 80% of our outstanding Common Stock and had discussions with shareholders owning more than 40% of our outstanding Common Stock. Given that Institutional Shareholder Services ("ISS") recommended an against vote on our say-on-pay advisory vote in November 2018, we also engaged ISS to better understand their vote recommendation policies and their comments on our program as highlighted in their report following our 2018 proxy statement. This effort supplemented the ongoing communications between our management and shareholders, as well as contact with shareholders prior to our 2018 annual meeting, through various engagement channels including in-person or telephonic meetings. We have continued our shareholder outreach efforts throughout fiscal year 2019 and into fiscal year 2020.

Present at these meetings was a mix of executive leadership, including representation from our Legal, Investor Relations and Human Resources functions, and in many cases, our Compensation Committee Chair, Michael Malafronte.

Shareholders that provided feedback were supportive of our overall compensation program design. The majority of the shareholders we met with were supportive of the metrics for the PSUs which include ROIC and FCF per share. Some of our shareholders suggested we consider relative metrics in the future, but no shareholder identified the PSU metrics as problematic. The majority of the shareholders who provided feedback were supportive of our current equity mix. Shareholders were positive about moving our academic metrics to the MIP. They were also supportive of our use of revenue and earnings per share as MIP performance measures.

While shareholders were generally favorable about the overall design of our compensation program, some of our shareholders expressed a desire to better understand the Compensation Committee's rationale behind the fiscal year 2018 two-year grant to our CEO and what impact one feature of our PSU design had over several years. During the course of these discussions, some shareholders suggested we provide more detail on our CEO's performance against her individual MIP objectives.

We have addressed these three themes below and throughout this disclosure and will continue to engage our shareholder base and consider our shareholders' feedback in our ongoing evaluation of the overall executive compensation program design:

What We Heard	How We Responded
Questions regarding the design feature of the PSUs that allowed for payout calculations to be based on the *greater of* the sum of individual annual performance or the average performance over three years	• Beginning with fiscal 2020 PSU grants (grants made in August 2019), payouts will be based solely on three-year average performance. • The design feature was intended to maintain the executive team's focus on results throughout the three-year period, regardless of performance in a single year. The payouts under the PSUs have never resulted in an increase greater than 7% as a result of this feature.
Questions regarding the two-year front-loaded long-term incentive award to our CEO in fiscal year 2018	• We have enhanced our disclosure under "CEO Long-Term Incentive Compensation" starting on page 51 of this proxy statement regarding the 2018 grant to our CEO. • We fulfilled our commitment not to grant any additional equity award to our CEO in fiscal 2019. Throughout this proxy statement, we have annualized the two-year grant to show that on a normalized basis, our CEO's compensation is in line with our peer group for both fiscal years 2018 and 2019. • Although we have no plans to make a similar grant in the future, our Compensation Committee has committed to conduct additional shareholder outreach prior to considering any such action in the future.
Questions about individual performance goals under our MIP	• We have enhanced our disclosure under "Fiscal Year 2019 MIP Decisions" starting on page 48 of this proxy statement regarding our CEO's performance against individual objectives to provide additional information to our shareholders regarding the decision-making process and rationale for the payout of the individual portion of the MIP for fiscal year 2019.

Shareholders have responded positively to these changes during our discussions.

Adtalem and the Compensation Committee will continue to engage its shareholder base in the future to understand shareholder concerns, particularly in connection with potential changes to its compensation or governance practices.

PAY-FOR-PERFORMANCE FOCUS

We use both short- and long-term incentives to reward NEOs for delivering strong business results, increasing shareholder value and improving student outcomes. With our pay-for-performance philosophy, an executive can earn in excess of target levels when his or her performance exceeds established objectives. And, if performance falls below established objectives, our incentive plans pay below target levels, which in some cases could be nothing at all.

CEO 2019 TARGET COMPENSATION MIX (WITH LTI NORMALIZED)[1][2]



16% Salary

17% Annual Incentive

67% Long Term Incentive

OTHER NEO 2019 TARGET COMPENSATION MIX[1]



32% Salary

23% Annual Incentive

45% Long-Term Incentives

[1] Excludes perquisites.

[2] In August 2018, a two-year, "front-loaded" LTI award was granted to the CEO consisting of approximately 50% in stock options and 50% in PSUs (25% focused on ROIC and 25% focused on academic outcomes). The Board, upon the recommendation and approval of the Compensation Committee, approved this grant to drive Ms. Wardell's focus on critically important academic and financial performance metrics over the next several years. This grant represents the totality of LTI that Ms. Wardell received over the course of fiscal year 2018 and fiscal year 2019. The graph above presents an annualized value of this award (i.e., 50%).

Program Design:

- The actual value realized from the annual MIP award can range from zero, if threshold performance targets are not met, to up to 200% of targeted amounts for exceptional organizational performance.

- Our long-term incentive program consists of equity-based awards whose value ultimately depends on our total shareholder return performance. A significant portion of the long-term component (50% for the CEO's fiscal 2018 front-loaded award and 30–40% of the other NEOs annual awards) is granted in the form of PSUs, the number of which are earned based on our three-year performance versus ROIC and FCF per share goals. If the minimum levels of performance are not met, no PSUs are earned; if the minimum levels of performance are met, payout can range from 50% to 150% of the target number of PSUs.

Performance Assessment: Our Compensation Committee uses a comprehensive, well-defined and rigorous process to assess organizational and individual performance. We believe the performance measures for our incentive plans focus management on the appropriate objectives for the creation of short- and long-term shareholder value as well as academic quality and organizational growth.

2019 COMPENSATION DECISIONS AND ACTIONS

Key Fiscal Year 2019 Compensation Decisions

BASE SALARY Page 44

Reflecting Adtalem's commitment to offering market competitive compensation to our key executives, the Compensation Committee approved salary increases for several NEOs to reward performance and maintain market competitiveness.

ANNUAL INCENTIVES Page 45

For fiscal year 2019 for the CEO, 85% of the MIP award was based on Adtalem's financial performance as reflected in earnings per share and revenue, reflecting our CEO's key responsibility in leading Adtalem's financial growth. The remaining 15% was based on individual performance. For fiscal year 2019 for the other NEOs, as in fiscal years 2017 and 2018, 70% of the MIP award was based on financial performance at Adtalem (earnings per share and revenue) or at the institutions for which the NEO is responsible (operating income and revenue), and the remaining 30% was based on individual performance.

Following the end of fiscal year 2019, the MIP award in total across all measures was paid at 98% of target for the CEO and between 101% and 110% of target for the other NEOs, reflecting the financial performance of Adtalem and its institutions and individual contributions for fiscal year 2019.

LONG-TERM INCENTIVES Page 49

In fiscal year 2019, NEOs other than the CEO received long-term incentive grants consisting of service-vesting stock options, performance-vesting PSUs, and service-vesting RSUs. As previously discussed, the CEO did not receive an equity award in fiscal year 2019.

Performance share awards granted in 2016 to Ms. Wardell and Mr. Unzicker, which included both financial and mission-based PSUs, vested in 2019. The financial-based PSUs were based on ROIC over a three-year period and based on our strong financial performance, vested with an overall payout of 118% of target. Mission-based PSUs, which are based on both absolute and relative academic goals at our various institutions, vested with an overall payout of 104% of target.

Factors Guiding our Decisions

- Executive compensation program objectives, philosophy and principles;
- Shareholder input, including say-on-pay vote;
- Adtalem's mission, vision, purpose and "TEACH" values;
- Market norms, trends and best pay practices;
- Financial performance of Adtalem and its individual institutions;
- Advice of independent outside compensation consultant; and
- Student academic performance and outcomes.

The following provides a more in-depth discussion of our performance in these areas that helped drive the Compensation Committee's evaluation of performance, and ultimately, compensation decisions for fiscal year 2019.

2019 Financial and Operational Highlights

Adtalem's fiscal year 2019 financial results reflect continued growth in its Medical and Healthcare and Financial Services segments, with revenue increasing 4.2% and 13.6%, respectively. Business and Law revenue decreased 16.6%, primarily due to headwinds in Brazil, including a delay in funding under the "Fundo de Financiamento Estudantil" or "Students Financing Fund" program and negative foreign currency exchange. Nonetheless, through substantial expense reduction initiatives, Adtalem achieved fiscal year 2019 earnings per share, excluding special items, of $2.84. See Appendix A for a reconciliation to reported results.

Significant progress was made in transforming Adtalem into a leading workforce solutions provider in fiscal 2019. We completed the divestitures of DeVry University and Carrington College, streamlined our three core verticals to support our enterprise growth strategy and expanded the financial services customer base through our acquisition of OnCourse Learning ("OCL").

Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers

The results of DeVry University and Carrington College are presented as discontinued operations within Adtalem's Annual Report on Form 10-K attached herein. Also see "Note 2: Discontinued Operations" to the consolidated financial statements for further discussion. On May 31, 2019, Adtalem completed the acquisition of 100% of the equity interests of OCL. DeVry University, Carrington College and OCL's revenue and operating income were not included in actual fiscal year 2019 results for MIP performance purposes. See Appendix A for a reconciliation to reported results.

While fiscal year 2019 revenue was below our expectations, earnings per share, excluding special items and OCL results, exceeded our expectations, each as reflected in our fiscal year 2019 operating plan, which served as the basis for our fiscal year 2019 MIP financial performance targets. As a result, the portions of executive officer MIP awards based on Adtalem revenue and earnings per share paid out at 81.6% and 115.9% of target, respectively.


FY 2019 REVENUE




FY 2019 EARNINGS PER SHARE




* Adjusted results adjusted to exclude impact of special items and the impact of the May 31, 2019 OCL acquisition. See Appendix A for a reconciliation to reported results.

EXECUTIVE COMPENSATION GOVERNANCE AND PRACTICES

WHAT WE DO

- ✔ Pay for economic and academic performance
- ✔ Solicit and value shareholder opinions about our compensation practices
- ✔ Deliver total direct compensation primarily through variable pay
- ✔ Set challenging short- and long-term incentive award goals
- ✔ Provide strong oversight that ensures adherence to incentive grant regulations and limits
- ✔ Maintain robust stock ownership requirements
- ✔ Adhere to an incentive compensation recoupment (clawback) policy
- ✔ Offer market-competitive benefits
- ✔ Consult with an independent advisor on executive pay practices, plan designs and assessing external competitive pay levels

WHAT WE DON'T DO

- ✘ Provide guaranteed salary increases
- ✘ Provide tax gross-ups
- ✘ Provide single-trigger change-in-control severance
- ✘ Re-price stock options or exchange underwater options for other awards or cash
- ✘ Pay dividends on unvested performance-based RSUs
- ✘ Provide excessive perquisites
- ✘ Offer a defined benefit pension or supplemental executive retirement plan
- ✘ Permit hedging or pledging of Adtalem Common Stock
- ✘ Reward executives without a link to performance

Executive Compensation

PRINCIPLES OF EXECUTIVE COMPENSATION

The Compensation Committee uses the following Principles of Executive Compensation to assess Adtalem's executive compensation program and to provide guidance to management on the Compensation Committee's expectations for the overall executive compensation structure:

Principle	Purpose
Stewardship/Sustainability	• Reinforce Adtalem's purpose and long-term vision
	• Motivate and reward sustained long-term growth in shareholder value
	• Uphold long-term interests of all stakeholders (including students, employees, employers, shareholders and taxpayers)
	• Focus on sustaining and enhancing the quality and outcomes of education programs
	• Promote continued differentiation and expansion of Adtalem's programs
Accountability	• Ensure financial interests and rewards are tied to executive's area of impact and responsibility (division, geography and function)
	• Require timing of performance periods to match timing of employee's impact and responsibility (short-, medium- and long-term)
	• Emphasize quality, service and academic and career results
	• Articulate well defined metrics, goals, ranges, limits and results
	• Motivate and reward achievement of strategic goals, with appropriate consequences for failure
	• Comply with all legislation and regulation
Alignment	• Promote commonality of interest with all stakeholders (including students, employees, employers, owners and taxpayers)
	• Reflect and reinforce Adtalem's values and culture
	• Promote commonality of interests across business units, geography and up, down and across chain of command
	• Provide a balance between short- and long-term performance
Engagement	• Attract and retain high quality talent and provide for organizational succession
	• Provide market competitive total compensation and benefits packages at all levels
	• Promote consistent employee development at all levels
	• Motivate urgency, creativity and dedication to Adtalem's purpose
	• Clearly communicate the link between pay and performance
Transparency	• Clear communication of compensation structure, rationale and outcomes to all employees and shareholders
	• Simple and understandable structure that is easy for internal and external parties to understand
	• Reasonable and logical relationship between pay at different levels
	• Based on systematic goals that are objective and clear, with appropriate level of discretion

2019 EXECUTIVE COMPENSATION FRAMEWORK

Adtalem's fiscal year 2019 incentive compensation program for executives was designed to link compensation performance with the full spectrum of our business goals, some of which are short-term, while others take several years or more to achieve:

COMPENSATION SNAPSHOT

		Objective	Time Horizon	Performance Measures	Additional Explanation
Salary (cash)		Reflect experience, market competition and scope of responsibilities		Assessment of performance in prior year	
Annual Incentive (cash)	MIP	Short-term operational business priorities	1 year	• Revenue* • Earnings Per Share • Individual Goals	**NEW** Starting in 2019, individual goals for institutional leaders are 100% focused on performance measures relating to the institutions they lead.
Long Term Incentive (equity)	Stock Options	Reward stock price growth and retain key talent	4 year ratable	Stock price growth	• No grant to CEO in 2019 • Represents 40% of NEO LTI
	RSUs	Align interests of management and shareholders, and retain key talent			• No grant to CEO in 2019 • Represents 20-30% of NEO LTI
	ROIC PSUs	Reward achievement of multi-year financial goals, align interests of management and shareholders, and retain key talent	3 year	• ROIC • Stock price growth	• No grant to CEO in 2019 • Represents 30-40% of NEO LTI
	NEW FCF PSUs			• FCF per share • Stock Price Growth	

*   A portion of the MIP payout for executive leadership of business segments and business units is also based on the revenue and operating income at such executive's business segment or business unit.

ANALYSIS OF 2019 EXECUTIVE COMPENSATION

Annual Base Salary

Annual base salaries for NEOs are intended to reflect the scope of their responsibilities, the experience they bring to their roles, and the current market compensation for similar roles outside Adtalem. Once established, base salaries are reviewed annually to reflect the executive's prior performance and respond to changes in market conditions. The table below lists the seven criteria the Compensation Committee uses to determine changes to salary from one year to the next.

Base salary adjustments are made based on seven criteria:
1. Adtalem's overall financial performance compared to operating plan
2. Executive's performance against established individual goals and objectives
3. Executive's effectiveness in instilling a culture of academic quality, teamwork, student service and integrity
4. Executive's expected future contributions
5. Comparison to peer group and other available market data
6. Merit increase parameters set for all colleagues in the organization
7. Discretion based on interaction and observation through the year

Fiscal Year 2019 Base Salary Decisions

In August 2018, the Board, based on the Compensation Committee's recommendation in consultation with FW Cook increased the base salary of Ms. Wardell, Adtalem's President and CEO, by 8% for fiscal year 2019, bringing her salary to $1,100,000, effective September 2018 for fiscal year 2019. The increase was intended to ensure Ms. Wardell's compensation was competitive with compensation practices at Adtalem's peer companies and to reward her strong performance. The Compensation Committee wanted to recognize the CEO's successful recruitment of several key executives who were seen as pivotal for the transformation and growth of the organization; the successful negotiation of agreements to transition DeVry University and Carrington College to new owners; and her success in leading Adtalem through the recovery from the fall 2017 hurricanes that devastated the islands of Dominica and St. Maarten. Of particular note, the Compensation Committee wanted to recognize the CEO's pace, energy and drive in helping Adtalem navigate through a tumultuous period and set the stage for transformation and growth.

Based upon relevant, available market data and Ms. Wardell's assessment of each NEO's performance for the prior year, Ms. Wardell recommended to the Compensation Committee the annual base salary of each of the other NEOs at the outset of fiscal year 2019. Ms. Wardell's recommendations regarding the NEOs were made in consultation with the Senior Vice President of Human Resources and the Chief Financial Officer. These recommendations were based upon their experience with and analysis of the market at that time, their monitoring of the compensation levels at other organizations in Adtalem's market and Ms. Wardell's assessment of each NEO's performance for the prior year. Our CEO does not participate in discussions regarding her own compensation.

	FY2018	FY2019	Percent Change
Lisa W. Wardell	$1,015,000	$1,100,000	8%
Patrick J. Unzicker	$ 512,500	$ 525,313	2.5%
Stephen W. Beard[1]	$ 475,000	$ 546,250	13%
Kathy Boden Holland[2]	$ 575,000	$ 575,000	0%
Mehul R. Patel	$ 430,000	$ 447,200	4%

[1] Mr. Beard received a salary increase of 15% at the beginning of fiscal year 2019 as noted above; Mr. Beard was later promoted to Chief Operating Officer, in addition to continuing to serve as General Counsel and Corporate Secretary, and received a promotional increase in salary to $587,219 on January 9, 2019.

[2] Ms. Boden Holland was hired on May 9, 2018 and did not receive a salary increase for fiscal year 2019.

Annual Cash Incentive Compensation

The annual cash incentive, delivered through the MIP, provides NEOs with the opportunity to earn rewards based on the achievement of organizational and institutional performance, as well as, individual performance.

How The MIP Works

MIP target award opportunities for each NEO are set by the Compensation Committee based on factors including external surveys of practices for positions with similar levels of responsibility. These targets, which are expressed as a percentage of base salary, are then reviewed at the beginning of each fiscal year based on updated market compensation data.

The MIP provided Adtalem's CEO with a target award opportunity of 105% of base salary and other NEOs with a target award opportunity of 70% of base salary. For fiscal year 2019, the target award opportunity for Mr. Beard increased to 70% (from 60%). No other changes were made to the MIP target award opportunity as a percentage of base salary for the other NEOs.

Creating a Strong Link to Pay-for-Performance

We believe the MIP payouts made to our NEOs for fiscal year 2019 support our executive compensation objective of pay-for-performance by rewarding our NEOs to the extent they met or exceeded pre-established individual performance goals and financial performance goals related to the institutions they oversee.

Actual awards can be higher or lower than the target opportunity based on the results for each performance measure. Performance below the threshold for the goal will result in no payment for that performance goal. Performance at or above threshold can earn an award ranging from 50% to 200% of the target amount. The maximum amount of 200% of target rewards exceptional performance compared to expectations, over-delivery of strategic initiatives, and/or achievement of initiatives not contemplated at the time goals were set.

Actual earned awards are determined after the fiscal year has ended and audited financial results have been substantially completed (i.e., in the beginning of the next fiscal year). Thus, MIP awards for fiscal year 2019 were determined and paid in the early part of fiscal year 2020, after the results for the fiscal year ended June 30, 2019 were confirmed. The payout is based on specific Adtalem earnings per share, Adtalem revenue, institution operating income and institution revenue measures set by the Compensation Committee prior to the start of the year in which the performance is measured, in addition to individual performance.

In measuring performance, the Compensation Committee may adjust results for certain unusual, non-recurring or other items to ensure the MIP rewards true operational performance as it is perceived by investors and as consistently measured. Appendix A details the adjustments made in the last three fiscal years.

MIP Performance Measures

The Compensation Committee determined that Adtalem earnings per share and revenue, along with institution operating income and revenue, effectively balance top line revenue growth and bottom line profitability and results and are the most appropriate short-term metrics to support our business objectives.

In instances where an institution has not demonstrated performance commensurate with the potential award, the Compensation Committee may exercise negative discretion and reduce MIP payouts for individuals with oversight over the applicable institution. In the case of acquisitions, the Compensation Committee does not include revenue, and corresponding earnings per share or operating income, from acquisitions in their evaluation of achievement against targets unless such expected revenue, and corresponding earnings per share or operating income, had been factored into the performance target.

In addition to the actual results achieved, the Compensation Committee also considers individual performance over the course of that fiscal year for each NEO. Individual performance goals reflect functional results and/or institution performance appropriate for the executive, as well as academic outcomes, organizational strength and the advancement of Adtalem's core values. Individual performance goals are designed to drive initiatives that support Adtalem's strategy and further align leadership with Adtalem's student-focused purpose.

The relative percentages assigned to the measures for each NEO for fiscal year 2019 are as follows:

	Organizational, Institution and Individual Performance Measure Allocation				
	Adtalem Earnings Per Share	Adtalem Revenue	Institution Operating Income	Institution Revenue	Individual Performance
Lisa W. Wardell	45%	40%			15%
Patrick J. Unzicker	40%	30%			30%
Stephen W. Beard	40%	30%			30%
Kathy Boden Holland	20%	10%	25%	15%	30%
Mehul R. Patel	20%	10%	25%	15%	30%

2019 Performance Goals

Financial goals set for our MIP participants are derived from Adtalem's fiscal year operating plans, which are recommended by Adtalem's executive management team and approved by the Board at the beginning of each fiscal year. For fiscal year 2019, these plans translated to financial performance goals of $2.67 of earnings per share and revenue of $1,285.1 million.

The table below shows the threshold, target, and maximum goals for earnings per share and revenue under the fiscal 2019 MIP, the performance achieved, and the resulting payout.

Metric	Plan			Actual Results (excluding special items)[1]	Performance Relative to Plan	Payout %
	Threshold	Target	Maximum			
Adtalem Revenue	$1,156.59	$1,285.10	$1,542.12	$1,237.93	96.30%	81.60%
Adtalem Earnings Per Share	$ 2.14	$ 2.67	$ 3.74	$ 2.84	106.40%	115.90%

[1] See Appendix A for a reconciliation to reported results.

Performance below the threshold level results in no payout for that measure. Payout for performance between levels is interpolated, and payout is capped at 200% of target for each measure.

The fiscal year 2019 revenue target under the MIP was 4.4% higher than fiscal year 2018 actual results of $1,239.7 million (as restated from $1,715.5 million reported in last year's proxy to reflect the completed divestitures of DeVry University and Carrington College) which reflected expected growth in the Medical and Healthcare and Financial Services segments, offset by a decline in the Business and Law segment. The 2019 earnings per share target goal under MIP was set lower than 2018 actual results, due to expected lower operating margins driven by costs reallocated to continuing operations that were previously allocated to DeVry University and Carrington College and expected higher interest and taxes.

The focus in fiscal year 2019 was to align Adtalem's portfolio to be positioned for growth as a leading workforce solutions provider and to complete the divestitures of DeVry University and Carrington College. Adtalem does not disclose the particular institutional or segment performance goals utilized in its MIP due to the confidential nature of such information and the competitive harm that could result from its disclosure. The Compensation Committee considers the organization's performance goals to represent the best estimate of what the organization could deliver if management, individually and collectively, were to materially satisfy its goals and objectives for the year. All goals are designed to be aggressive yet achievable, with the expectation that it would take extraordinary performance on the part of management to exceed them to the extent necessary to yield maximum incentive payouts under the MIP.

The Compensation Committee approves individual performance goals and objectives for the CEO at the beginning of each fiscal year. The CEO also works collaboratively with the other NEOs in developing their respective individual performance goals and in assigning weightings to such goals to place additional emphasis on tactical priorities. Individual performance goals are factors in determining base salary adjustments, annual cash incentive compensation and future awards of long-term incentive compensation. Individual performance goals intentionally include elements that can be rated objectively as well as, to a lesser extent, elements that are of a subjective nature. Individual performance goals are used to drive stretch performance across a broad range of areas considered critical to our strategy and purpose. This mix of objective and subjective criteria allows the evaluator — the independent members of the Board in the case of the CEO, and the CEO with input and approval from the Compensation Committee in the case of the other NEOs — to assess the individual's performance against objective criteria, while utilizing his or her discretion to make adjustments based on the individual's perceived contributions and other subjective criteria.

A summary of the primary individual performance goals and objectives established for each of our NEOs follows:

Lisa W. Wardell (Chairman of the Board, President and CEO)	• Financial and operating performance • Recruitment and development of a high performing team • Academic outcomes and student success • Strategic growth initiatives
Patrick J. Unzicker (Former SVP, CFO and Treasurer)	• Board relationships and professional development • Financial and operating performance • Recruitment and development of a high performing team • Strategy, capital allocation, and portfolio management
Stephen W. Beard (COO, General Counsel and Corporate Secretary)	• Recruitment and development of a high performing team • Financial and operating performance • High performing non-legal functions • Professional development
Kathy Boden Holland (Group President, Medical & Healthcare Education)	• Adtalem and vertical strategy • Academic outcomes and student success • Financial and operating performance • Recruitment and development of a high performing team
Mehul R. Patel (Group President, Financial Services)	• Execute organic growth strategy • Expand presence through M&A and partnership efforts • Continue to implement and optimize operating model • Professional development

Fiscal Year 2019 MIP Decisions

Based on an evaluation of organizational performance relative to MIP measures set at the beginning of fiscal year 2019, the final MIP awards were partially based on the following financial results, as adjusted for special items described in Appendix A:

- Adtalem achieved 106.4% of the target fiscal year 2019 earnings per share performance goal of $2.67 per share; and

- Adtalem achieved 96.3% of the target fiscal year 2019 performance goal of $1,285.1 million in revenue.

In addition, a portion of the MIP awards for Mr. Patel and Ms. Boden Holland were based on results from the performance of the institutions they oversee. Final MIP award calculations also took into consideration evaluations of individual performance for each NEO during the course of the fiscal year. Based on all of this applicable factors, the Compensation Committee approved the following MIP awards to the NEOs:

	Annual Target as a Percentage of Base Salary	FY2019 Target Award Opportunity	FY2019 Actual Award	Percent of Target Paid Based on FY2019 Performance
Lisa W. Wardell	105%	$1,155,000	$1,135,605	98%
Patrick J. Unzicker	70%	$ 367,719	$ 370,808	101%
Stephen W. Beard[1]	70%	$ 385,673	$ 388,913	101%
Kathy Boden Holland	70%	$ 402,500	$ 405,226	101%
Mehul R. Patel	70%	$ 313,040	$ 344,772	110%

[1]   Target and actual payout for Mr. Beard is shown on a pro-rated basis based on his promotional date of January 9, 2019.

Set forth below, as an example of the MIP calculation for NEOs, is a summary of the calculation of the fiscal year 2019 award for Ms. Wardell:

	Target Award Opportunity (Weighting)	Target	Performance Achieved (Excluding Special Items)	Performance Relative to Target	Payout as a % of Target Award Opportunity based on Performance Relative to Target	Target Award Opportunity ($ Amount)	Actual Award
Adtalem Earnings Per Share	45%	$ 2.67	$ 2.84	106.4%	115.9%	$ 519,750	$ 602,482
Adtalem Revenue	40%	$1,285.1M	$1,237.9M	96.3%	81.6%	$ 462,000	$ 377,198
Individual Performance	15%				90%	$ 173,250	$ 155,925
TOTAL					98%	$1,155,000	$1,135,605

In reviewing the CEO's performance, the Compensation Committee evaluated Ms. Wardell's performance against each of her individual goals and determined a 90% payout for the individual performance component of her MIP award (which represents 15% of the total MIP opportunity) was appropriate. Specifically, the Compensation Committee believed Ms. Wardell was successful in developing a new enterprise strategy process; securing accreditor approval for the DeVry University and Carrington College divestitures and successfully transitioning both DeVry University and Carrington College to new owners; relocating RUSM to a new campus on the island of Barbados; driving a focus on academic quality that resulted in achievement of targets for first-time pass rates for Chamberlain University nursing students on the National Council Licensure Examination students and first-time pass rates for RUSM and AUC students on the U.S. Medical Licensing Examination tests; successfully completing the OCL acquisition; and continuing to drive greater pace, agility and accountability through the culture of the organization. The Compensation Committee identified Ms. Wardell's individual goal relating to setting and achieving external targets for growth as not fully attained during fiscal year 2019.

The Compensation Committee evaluated the other NEOs against their individual goals taking into consideration the following performance highlights:

Patrick J. Unzicker	Delivered the divestitures of DeVry University and Carrington College and supported the achievement of operating income performance through strong spending controls.
Stephen W. Beard	Delivered the divestitures of DeVry University and Carrington College, successfully restructured and rebuilt the Legal and M&A teams, significantly improved several non-Legal functions, successfully acquired OCL, and developed the new enterprise strategy process
Kathy Boden Holland	Significantly improved academic outcome targets, built a strong team at the vertical level, made progress on the HBCU articulation agreements, identified several med/vet expansion opportunities, exceeded operating income targets through strong spending controls, and successfully on-boarded a new leader for Chamberlain University of Health Sciences.
Mehul R. Patel	Delivered organic growth in key businesses, turned around Becker Professional Education, developed and expanded key partnerships and built strong leadership teams at the business unit level.

Long-Term Incentive Compensation

Long-term incentive compensation at Adtalem consists of stock options, RSUs, and PSUs. The Compensation Committee targets the value of long-term incentive compensation for NEOs to represent a substantial percentage of their total compensation opportunity. These incentives are intended to serve three complementary objectives of our compensation program:

• Promote long-term retention of key executives who are critical to our operations,

• Reward executives for the delivery of long-term business results, and

• Align executives' long-term interests with those of our shareholders.

How The Long-Term Incentive Plan Works

The Compensation Committee granted equity awards to each of the NEOs other than the CEO in August 2018 based on both retrospective and prospective considerations and organizational and individual considerations. The Compensation Committee took into account the same seven criteria described in the "Annual Base Salary" section above in determining the amount of these awards. Awards were delivered through a mix of stock-based vehicles to provide a reasonable balance to the equity portfolio:

Tier	Name	Stock Options	RSUs	PSUs
CFO and Group Presidents	Patrick J. Unzicker Kathy Boden Holland Mehul R. Patel	40%	20%	20% ROIC/20% FCF per share
Home Office Functional Leaders	Stephen W. Beard	40%	30%	15% ROIC/15% FCF per share

Stock Options: Stock options reward long-term value creation through increases in stock price. To promote retention, stock option grants vest in equal installments over a four-year period beginning on the first anniversary of the grant date, subject to the NEO's continuous service at Adtalem. The Compensation Committee granted incentive stock options ("ISOs") with a value of up to the $100,000 Internal Revenue Service ("IRS") limitation applicable to each one-year vesting period. To the extent this limitation was met for any NEO, the remaining portion of the stock option award was issued in the form of non-qualified stock options. The Compensation Committee recognizes that Adtalem may not receive a tax deduction for ISOs, but weighed this consideration against the tax benefit ISOs provide to employees and the additional enhancement to Adtalem's ability to attract and retain executives. The Compensation Committee determined it was in Adtalem's best interest to continue utilizing ISOs in the manner described.

Focusing on Long-Term Results

The Compensation Committee believes that long-term equity compensation is an important retention tool and, therefore, chose to use a four-year ratable vesting schedule for grants of stock options and RSUs and a three-year cliff vesting schedule for PSUs, to encourage longer-term focus and retention.

Restricted Stock Units (RSUs): RSUs align the interests of management with those of shareholders and reward long-term value creation. To promote retention, RSUs vest in equal installments over a four-year period beginning on the first anniversary of the grant date, subject to the NEO's continuous service at Adtalem.

Performance Share Units (PSUs): PSUs are designed to reward strong performance based on two financial indicators, ROIC and FCF per share, to focus executives on profitability and effective capital allocation. In fiscal year 2019, PSUs granted to Mr. Unzicker, Mr. Beard, Ms. Boden Holland, and Mr. Patel were split equally among these two components. These PSUs vest after three years based on ROIC and FCF per share performance, respectively, as compared to the goals outlined in the following tables:

Performance Period	ROIC Performance Goals (FY19-21)		
	Threshold (50% Payout)	Target (100% Payout)	Maximum (150% Payout)
Fiscal Year 2019	7.50%	10.00%	12.50%
Fiscal Year 2020	8.50%	11.00%	13.50%
Fiscal Year 2021	9.50%	12.00%	14.50%
3-Year Goal	**8.50%**	**11.00%**	**13.50%**

Performance Period	FCF Per Share Performance Goals (FY19-21)		
	Threshold (50% Payout)	Target (100% Payout)	Maximum (150% Payout)
Fiscal Year 2019	$1.61	$2.30	$2.99
Fiscal Year 2020	$2.13	$3.04	$3.95
Fiscal Year 2021	$3.05	$4.36	$5.66
3-Year Goal	**$2.26**	**$3.23**	**$4.20**

At the start of the performance period, annual ROIC and FCF per share goals are set for each fiscal year, and three-year average ROIC goals are set for the full performance period. Similar to goals for the MIP, these goals are based on the multi-year strategic plan. In some cases, stretch goals are built in to help bridge to out-year targets to ensure we are appropriately working towards our long-term strategic plan. In addition, in some cases, we conduct a "nearest neighbor" analysis, examining our closest competitors to ensure we are positioning ourselves appropriately in the market compared to peers in the industry.

Vesting of the 2019 PSUs are determined as the greater of the sum of the individual payout for each of the three years in the cycle, or the payout based on the three-year average ROIC performance. Vesting for performance between threshold and target and between target and maximum is determined by straight-line interpolation.

The 2019 PSUs grants were made prior our receipt of shareholder feedback regarding the design feature calculating payouts based on the greater of the sum of individual annual performance or performance averaged over three years. In response to shareholder feedback, beginning with grants made in fiscal year 2020, PSU vesting will be based only on performance averaged over three-years.

Fiscal Year 2019 Long-Term Incentive Decisions

For fiscal year 2019, NEOs received the following stock-based awards:

	Stock Options	RSUs	PSUs	Total Value of 2019 Long-Term Incentive Grant
Lisa W. Wardell – as reported	$ —	—	$ —	$ —
– *LTI normalized*[1]	$2,457,657	—	$2,249,943	$4,707,600
Patrick J. Unzicker	$ 303,161	$139,793	$ 279,586	$ 722,540
Stephen W. Beard	$ 324,666	$225,140	$ 224,649	$ 774,456
Kathy Boden Holland	$ 324,666	$150,093	$ 300,186	$ 774,945
Mehul R. Patel	$ 251,236	$115,758	$ 231,516	$ 598,510

[1] "LTI normalized" reflects the annualized value of LTI for the CEO provided in fiscal year 2018.

CEO Long-Term Incentive Compensation

The CEO's equity grant for fiscal year 2018 (granted in August 2017) was a front-loaded, two-year award valued at approximately $9.4 million. This 2018 grant represented Ms. Wardell's long-term incentive awards for both fiscal year 2018 and fiscal year 2019. Therefore, Ms. Wardell did not receive any form of long-term incentive award in fiscal year 2019. This grant was determined by the Board and Compensation Committee to drive Ms. Wardell's focus on critically important academic and financial metrics over the next several years, given the divestitures of DeVry University and Carrington College and the transformative nature of the corporate changes.

Impact of 2018 grant on total compensation for fiscal years 2018 and 2019:

Lisa Wardell Compensation	Salary	Stock Awards	Option Awards	Non-Equity Incentive Compensation	All Other Compensation	Total
2018 – LTI as reported	$1,000,529	$4,499,886	$4,915,314	$1,190,869	$115,611	$11,722,209
2018 – LTI normalized[1]	$1,000,529	$2,249,943	$2,457,657	$1,190,869	$115,611	$ 7,014,609
2019 – No LTI grant	$1,083,654	$ —	$ —	$1,135,605	$153,935	$ 2,373,194
2019 – LTI normalized[1]	$1,083,654	$2,249,943	$2,457,657	$1,135,605	$153,935	$ 7,080,794

[1] "LTI normalized" means the fiscal year 2018 stock award and option award values granted in fiscal year 2018 divided by two to annualize the LTI value across fiscal year 2018 and fiscal year 2019.

On a normalized basis, for fiscal year 2018 and fiscal year 2019, the amount of Ms. Wardell's total compensation was consistent with the external market and our goal to incentivize Ms. Wardell to deliver strategic corporate results.

The Compensation Committee believed the front-loaded equity award strengthened alignment between the CEO's earned compensation and the shareholder value that would be created if she delivered on the transformation, particularly since several of the key strategic initiatives needed to happen in fiscal year 2018. To increase the focus on long-term growth, the 2018 grant deviated from our standard annual equity mix by not granting any time-vesting RSUs and instead granting 50% PSUs and 50% stock options. Additionally, while our typical annual LTI plan includes stock options vesting equally over four years, vesting of the 2018 stock options was back-end loaded, with 50% vesting on each of the third and fourth anniversaries of the grant date.

Review of Performance Share Payouts from Fiscal Year 2016 Awards

Performance share awards granted in August 2016 to Ms. Wardell and Mr. Unzicker, which included both financial and mission-based PSUs, vested in 2019. The financial measure was ROIC, and the academic measures were based on achieving various academic milestones. The tables below show the performance measures and targets established for the August 2016 PSUs, the performance achieved, and the resulting payout.

Goal	Weighting	Performance Goals			Payout (as a % of Target)
		Threshold (50% Payout)	Target (100% Payout)	Maximum (150% Payout)	
Financial-Based PSUs					
ROIC	100%	8.0%	9.5% (10.1%)	11.5%	117.7%
Academic-Based PSUs					
DeVry University - Undergraduate Session to Session Persistence[1]	20%	55%	56%	57% (74.47%)	150.0%
Chamberlain - BSN NCLEX 1st Time Pass Rate[2]	25%	85% (84.5%)	90%	95%	26.3%
RUSM & AUC - USMLE 1st Time Pass Rate (Step1)[3]	10%	78.70%	87.75%	96.00% (94.00%)	138.5%
RUSM & AUC - USMLE 1st Time Pass Rate (Step2 - CK)[3]	10%	81.97%	89.32% (88.04%)	96.67%	91.3%
RUSM & AUC - USMLE 1st Time Pass Rate (Step2 - CS)[3]	10%	79.80%	87.90% (89.10%)	96.00%	107.4%
Carrington - Retention[1]	10%	80.00%	82.50%	85.00% (83.48%)	119.7%
Adtalem Brasil - General Course Index ("IGC")	15%	50th Percentile	60th Percentile	75th Percentile (73rd Percentile)	142.2%
Total Payout as a % of Target (Academic PSUs):					**103.6%**

[1] For the above three-year calculation, DeVry University and Carrington performance was deemed to be met at the target level for fiscal year 2019 due to the timing of the divestitures.

[2] Chamberlain payout was determined based on fiscal year 2019 performance that exceeded the threshold target.

[3] Medical school goals shown reflect the following for the three-year performance period: threshold is equal to the international medical school pass rate norm; maximum is equal to the US medical school pass rate norm; and target is equal to the midpoint between threshold and maximum.

COMPENSATION SETTING PROCESS

Role of the Compensation Committee

The Compensation Committee determines the appropriate level of compensation for the CEO and other NEOs. The Compensation Committee reviews and approves all components of annual compensation (base salary, annual cash incentive and long-term incentive) to ensure they align with the principles of Adtalem's compensation program. In addition, the Compensation Committee meets periodically to review the design of the overall compensation program, approve performance targets and review management performance, and it assists in establishing CEO goals and objectives.

Each year, the Compensation Committee recommends CEO compensation to the Board, taking into consideration the CEO's performance evaluation and advice from the independent executive compensation consulting firm engaged by the Compensation Committee. In determining the CEO's long-term incentive compensation, the Compensation Committee considers Adtalem's absolute and relative performance, incentive awards to CEOs at comparable companies, past awards and the CEO's expected future contributions, as well as other factors it deems appropriate.

The Compensation Committee approves base salary, annual cash incentive and long-term incentive compensation for Adtalem's NEOs, except for the CEO whose compensation package is recommended by the Compensation Committee and approved by the independent members of the Board during executive session.

Role of the Executive Officers and Management

The CEO, in consultation with the Senior Vice President, Human Resources and the Chief Financial Officer, provides the Compensation Committee with compensation recommendations for the other NEOs, including recommendations for annual base salary increases, annual cash incentive awards, and long-term incentive awards. Our Chief Financial Officer does not participate in discussions regarding his compensation. These recommendations are based on market-competitive compensation data and the CEO's assessment of each NEO's performance in the prior year. While these recommendations are given significant weight, the Compensation Committee retains full discretion when determining compensation.

The Compensation Committee reviews and approves, with any modifications it deems appropriate, base salary, annual cash incentive awards and long-term incentive awards for Adtalem's NEOs. The compensation package for the CEO is recommended by the Compensation Committee and approved by the independent members of the Board during executive session.

Role of the Compensation Consultant

The Compensation Committee retains ultimate responsibility for compensation-related decisions. To add objectivity to the review process and inform the Compensation Committee of market trends and practices, the Compensation Committee engages the services of an independent executive compensation advisory firm. For fiscal year 2019, the Compensation Committee engaged FW Cook as its independent executive compensation consultant.

FW Cook analyzed Adtalem's executive compensation structure and plan designs and assessed whether the executive compensation program is competitive and supports the Compensation Committee's goal to align the interests of executive officers with those of shareholders, students and other stakeholders.

For fiscal year 2019, FW Cook's primary areas of assistance were:

- Gathering information related to current trends and practices in executive compensation, including peer group and broader market survey data;
- Reviewing, analyzing and providing recommendations for Adtalem's list of peer group companies;
- Reviewing information developed by management for the Compensation Committee and providing input on such information to the Compensation Committee;
- Attending and participating in all Compensation Committee meetings and most non-employee director executive sessions, as well as briefings with the Compensation Committee chair and management prior to meetings; and
- Reviewing with management and the Compensation Committee the materials to be used in Adtalem's Proxy Statement.

In the second half of fiscal year 2018, FW Cook also conducted a review of our non-employee director compensation program and recommended an annual retainer rate that was applicable throughout fiscal year 2019. Refer to "Director Compensation" beginning on page 29 for more detail.

The Compensation Committee has the sole authority to approve the independent compensation consultant's fees and terms of the engagement. Thus, the Compensation Committee annually reviews its relationship with, and assesses the independence of, FW Cook to ensure executive compensation consulting independence. The process includes a review of the services FW Cook provides, the quality of those services, and fees associated with the services during the fiscal year. The Compensation Committee has assessed the independence of FW Cook pursuant to applicable SEC rules and NYSE listing standards and has concluded that FW Cook's work for the Compensation Committee does not raise any conflict of interest.

Executive Compensation Peer Group

To ensure Adtalem continues to provide total executive compensation that is fair and competitively positioned in the marketplace, the Compensation Committee reviews the pay level, mix and practices of peer group companies. The Compensation Committee does not target any specific percentile levels in establishing compensation levels and opportunities.

While including all large publicly-held, private sector higher education schools, Adtalem's peer group also includes a broader group of organizations in order to provide more comprehensive compensation data. Adtalem's expanded peer group includes publicly-held organizations that provide services over an extended period of time. In consideration of Adtalem's significant focus on healthcare education, which requires attracting and retaining seasoned healthcare professionals and executives, the peer group also includes healthcare services companies. Revenue of most of the peer group organizations is generally between one-half and two times Adtalem's revenue.

Based on the recommendation of FW Cook, in February 2019, the Compensation Committee approved changes to the peer group. The Compensation Committee removed the following companies from the prior year analysis due to their disparate size and/or lack of customer or human resources market alignment:

- Select Medical Holdings Corporation
- Encompass Health
- H&R Block
- Gartner

Additionally, the Compensation Committee added the following companies to the prior year analysis, due to their stronger market alignment for executive talent and business focus:

- Strategic Education
- Chemed
- Tivity
- Chegg

Adtalem's resulting peer group is composed of:

Amedisys	Cross Country Healthcare	Laureate Education
AMN Healthcare Services	Ensign Group	MEDNAX, Inc.
Bright Horizons Family Solutions LLC	Graham Holdings Company	Service Corp. International
Brookdale Senior Living Inc.	Grand Canyon Education, Inc.	Strategic Education
Career Education Corp.	Houghton Mifflin Harcourt	Tivity Health
Chegg	John Wiley & Sons	Weight Watchers
Chemed	K12	

ADDITIONAL EXECUTIVE COMPENSATION PRACTICES

Deferred Compensation

Adtalem maintains the Nonqualified Deferred Compensation Plan that allows certain employees, including the NEOs, to defer up to 50% of salary and 100% of the MIP compensation until termination of service or certain other specified dates. Adtalem credits matching contributions to participants' accounts to the extent they have elected to defer the maximum contributions under Adtalem's Success Sharing Retirement Plan, which is a 401(k) plan, and their matching contributions are limited by the Internal Revenue Code of 1986, as amended (the "Code") provisions.

The Nonqualified Deferred Compensation Plan enables the NEOs and other eligible employees with a certain level of annual compensation to save a portion of their income for retirement on a scale consistent with other employees not subject to IRS limits.

The Nonqualified Deferred Compensation Plan is not 100% funded by Adtalem and participants have an unsecured contractual commitment by Adtalem to pay the amounts due under such plan.

The value of deferred compensation amounts is quantified each year and this program is periodically reviewed for its competitiveness.

Other Benefits

NEOs are eligible to participate in a number of broad-based benefit programs, which are the same ones offered to most employees at Adtalem, including health, disability and life insurance programs.

We do not offer a defined benefit pension plan, and, therefore, our Success Sharing Retirement Plan and the Nonqualified Deferred Compensation Plan are the only retirement savings vehicles for executives.

In general, we do not provide benefits or perquisites to our NEOs that are not available to other employees, with the exception of personal financial planning services.

Benefits and perquisites make up the smallest portion of each NEO's total compensation package. The nature and quantity of perquisites provided by Adtalem did not change materially in fiscal year 2018 versus 2019, consistent with our philosophy that benefits and perquisites should not represent a meaningful component of our compensation program. The Compensation Committee periodically reviews the benefit and perquisite program to determine if adjustments are appropriate.

The "All Other Compensation" column of the 2019 Summary Compensation Table shows the amounts of benefit and perquisite compensation we provided for fiscal years 2017, 2018 and 2019 to each of the NEOs.

Employment Agreements

Adtalem has entered into employment agreements with each employed NEO that provide for:

- Initial annual base salary, subject to annual increases (no decreases except in the case of an across-the-board reduction affecting all executives equally);
- Annual cash incentive opportunity under the MIP, targeted at a percentage of base salary;
- Benefits and perquisites generally available to senior management;
- Reimbursement of expenses consistent with Adtalem's policy in effect at the time; and
- Severance benefits that will be provided upon certain terminations of employment, as further described on pages 65-67 under the caption "2019 Potential Payments Upon Termination or Change-in-Control."

Employment Agreements

Employment agreements provide NEOs with a guaranteed level of financial protection upon loss of employment. Adtalem believes that providing for such income continuity results in greater management stability and lower unwanted management turnover.

The Compensation Committee believes that agreements provide:

- Security and incentives that help retain and attract top executives;
- Greater ability for Adtalem to retain key executives following an extraordinary corporate transaction; and
- Benefits to Adtalem including non-competition and non-solicitation covenants by NEOs.

Change-in-Control

Adtalem provides benefits to its NEOs upon termination of employment from Adtalem in specific circumstances. These benefits are in addition to the benefits to which these NEOs would be generally entitled upon a termination of employment (e.g., vested retirement benefits accrued as of the date of termination, stock-based awards that are vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). In addition, as of November 8, 2017, when our shareholders approved the Fourth Amended and Restated Incentive Plan of 2013 (the "2013 Incentive Plan"), Adtalem's equity compensation plans, and the award agreements used to implement them, provide for accelerated vesting of outstanding equity awards in the event of a change-in-control of Adtalem, only in the event (a) Adtalem (or its successor) ceases to be publicly traded, (b) the successor to Adtalem fails to assume outstanding Awards or to issue new awards in replacement of outstanding Awards, or (c) if the participant is terminated without cause or resigns for good reason within two years following the change-in-control. Awards issued prior to November 8, 2017 provide for accelerated vesting in the event of a change-in-control.

See "2019 Potential Payments Upon Termination or Change-in-Control" on pages 65-67 for a detailed description of potential payments and benefits to the NEOs under Adtalem's compensation plans and arrangements upon termination of employment or a change of control of Adtalem.

OTHER EXECUTIVE COMPENSATION CONSIDERATIONS AND POLICIES

Stock Ownership Guidelines

Stock ownership guidelines have been in place for our directors and executive officers since 2010 and are intended to align their interests with our shareholders by requiring them to be subject to the same long-term stock price volatility our shareholders experience. Each of our non-employee Board members, except for Mr. Malafronte, are expected to maintain ownership of Adtalem Common Stock valued at or equal to three times their annual retainer. Mr. Malafronte, who was appointed to the Board pursuant to a Support Agreement between Adtalem and a shareholder, IVA, and who has declined all compensation for his service, is not subject to the ownership guidelines.

In February 2019, our Board increased the required ownership value for certain executive officers, including certain of our NEOs, to better reflect market practice and the scope of their roles as described in the table below:

Linking Compensation to Stock Performance

Stock ownership guidelines tie the compensation of the NEOs to our stock performance, since the increase or decrease in our stock price impacts their personal holdings. Currently, all NEOs and directors who are no longer subject to a phase-in period have met the minimum ownership requirements.

Position	NEOs	Number of Shares Equivalent to:	Change:
CEO	Lisa W. Wardell	5 times base salary	No change
CFO	Patrick J. Unzicker	3 times base salary	No change
COO	Stephen W. Beard	3 times base salary	Increased from 2 times
Key operational leaders	Mehul R. Patel Kathy Boden Holland	2 times base salary	No change
All other executive officers		1 ½ times base salary	Increased from equal to

Our directors and executive officers have five years following their election, date of appointment or promotion to an executive officer position, as the case may be, to achieve their stock ownership level. Additionally, our executive officers have until the later of five years from their appointment or adoption of the increased guidelines to achieve the new stock ownership levels.

Shares that count toward satisfaction of the guidelines include Adtalem's Common Stock directly and/or beneficially owned, Adtalem's Common Stock held in Adtalem's Success Retirement Plan, Adtalem's Common Stock held in Adtalem's Nonqualified Deferred Compensation Plan, and the after-tax value of unvested RSUs and PSUs and/or vested in-the-money options, provided that these make up no more than 50% of the ownership expectation.

Our stock ownership guidelines are deemed to continue to be met by an individual who has achieved the required ownership level but then falls below solely due to a decline in Adtalem's Common Stock price. Absent exigent circumstances, executives who have not yet met the guidelines at the end of their five-year phase-in period are required to retain, until the guidelines are satisfied, 100% of the after-tax shares received from option exercises or the vesting of RSUs or PSUs.

Incentive Compensation Recoupment Policy

Adtalem has adopted an incentive compensation recoupment policy that applies to all executive officers. The policy provides that, in addition to any other remedies available to Adtalem (but subject to applicable law), if the Board or any committee of the Board determines that it is appropriate, Adtalem may recover (in whole or in part) any incentive payment, commission, equity award or other incentive compensation received by an executive officer of Adtalem to the extent that such incentive payment, commission, equity award or other incentive compensation is or was paid on the basis of any financial results that are subsequently restated due to executive officer conduct that is determined by the independent directors to have been knowingly or intentionally, fraudulent or illegal.

Deductibility of Compensation

Adtalem analyzes the overall expense arising from aggregate executive compensation, as well as the accounting and tax treatment of such programs. Section 162(m) of the Code generally disallows a tax deduction to publicly traded companies for certain compensation in excess of $1 million per year paid to "covered employees." Prior to the recent enactment of the Tax Cuts and Jobs Act, "covered employees" were defined as the CEO and the three other most highly compensated officers, other than the CFO, employed at year-end, and compensation that satisfied the Code's requirements for performance-based compensation was not subject to the deduction limitation. However, the performance-based exception from the deduction limitation has now been repealed under the Tax Cuts and Jobs Act and the definition of "covered employees" has been expanded to include, among others, the CFO and certain former executive officers, effective for taxable years beginning after December 31, 2017, subject to certain transition relief.

From and after January 21, 2018, compensation awarded in excess of $1,000,000 to our NEOs will generally not be deductible. The Compensation Committee views the tax deductibility of executive compensation as one factor to be considered in the context of its overall compensation philosophy. The Compensation Committee reviews each material element of compensation on a continuing basis and believes that shareholder interests are best served by not restricting the Compensation Committee's discretion and flexibility in crafting compensation programs, even though such programs may result in certain non-deductible compensation expenses. Accordingly, the Compensation Committee has approved and may in the future approve compensation arrangements for executive officers that are not fully deductible.

Compensation Risk Analysis

The Compensation Committee, with the assistance of its consultant, FW Cook, conducted an annual assessment of our compensation program to ensure it does not encourage unnecessary or excessive risk taking that could have an adverse effect on Adtalem.

The risk assessment covered all compensation programs, including those in which our top executives and NEOs participate.

Through this process, FW Cook and the Compensation Committee have concluded that Adtalem's compensation programs do not encourage behaviors that could create material risk to the organization. More specifically, the Compensation Committee concluded that:

- Adtalem's compensation programs are well-designed to encourage behaviors aligned with the long-term interests of shareholders.
- There is appropriate balance in the executive compensation program structure to mitigate compensation-related risk with fixed and variable pay, cash and equity, corporate and business unit goals, financial and non-financial goals, and formulas and discretion.
- The Compensation Committee has approved policies to mitigate compensation risk, including stock ownership guidelines, insider-trading prohibitions, and clawbacks.
- Additionally, the Compensation Committee exercises an appropriate level of independent oversight into compensation decisions and related risk.

Prohibition on Hedging and Pledging

Our insider trading policy prohibits employees and directors from engaging in any transaction that is designed to hedge or offset any decrease in the market value of equity securities issued by Adtalem. In addition, except as expressly approved by our general counsel, employees and directors may not hold Adtalem securities in a margin account or pledge Adtalem securities as collateral for a loan. None of our executive officers or directors have requested approval to hold Adtalem securities in a margin account or to pledge Adtalem securities.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board hereby furnishes the following report to the shareholders of Adtalem in accordance with rules adopted by the SEC. The Compensation Committee has reviewed and discussed the Compensation Discussion & Analysis of this Proxy Statement with Adtalem's management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion & Analysis be included in this Proxy Statement.

This report is submitted on behalf of the members of the Compensation Committee:

Michael W. Malafronte, Chair
William W. Burke
Lyle Logan

Executive Compensation Tables

2019 SUMMARY COMPENSATION TABLE

This table shows the compensation of each of our NEOs for fiscal years ended June 30, 2019, June 30, 2018 and June 30, 2017, respectively.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	All Other Compensation[6] ($)	Total ($)
Lisa W. Wardell Chairman of the Board, Chief Executive Officer and President	2019	1,083,654	—	—[7]	—[7]	1,135,605	153,935	2,373,194
	2018	1,000,529	—	4,499,886[7]	4,915,314[7]	1,190,869	115,611	11,722,209
	2017	929,423	—	2,684,087	1,741,417	1,000,485	41,668	6,397,080
Patrick J. Unzicker[8] Former Senior Vice President, Chief Financial Officer and Treasurer	2019	522,849	—	419,379	303,161	370,808	51,545	1,667,742
	2018	492,788	—	540,027	393,181	407,289	42,733	1,876,018
	2017	410,000	—	298,338	193,389	294,483	31,419	1,227,629
Stephen W. Beard[9] Chief Operating Officer, General Counsel and Corporate Secretary	2019	535,700	—	449,790	324,666	388,913	23,341	1,722,410
Kathy Boden Holland[10] Group President, Medical and Healthcare	2019	575,000	—	450,279	324,666	405,226	39,054	1,794,225
Mehul R. Patel Group President, Financial Services	2019	443,892	—	347,274	251,236	344,772	46,337	1,433,511
	2018	337,385	250,000	529,816	—	215,827	13,490	1,346,518

[1] This column shows the salaries paid by Adtalem to its NEOs in fiscal years 2019, 2018 and 2017. The following NEOs have elected to defer a portion of their salaries under the Nonqualified Deferred Compensation Plan: Ms. Wardell ($32,510 for 2019, $30,016 for 2018 and $14,096 for 2017); Mr. Unzicker ($10,457 for 2019, $9,856 for 2018 and $8,200 for 2017); Ms. Boden Holland ($35,385 for 2019); and Mr. Patel ($13,317 for 2019 and $10,237 for 2018). Amounts shown are inclusive of these deferrals.

[2] This column includes the $250,000 signing bonus paid to Mr. Patel in fiscal year 2018.

[3] The amounts reported in the Stock Awards column represents the grant date fair value of awards of both PSUs and RSUs, which is an estimated value computed in accordance with FASB ASC Topic 718. The assumptions used for fiscal years 2019, 2018 and 2017 calculations can be found at Note 5: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the year ended June 30, 2019; Note 5: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the year ended June 30, 2018; and Note 6: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the year ended June 30, 2017, respectively. The grant date fair values of the PSUs are based on the probable outcome of the performance conditions to which the PSUs are subject, and the shares the recipient would receive under such outcome. The 2019 Grants of Plan-Based Awards shows the values of PSU awards assuming that the highest levels of the performance conditions are achieved.

[4] The amounts reported in the Options Awards column represents the grant date fair value, which is an estimated value computed in accordance with FASB ASC Topic 718. The assumptions used for fiscal years 2019, 2018 and 2017 calculations can be found at Note 5: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the year ended June 30, 2019; Note 5: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the year ended June 30, 2018; and Note 6: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the year ended June 30, 2017, respectively.

[5] The MIP compensation reported in this column was earned in fiscal years 2019, 2018 and 2017 and paid in fiscal years 2020, 2019 and 2018, respectively, based upon the MIP guidelines. Certain NEOs have elected to defer a portion of their MIP compensation under the Nonqualified Deferred Compensation Plan, specifically: Ms. Wardell ($113,560 for 2019, $119,087 for 2018 and $100,049 for 2017) and Ms. Boden Holland ($392,246 for 2019). Amounts shown are inclusive of these deferrals.

[6] The amounts indicated in the "all other compensation" column for 2019 include the following:

- Matching and success sharing contributions credited under the Success Sharing Retirement Plan for Ms. Wardell ($19,163), Mr. Unzicker ($18,819); Mr. Beard ($22,540); Ms. Boden Holland ($11,421) and Mr. Patel ($16,907).
- Company contributions credited under the Nonqualified Deferred Compensation Plan for Ms. Wardell ($125,746); Mr. Unzicker ($31,916); Ms. Boden Holland ($26,391) and Mr. Patel ($28,720).
- Group life insurance premiums paid by Adtalem for Ms. Wardell ($1,026); Mr. Unzicker ($810); Mr. Beard ($801); Ms. Boden Holland ($1,242) and Mr. Patel ($710).
- Personal financial planning services for Ms. Wardell ($8,000).

[7] Ms. Wardell's equity grant for fiscal year 2018 (granted in August 2017) was a front-loaded, two-year award valued at approximately $9.4 million. The Board and Compensation Committee have determined that this grant represents Ms. Wardell's long-term incentive awards for both fiscal year 2018 and fiscal year 2019. Ms. Wardell has not received, and will not receive, any form of long-term incentive award in fiscal year 2019. This grant was determined by the Board and Compensation Committee to drive Ms. Wardell's focus on performance over the next several years on key academic and financial metrics.

[8] Mr. Unzicker was succeeded by Mr. Michael Randolfi as Senior Vice President and Chief Financial Officer in August 2019.

[9] Mr. Beard joined Adtalem as our General Counsel on February 1, 2018. On January 9, 2019, Mr. Beard was named Chief Operating Officer in addition to General Counsel.

[10] Ms. Boden Holland joined Adtalem as an officer on May 9, 2018.

Employment Agreements with Chief Executive Officer and Other Named Executive Officers

Adtalem has entered into employment agreements with each of its NEOs, which are described on pages 65-66 under the caption "Employment Agreements."

2019 GRANTS OF PLAN-BASED AWARDS

This table sets forth information regarding non-equity incentive plan awards, equity incentive plan awards, RSUs and stock options granted to the NEOs in fiscal year 2019.

Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[5]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[6]	Exercise or Base Price of Option Awards ($/sh)[7]	Grant Date Fair Value of Stock and Option Awards[8]
	Threshold ($)[2]	Target ($)[3]	Maximum ($)[4]	Threshold (#)	Target (#)	Maximum (#)				
Lisa W. Wardell										
	577,500	1,155,000	2,310,000							
Patrick J. Unzicker										
	183,860	367,719	735,438							
8/22/2018				2,850	5,700	8,550				$279,586
8/22/2018								14,450	49.05	$303,161
8/22/2018							2,850			$139,793
Stephen W. Beard										
	192,837	385,673[9]	771,346							
8/22/2018				2,290	4,580	6,870				$224,650
8/22/2018								15,475	49.05	$324,666
8/22/2018							4,590			$225,140
Kathy Boden Holland										
	201,250	402,500	805,000							
8/22/2018				3,060	6,120	9,180				$300,186
8/22/2018								15,475	49.05	$324,666
8/22/2018							3,060			$150,093
Mehul R. Patel										
	156,520	313,040	626,080							
8/22/2018				2,360	4,720	7,080				$231,516
8/22/2018								11,975	49.05	$251,236
8/22/2018							2,360			$115,758

[1] Payouts under the MIP were based on performance in fiscal year 2019. Therefore, the information in the "Threshold," "Target" and "Maximum" columns reflect the range of potential payouts when the performance goals were set on August 22, 2018. The amounts actually paid under the MIP for fiscal year 2019 appear in the "Non-Equity Incentive Plan Compensation" column of the 2019 Summary Compensation Table.

[2] Pursuant to the MIP, performance below a performance goal threshold will result in no payment with respect to that performance goal. If a performance goal threshold is met, then the amount shown in this column represents the minimum incentive payment, 50% of the target.

[3] The amount shown in this column represents the target incentive payment under the MIP, which is calculated as a set percentage of base salary.

[4] Pursuant to the MIP, the amount shown in this column represents the maximum incentive payment, 200% of the target.

[5] PSUs were granted under the 2013 Incentive Plan. The awards consist of 50% with a target based on ROIC over a period of three fiscal years and 50% with a target based on FCF per share over a period of three fiscal years. PSUs will pay out anywhere between 0% for below threshold performance, 50% of target payout for threshold performance and 150% of target for achieving maximum performance or above. Straight-line interpolation will be used to determine achievement between threshold and target.

[6] Stock option awards on August 22, 2018 were issued as part of the annual incentive award under the 2013 Incentive Plan, which become exercisable at 25% per year for four years beginning on the first anniversary of the date of grant and have a maximum term of ten years.

[7] All options granted on August 22, 2018 have an exercise price equal to the closing sales price of the Common Stock on the date of grant.

[8] This column shows the grant date fair value of PSUs (assuming payout at target value), RSUs and stock options granted on August 22, 2018, in fiscal year 2019, computed in accordance with FASB ASC Topic 718, which was $20.98 for stock options and $49.05 for each of RSUs and PSUs. Also see Note 5: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the year ended June 30, 2019 for an explanation of the assumptions made by Adtalem in the valuation of stock option awards.

[9] Target for Mr. Beard is shown on a pro-rated basis based on his promotional date of January 9, 2019.

2019 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

This table sets forth information for each NEO with respect to stock options, RSUs and PSUs held by the NEOs as of June 30, 2019.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Lisa W. Wardell	127,813	66,756	17.54	5/26/2026				
	95,787	95,788	23.78	8/25/2026				
	—	335,975	33.90	8/23/2027				
					32,110	1,446,556	208,430	9,389,772
Patrick J. Unzicker	3,225	—	38.71	8/27/2020				
	3,775	—	41.87	8/24/2021				
	6,472	—	18.60	8/29/2022				
	7,125	—	28.32	8/21/2023				
	4,875	—	43.47	8/20/2024				
	6,693	2,232	26.23	8/26/2025				
	10,637	10,638	23.78	8/25/2026				
	6,718	20,157	33.90	8/23/2027				
	—	14,450	49.05	8/22/2028				
					9,378	422,479	24,730	1,114,087
Stephen W. Beard	—	15,475	49.05	8/22/2028				
					8,633	388,917	4,580	206,329
Kathy Boden Holland	—	15,475	49.05	8/22/2028				
					7,133	321,342	11,550	520,328
Mehul R. Patel	—	11,975	49.05	8/22/2028				
					7,723	347,921	11,870	534,744

[1] The table below details the vesting schedule for stock option grants based on the termination date of the relevant grant. In general, option grants vest 25% on each of the first four anniversaries of the date of grant, except for Ms. Wardell's August 23, 2027 expiration dated grant relates to a double grant award that vests 50% on each of the third and fourth anniversaries of the date of grant. Ms. Wardell's May 26, 2026 expiration dated grant relates to an option granted to her as part of an initial sign-on award granted upon her appointment as President and CEO to compensate for forgone compensation at her prior employer and to align her compensation with Adtalem's performance.

Option Expiration Dates	Grant Dates				Options Vesting Dates
8/27/2020	8/27/2010	8/27/2011	8/27/2012	8/27/2013	8/27/2014
8/24/2021	8/24/2011	8/24/2012	8/24/2013	8/24/2014	8/24/2015
8/29/2022	8/29/2012	8/29/2013	8/29/2014	8/29/2015	8/29/2016
8/21/2023	8/21/2013	8/21/2014	8/21/2015	8/21/2016	8/21/2017
8/20/2024	8/20/2014	8/20/2015	8/20/2016	8/20/2017	8/20/2018
8/26/2025	8/26/2015	8/26/2016	8/26/2017	8/26/2018	8/26/2019
5/26/2026	5/26/2016	5/26/2017	5/26/2018	5/26/2019	5/26/2020
8/25/2026	8/25/2016	8/25/2017	8/25/2018	8/25/2019	8/25/2020
8/23/2027	8/23/2017	8/23/2018	8/23/2019	8/23/2020	8/23/2021
8/22/2028	8/22/2018	8/22/2019	8/22/2020	8/22/2021	8/22/2022

(2) The table below details the vesting schedule for RSUs, which vest 25% on each of the first four anniversaries of the date of grant.

Name	Grant Date	Number of RSUs Vesting				
		Year 1	Year 2	Year 3	Year 4	Total
Lisa W. Wardell	5/26/2016	—	—	—	13,185	13,185
Lisa W. Wardell	8/25/2016	—	—	9,462	9,463	18,925
Patrick J. Unzicker	8/26/2015	—	—	—	440	440
Patrick J. Unzicker	8/25/2016	—	—	1,052	1,053	2,105
Patrick J. Unzicker	8/23/2017	—	1,328	1,327	1,328	3,983
Patrick J. Unzicker	8/22/2018	712	713	712	713	2,850
Stephen W. Beard	2/13/2018	—	1,348	1,347	1,348	4,043
Stephen W. Beard	8/22/2018	1,147	1,148	1,147	1,148	4,590
Kathy Boden Holland	5/9/2018	—	1,358	1,357	1,358	4,073
Kathy Boden Holland	8/22/2018	765	765	765	765	3,060
Mehul R. Patel	11/7/2017	—	1,788	1,787	1,788	5,363
Mehul R. Patel	8/22/2018	590	590	590	590	2,360

(3) Represents the value derived by multiplying the number of shares of Common Stock covered by RSUs granted by $45.05 (the closing market price of Adtalem's Common Stock on June 28, 2019).

(4) The table below details the vesting schedule for PSUs. In general, PSUs vest following the third anniversary of their grant date.

Name	Grant Date	Vesting Date	Number of PSUs Vesting
Lisa W. Wardell	8/25/2016	8/25/2019	75,690
Lisa W. Wardell	8/23/2017	8/23/2020	132,740
Patrick J. Unzicker	8/25/2016	8/25/2019	8,410
Patrick J. Unzicker	8/23/2017	8/23/2020	10,620
Patrick J. Unzicker	8/22/2018	8/22/2021	5,700
Stephen W. Beard	8/22/2018	8/22/2021	4,580
Kathy Boden Holland	5/9/2018	8/22/2021	5,430
Kathy Boden Holland	8/22/2018	8/22/2021	6,120
Mehul R. Patel	11/7/2017	11/7/2020	7,150
Mehul R. Patel	8/22/2018	8/22/2021	4,720

(5) Represents the value derived by multiplying the number of shares of Common Stock covered by the PSUs by $45.05 (the closing market price of Adtalem's Common Stock on June 28, 2019). The value provided assumes a PSU payout at target value.

2019 OPTIONS EXERCISES AND STOCK VESTED

This table provides information for the NEOs concerning stock options that were exercised and PSUs and RSUs that vested during fiscal year 2019.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Lisa W. Wardell	9,200	180,119	59,915	2,863,660
Patrick J. Unzicker	4,928	83,654	10,303	526,665
Stephen W. Beard	—	—	1,347	64,979
Kathy Boden Holland[3]	—	—	4,657	251,520
Mehul R. Patel	—	—	1,787	103,449

[1] *Value Realized on Exercise.* If the exercise was executed as part of a cashless transaction where the shares acquired were immediately sold, this represents the difference between the sales price of the shares acquired and the option exercise price multiplied by the number of shares of Common Stock covered by the options exercised. If the exercise was executed as part of a buy and hold transaction, this represents the difference between the closing market price of the Common Stock for the date of exercise of the option and the option exercise price multiplied by the number of shares of Common Stock covered by the options held.

[2] *Value Realized on Vesting.* For Ms. Wardell, this amount represents PSUs originally granted in May 2016 that vested in August 2018. For Mr. Unzicker, this amount represents PSUs originally granted in August 2015 that vested in August 2018 and PSUs originally granted in November 2015 that vested in November 2018. For Ms. Wardell, this amount represents RSUs originally granted in May 2016 that vested in May 2019 and RSUs originally granted in August 2016 that vested in August 2018. For Mr. Unzicker, this amount represents RSUs originally granted in August 2014, August 2015, August 2016 and August 2017 that vested in August 2018. For Mr. Beard, this amount represents RSUs originally granted in February 2018 that vested in February 2019. For Ms. Boden Holland, this amount represents RSUs originally granted in November 2017 that vested in November 2018 as part of her prior service on the Adtalem Board and RSUs originally granted in May 2018 that vested in May 2019. For Mr. Patel, this amount represents RSUs originally granted in November 2017 that vested in November 2018.

[3] For Ms. Boden Holland, includes director compensation in the form of RSUs for her prior service as a member of the Board.

2019 NONQUALIFIED DEFERRED COMPENSATION

This table sets forth information about activity for NEOs in our Nonqualified Deferred Compensation Plan during fiscal year ended June 30, 2019.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Balance at Last Fiscal Year End ($)[4]
Lisa W. Wardell	151,596	125,746	28,062	873,206
Patrick J. Unzicker	10,457	31,916	15,499	327,020
Stephen W. Beard	—	—	—	—
Kathy Boden Holland	93,574	26,391	4,268	210,867
Mehul R. Patel	13,317	28,720	1,843	54,028

[1] *Executive Contributions in Last Fiscal Year.* The amount of executive contributions made by each NEO and reported in this column is included in each NEO's compensation reported on the 2019 Summary Compensation Table, either in the "Salary" or "Non-Equity Incentive Plan Compensation" column. See footnotes 1 and 5 of the 2019 Summary Compensation Table for specific deferrals made by each NEO.

[2] *Registrant Contributions in Last Fiscal Year.* The amount of Adtalem contributions made and reported in this column is included in each NEO's compensation reported on the 2019 Summary Compensation Table in the "All Other Compensation" column.

(3) *Aggregate Earnings in Last Fiscal Year.* These amounts represent the earnings in the Nonqualified Deferred Compensation Plan for fiscal year 2019. These amounts are not reported in the 2019 Summary Compensation Table.

(4) *Aggregate Balance at Last Fiscal Year End.* The aggregate balance as of June 30, 2019 reported in this column for each NEO reflects amounts that either are currently reported or were previously reported as compensation in the 2019 Summary Compensation Table for current or prior years, except for the aggregate earnings on deferred compensation.

DEFERRED COMPENSATION PLAN

The Nonqualified Deferred Compensation Plan covers directors and selected key employees approved for participation by the Compensation Committee. All of the NEOs are eligible to participate in the Nonqualified Deferred Compensation Plan. Under the Nonqualified Deferred Compensation Plan as it applies to employees, participants may make an advance election to defer up to 50% of salary and up to 100% of MIP compensation until termination of service with Adtalem or certain other specified dates. Adtalem credits matching contributions to participants' accounts under the Nonqualified Deferred Compensation Plan to the extent they have elected to defer the maximum amount under Adtalem's Success Sharing Retirement Plan, and their matching contributions to the Success Sharing Retirement Plan are limited by applicable Code provisions. Adtalem may also credit participants' accounts with discretionary success sharing contributions. Participants are fully vested in their own deferral and matching contributions, plus earnings, and will vest in discretionary contributions, if any, as determined by the Compensation Committee. Participants may elect to have their Nonqualified Deferred Compensation Plan accounts credited with earnings based on various investment choices made available by the Compensation Committee for this purpose. Participants may elect to have account balances paid in a lump sum or in installments. Distributions are generally made or commence in January of the year following termination of employment (but not earlier than six months after termination) or January of the year in which the specified payment date occurs. In the event of death before benefits commence, participants' accounts will be paid to their beneficiaries in a lump sum.

2019 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Adtalem provides benefits to the NEOs upon termination of employment from Adtalem in specific circumstances. These benefits are in addition to the benefits to which these NEOs would be generally entitled upon a termination of employment (i.e., vested retirement benefits accrued as of the date of termination, stock-based awards that are vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). In addition, Adtalem's equity compensation plans and the stock award agreements used to implement them provide for accelerated vesting of outstanding stock awards in the event of a change-in-control of Adtalem, regardless of whether a termination of employment occurs for awards granted prior to November 8, 2017.

Employment Agreements

MS. WARDELL

Adtalem entered into an employment agreement with Ms. Wardell effective as of her May 24, 2016 appointment as President and CEO. The employment agreement provides, among other things, that if her employment is terminated by Adtalem without "cause" or by Ms. Wardell with "good reason," and if she executes a release of claims, she will be entitled to a lump sum payment equal to 12 months of base salary and a prorated MIP award based on actual performance for the fiscal year and paid in a lump sum at the same time MIP awards are paid to other employees.

If such termination of employment occurs within 12 months of a "change-in-control," and she executes a release of claims, she will be entitled to (i) a lump sum payment equal to two times base salary and the average of the MIP award paid to her for the prior two fiscal years; and (ii) accelerated vesting of all outstanding stock options.

OTHER NEOs

Adtalem has entered into similar employment arrangements with each of the other NEOs, Mr. Unzicker, Mr. Beard, Ms. Boden Holland and Mr. Patel. These employment agreements provide, among other things, that if the NEO's employment with Adtalem is terminated by Adtalem without "cause" or by the NEO with "good reason", and the NEO executes a release of claims, then the NEO will be entitled to the following benefits:

- One and one-half times the sum of their base salary plus target MIP award, payable in 18 equal monthly payments;
- A pro-rated MIP award (if employed for at least six months in the fiscal year during which termination occurs) based on actual performance for the relevant fiscal year, paid in a lump sum at the time MIP awards are paid to other employees;
- 18 months of continued health benefit plan coverage at active employee rates following the termination date; and
- Access to a senior executive level outplacement program for 9 months.

In addition, the employment arrangements provide that if such termination occurs within 12 months of a "change-in-control", and the NEO executes a release of claims, then the NEO will be entitled to the following benefits:

- Two times the sum of their base salary plus target MIP award, payable in 24 equal monthly payments;
- A pro-rated MIP award (if employed for at least six months in the fiscal year during which termination occurs) based on actual performance for the relevant fiscal year, paid in a lump sum at the time MIP awards are paid to other employees;
- 24 months of continued health benefit plan coverage at active employee rates following the termination date; and
- Access to a senior executive level outplacement program for 12 months.

For purposes of all of the employment agreements:

- "cause" means (i) the commission of a felony or other crime involving moral turpitude or the commission of any other act or omission involving misappropriation, dishonesty, fraud, illegal drug use or breach of fiduciary duty, (ii) willful failure to perform duties as reasonably directed by the CEO, (iii) the NEO's gross negligence or willful misconduct with respect to the performance of the NEO's duties under the employment agreement, (iv) obtaining any personal profit not fully disclosed to and approved by Adtalem's Board in connection with any transaction entered into by, or on behalf of, Adtalem, or (v) any other material breach of the employment agreement or any other agreement between the NEO and Adtalem;
- "change-in-control" shall have the meaning set forth in the 2013 Incentive Plan; and
- "good reason" means, without the NEO's consent, (i) material diminution in title, duties, responsibilities or authority, (ii) reduction of base salary, MIP target or employee benefits except for across-the-board changes for executives at the NEO's level, (iii) exclusion from executive benefit/compensation plans, (iv) material breach of the employment agreement that Adtalem has not cured within 30 days after the NEO has provided Adtalem notice of the material breach which shall be given within 60 days of the NEO's knowledge of the occurrence of the material breach, or (v) resignation in compliance with securities, corporate governance or other applicable law (such as the US Sarbanes-Oxley Act) as specifically applicable to the NEO. For Mr. Beard and Ms. Boden Holland, the definition of "good reason" also includes, without the NEO's consent, requiring the NEO to relocate to an employment location more than 50 miles from the NEO's current employment location.

EQUITY AWARD PLANS

The equity award agreements under which options, RSUs and PSUs are held by employees, including the NEOs, provide for the immediate vesting of unvested options and RSUs and of PSUs at the target levels in the event of a change-in-control of Adtalem. The provisions of the equity award agreements under which options, PSUs and RSUs were granted to employees, including the NEOs, provide the following:

- If the participant's employment is terminated due to death or disability (as defined in the agreement), options will become fully vested and exercisable for the remaining term of the option, RSUs will fully vest, and PSUs will continue to vest in accordance with their terms.
- If the participant's employment terminates due to mutual agreement, the participant will be credited with one additional year of service for the purpose of determining vesting of options, PSUs and RSUs. The participant's options will remain exercisable until the earlier of one year from termination or the expiration of the term of the option. PSUs that vest following a termination will be paid out when paid out to other PSU recipients.
- If the participant's employment terminates due to retirement, options will continue to vest and be exercisable, and RSUs and PSUs will continue to vest in accordance with their respective terms. Retirement means the participant's termination without cause after age 55 when the sum of his or her age and full years of service equals or exceeds 65.

In August 2017, the Board adopted double-trigger vesting of equity awards as part of the 2013 Incentive Plan. In November 2017, Adtalem's shareholders approved the 2013 Incentive Plan. As a result, vesting of future grants of equity awards (the "Awards") will accelerate upon a change-in-control only in the event Adtalem (or its successor) ceases to be publicly traded, or the successor to Adtalem fails to assume outstanding Awards or to issue new awards in replacement of outstanding Awards. Under the new double-trigger vesting rules, newly issued Awards will vest if a participant is terminated without cause or resigns for good reason within two years following a change-in-control. All Awards issued prior to shareholder approval in November 2017 will continue to have a single-trigger vesting rules as described above.

2019 Potential Severance Payments

The tables set forth below quantify the additional benefits as described above that would be paid to each NEO under the following termination of employment or change-in-control events, had such an event occurred on June 30, 2019.

TERMINATION OF EMPLOYMENT — NO CHANGE-IN-CONTROL

Name:	Lisa W. Wardell	Patrick J. Unzicker	Stephen W. Beard	Kathy Boden Holland	Mehul R. Patel
Salary:	$1,100,000	$ 787,969	$ 880,828	$ 862,500	$ 670,800
MIP Target Amount:	—	$ 551,578	$ 616,580	$ 603,750	$ 469,560
Pro-Rated MIP:	$1,135,605	$ 370,808	$ 388,913	$ 405,226	$ 344,772
Continued Health Coverage:	—	$ 25,380	$ 25,380	$ 25,038	$ 25,380
Outplacement Services:	—	$ 11,250	$ 11,250	$ 11,250	$ 11,250
TOTAL	$2,235,605	$1,746,985	$1,922,951	$1,907,764	$1,521,762

TERMINATION OF EMPLOYMENT FOLLOWING A CHANGE-IN-CONTROL

Name:	Lisa W. Wardell	Patrick J. Unzicker	Stephen W. Beard	Kathy Boden Holland	Mehul R. Patel
Salary:	$ 2,200,000	$ 1,050,625	$1,174,438	$1,150,000	$ 894,400
MIP Target Amount:	1,163,237	$ 735,438	$ 822,106	$ 805,000	$ 626,080
Pro-Rated MIP:	$ —	$ 370,808	$ 388,913	$ 405,226	$ 344,772
Continued Health Coverage:	—	$ 33,840	$ 33,840	$ 33,384	$ 33,840
Outplacement Services:	—	$ 15,000	$ 15,000	$ 15,000	$ 15,000
Value of Vesting of Unvested Stock Options, RSUs and PSUs[1]:	$18,456,317	$2,029,591	$ 595,246	$ 841,669	$ 882,665
TOTAL:	$21,819,554	$4,235,302	$3,029,543	$3,250,279	$2,796,757

[1] The value of the unvested stock options is based on the difference between the exercise price and $45.05 (the closing market price of the Common Stock on June 28, 2019). The value of the RSUs and PSUs is based on the closing market price of the Common Stock on June 28, 2019. PSUs vest at the target level.

CHANGE-IN-CONTROL — NO TERMINATION OF EMPLOYMENT

Name:	Lisa W. Wardell	Patrick J. Unzicker	Stephen W. Beard	Kathy Boden Holland	Mehul R. Patel
Value of Vesting of Unvested Stock Options, RSUs and PSUs[1]:	$18,456,317	$2,029,591	$595,246	$841,669	$882,665

[1] The value of the unvested stock options is based on the difference between the exercise price and $45.05 (the closing market price of the Common Stock on June 28, 2019). The value of RSUs and PSUs is based on the closing market price of the Common Stock on June 28, 2019. PSUs vest at target level.

CEO PAY RATIO

Pursuant to Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the median of the annual total compensation of all our employees (except our CEO) and the ratio of the annual total compensation of our President and CEO, Ms. Wardell, as disclosed in the 2019 Summary Compensation Table, to the annual total compensation of our median employee.

In 2018, we identified the median employee by comparing the annual salary rate of pay for all individuals, excluding our CEO, who were employed by Adtalem on June 30, 2018 using information from our company payroll system. We included all full-time and part-time employees, including adjunct faculty and federal work-study student workers, but did not include independent contractors and leased workers. Compensation was annualized for all employees who were hired by us in fiscal year 2018 but did not work for us for the entire year. No annualization was applied to any adjunct faculty or federal work-study student workers as permitted under the rules. Fiscal year 2019 annual total compensation for the median employee identified in 2018 was calculated in the same manner as reflected in the 2019 Summary Compensation Table for our CEO.

Based on the methodology described above, we have determined that our estimation of the fiscal year 2019 annual total compensation of our median employee was $33,781 and our estimation of the ratio of our CEO's fiscal year 2019 annual total compensation to the fiscal year 2019 annual total compensation of our median employee is 70:1 (210:1 on a normalized basis reflecting the annualized value of LTI for the CEO provided in fiscal year 2018).

This CEO pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. The CEO pay ratio reported by other companies may not be comparable to our CEO pay ratio reported above, because SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, apply certain exclusions and make reasonable estimates and assumptions that reflect their compensation practices.

Approval of Adtalem Global Education, Inc. 2019 Employee Stock Purchase Plan

Since 1993, Adtalem has offered its employees the ability to purchase Adtalem Common Stock through an Employee Stock Purchase Plan. The most recent Employee Stock Purchase Plan was approved by shareholders on November 9, 2005 and effective January 1, 2006, authorizing 200,000 shares of Common Stock for issuance thereunder (the "2005 ESPP"). From January 1, 2006 to February 28, 2019, eligible participants in the 2005 Plan purchased 450,095 shares of Common Stock causing the 2005 ESPP to be over-subscribed by 250,095 shares. Adtalem terminated the ability to purchase shares of Common Stock under the 2005 ESPP and the last purchase made through the 2005 ESPP was made on February 28, 2019. Additionally, effective March 31, 2019, Adtalem reduced the number of shares of Common Stock available under the 2013 Incentive Plan by 250,095 shares of Common Stock to reduce any potential dilution to shareholders.

The Board has adopted, subject to shareholder approval, the Adtalem Global Education Inc. Employee Stock Purchase Plan ("2019 ESPP"), under which an aggregate of five hundred thousand (500,000) shares of our Common Stock has been reserved for issuance. The 2019 ESPP is intended to qualify as an "employee stock purchase plan" under the Code. The purpose of the 2019 ESPP is to provide eligible employees with an opportunity to increase their proprietary interest in the success of Adtalem by purchasing shares of Common Stock on favorable terms and to pay for such purchases through payroll deductions. Executive officers and directors of Adtalem are not eligible to participate in the 2019 ESPP.

The Board believes that the 2019 ESPP promotes the interests of Adtalem and its shareholders by encouraging employees of Adtalem and its participating subsidiaries to become shareholders, and therefore promotes Adtalem's growth and success. The Board also believes that the opportunity to acquire a proprietary interest in the success of Adtalem through the acquisition of shares of Common Stock pursuant to the 2019 ESPP is an important aspect of Adtalem's ability to attract and retain highly qualified and motivated employees. A copy of the 2019 ESPP, as proposed, is attached to this proxy statement as Appendix B.

The following summary description of the 2019 ESPP is a summary of certain provisions and is qualified in its entirety by reference to Appendix B.

SUMMARY DESCRIPTION OF THE 2019 ESPP

Employee Stock Purchase Plan

Our Board has adopted, subject to shareholder approval, our 2019 ESPP. The ESPP is intended to give eligible employees an opportunity to acquire shares of our Common Stock and promote our best interests and enhance our long-term performance.

Purpose. The 2019 ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. We may also authorize offerings under the 2019 ESPP that are not intended to comply with the requirements of Section 423 of the Code, which may, but are not required to, be made pursuant to any rules, procedures or sub-plans adopted by the Compensation Committee for such purpose.

Shares Reserved for the 2019 ESPP. The aggregate number of shares of our Common Stock that may be issued under the 2019 ESPP may not exceed 500,000 shares.

Administration. The 2019 ESPP will be administered by the Compensation Committee. The Compensation Committee may appoint one or more agents to assist in the administration of the 2019 ESPP and may delegate certain responsibilities or powers subject to ESPP terms and applicable law. Subject to ESPP terms and applicable law, the Compensation Committee will have full and final authority to take any action with respect to the 2019 ESPP, including, without limitation, the authority to: (a) establish, amend and rescind rules and regulations for administration of the 2019 ESPP; (b) prescribe the form(s) of any agreements or other instruments used in connection with the 2019 ESPP; (c) determine the terms and provisions of the purchase rights granted under the 2019 ESPP; (d) determine eligibility and adjudicate all disputed claims filed under the 2019 ESPP; and (e) construe and interpret the 2019 ESPP, purchase rights, the rules and regulations, and the agreements or other written instruments, and to make all other determinations deemed necessary or advisable for the administration of the 2019 ESPP. The Compensation Committee may also adopt sub-plans relating to the operation and administration of the 2019 ESPP to accommodate the specific requirements of local laws and procedures for jurisdictions outside the United States, the terms of which sub-plans may take precedence over the terms of the 2019 ESPP, to the extent provided in the 2019 ESPP. To the extent inconsistent with the requirements of Section 423 of the Code, purchase rights offered under any such sub-plan will not be required by the terms of the 2019 ESPP to comply with Section 423 of the Code.

Term. The term of the 2019 ESPP will continue until terminated by the Board or until the date on which all shares available for issuance under the 2019 ESPP have been issued.

Eligible Participants. Subject to the Compensation Committee's ability to exclude certain groups of employees on a uniform and nondiscriminatory basis, including Section 16 officers, generally, all of our employees will be eligible to participate in the 2019 ESPP if they are employed by us or by a designated company (as defined below) except for (a) any employee who has been employed for less than 90 days, (b) any employee whose customary employment is for not more than five months in any calendar year, or (c) any employee who is a Section 16(a) officer and/or is subject to the disclosure requirements of the Exchange Act; *provided* that the Compensation Committee may determine prior to any purchase period start date that employees outside of the United States who are participating in a separate offering will be "eligible employees" even if they do not meet the requirements of (a), (b) or (c) above if and to the extent required by applicable law. No employee will be eligible to participate if, immediately after the purchase right grant, the employee would own stock (including any stock the employee may purchase under outstanding purchase rights) representing 5% or more of the total combined voting power or value of our Common Stock. A "designated company" is any subsidiary or affiliate of Adtalem Global Education Inc., whether now existing or existing in the future, that has been designated by the Compensation Committee from time to time in its sole discretion as eligible to participate in the 2019 ESPP. The Compensation Committee may designate subsidiaries or affiliates of Adtalem Global Education Inc. as designated companies in an offering that does not satisfy the requirements of Section 423 of the Code.

Contributions. A participant may acquire Common Stock under the 2019 ESPP by authorizing the use of contributions to purchase shares of Common Stock. Contributions must be at a rate of not less than 1% nor more than 15% (in whole percentages only) of the participant's total compensation (with certain exclusions as set forth in the 2019 ESPP or as otherwise determined by the Compensation Committee). All contributions made by a participant will be credited (without interest) to his or her account. A participant may discontinue plan participation as provided in the 2019 ESPP, but a participant may not alter the amount of his or her contributions during a purchase period. However, a participant's contribution election may be decreased to 0% at any time during a purchase period to the extent necessary to comply with Section 423 of the Code or the terms of the 2019 ESPP. A participant may not make separate cash payments into his or her account except in limited circumstances when the participant is on leave of absence or unless otherwise required by applicable law. A participant may withdraw contributions credited to his or her account during a purchase period at any time before the applicable purchase period end date.

Purchase Periods and Purchase Price. The 2019 ESPP provides for quarterly offering periods, with one purchase period in each offering period. The purchase periods shall begin and end on dates as determined by the Compensation Committee. The Compensation Committee has the authority to change the duration of a purchase period, provided that the change is announced a reasonable period of time prior to its effective date and the purchase period is not greater than 27 months.

On the first day of a purchase period, a participant will be granted a purchase right to purchase on the purchase period end date, at the applicable purchase price, the number of shares of Common Stock as is determined by dividing the amount of the participant's contributions accumulated as of the last day of the purchase period by the applicable purchase price; *provided* that (a) no participant may purchase shares of Common Stock with a fair market value (as of the date of purchase right grant) in excess of $25,000 per calendar year. The maximum number of shares that may be purchased by any single participant during any offering period shall not exceed 5,000, unless otherwise determined by the Compensation Committee.

In connection with each offering under the 2019 ESPP, the maximum number of shares that may be purchased during any single offering period shall not exceed 50,000, and, if the number of shares subject to purchase rights that would otherwise be granted during an offering period exceeds 50,000 shares, then Adtalem shall make a pro rata allocation of the number of shares subject to each participant's purchase right for that offering period in as uniform a manner as practicable and as Adtalem shall determine to be equitable, so as not to exceed the 50,000 share limitation for any offering period.

The purchase price will be no less than 85% (or such greater percentage as may be determined by the Compensation Committee prior to the start of any purchase period) of the lesser of (i) the fair market value per share of our Common Stock as determined on the applicable purchase period end date or (ii) the fair market value per share of our Common Stock as determined on the applicable purchase right grant date (provided that, in no event may the purchase price be less than the par value per share of our Common Stock). The Compensation Committee may determine prior to a purchase period to calculate the purchase price for such period solely by reference to the fair market value of a share on the applicable purchase period end date or purchase period start date, or based on the greater (rather than the lesser) of such values. It is the current intent of the Compensation Committee to set the purchase price at 90% of the lesser of (i) the fair market value per share of our Common Stock as determined on the applicable purchase period end date or (ii) the fair market value per share of our Common Stock as determined on the applicable purchase right grant date.

A participant's purchase right to purchase shares of Common Stock during a purchase period will be exercised automatically on the purchase period end date for that purchase period unless the participant withdraws at least thirty days prior to the end of the purchase period or his or her participation is terminated. On the purchase period end date, a participant's purchase right will be exercised to purchase that number of shares which the accumulated contributions in his or her account at that time will purchase at the applicable purchase price, but not in excess of the number of shares subject to the purchase right or other ESPP terms. Subject to the terms of the 2019 ESPP, a purchase right will generally terminate on the earlier of the date of the participant's termination of employment or the last day of the applicable purchase period.

Rights as Shareholder. A participant will have no rights as a shareholder with respect to our shares that the participant has a purchase right to purchase in any offering until those shares are issued to the participant.

Rights Not Transferable. A participant's rights under the 2019 ESPP will be exercisable only by the participant and are not transferable other than by will or the laws of descent or distribution.

Effect of a Change-In-Control; Adjustments. If there is any change in the outstanding shares of our Common Stock because of a change-in-control, consolidation, recapitalization or reorganization involving Adtalem Global Education Inc., or if the Board declares a stock dividend, stock split distributable in shares of Common Stock or reverse stock split, other distribution or combination or reclassification of our Common Stock, or if there is a similar change in the capital stock structure of Adtalem Global Education Inc. affecting our Common Stock, then the number and type of shares of our Common Stock reserved for issuance under the 2019 ESPP will be correspondingly adjusted and, subject to applicable law, the Compensation Committee will make such adjustments to purchase rights or to any ESPP provision as the Compensation Committee deems equitable to prevent dilution or enlargement of purchase rights or as may otherwise be advisable. In addition, in the event of a change-in-control, the Compensation Committee's discretion includes, but is not limited to, the authority to provide for any of, or a combination of any of, the following:

- assumption or substitution of purchase rights by a successor entity (or parent or subsidiary of such successor);
- selection of a date on which all outstanding purchase rights will be exercised on or before the consummation date of the change-in-control;
- termination of outstanding purchase rights and refund of accumulated contributions to each participant prior to the change-in-control; or
- continuation of outstanding purchase rights unchanged.

Amendment; Termination. The 2019 ESPP may be amended, altered, suspended and/or terminated at any time by the Board; *provided*, that approval of an amendment to the 2019 ESPP by our shareholders will be required to the extent, if any, that shareholder approval of such amendment is required by applicable law. The Compensation Committee may (subject to the provisions of Section 423 of the Code and the 2019 ESPP) amend, alter, suspend and/or terminate any purchase right granted under the 2019 ESPP, prospectively or retroactively, but (except as otherwise provided in the 2019 ESPP) such amendment, alteration, suspension or termination of a purchase right may not, without the written consent of a participant with respect to an outstanding purchase right, materially adversely affect the rights of the participant with respect to the purchase right. In addition, the Compensation Committee has unilateral authority to (a) subject to the provisions of Section 423 of the Code, amend the 2019 ESPP and any purchase right (without participant consent) to the extent necessary to comply with applicable law or changes in applicable law and (b) make adjustments to the terms and conditions of purchase rights in recognition of unusual or nonrecurring events affecting us or any parent or subsidiary corporation (each as defined under Section 424 of the Code), or our financial statements (or those of any parent or subsidiary corporation), or of changes in applicable law, or accounting principles, if the Compensation Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits intended to be made available under the 2019 ESPP or necessary or appropriate to comply with applicable accounting principles or applicable law.

New Plan Benefits

Because participation in the 2019 ESPP by Adtalem's employees is entirely discretionary and benefits under the 2019 ESPP depend on the fair market value of Adtalem's Common Stock at future dates, it is not possible to determine the benefits that will be received by Adtalem's employees. Please see the disclosure under "Purchase Periods and Purchase Price" above for the maximum number of shares a participant may purchase in any single offering. Executive officers and directors of Adtalem are not eligible to participate in the 2019 ESPP.

 The Board of Directors recommends a vote **FOR** the approval of the Adtalem Global Education Inc. 2019 Employee Stock Purchase Plan.

Voting Securities and Principal Holders

EQUITY COMPENSATION PLAN INFORMATION

Adtalem currently maintains two equity compensation plans: the Amended and Restated Incentive Plan of 2005 (the "2005 Incentive Plan") and the 2013 Incentive Plan. Adtalem's shareholders have approved each of these plans.

The following table summarizes information, as of June 30, 2019, relating to these equity compensation plans under which Adtalem's Common Stock is authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, awards, warrants and rights (a)[1]	Weighted-average exercise price of outstanding options, awards, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)[2]
Equity compensation plans approved by security holders	2,366,508	$31.33	4,736,148
Equity compensation plans not approved by security holders	—	—	—
Total	2,366,508	$31.33	4,736,148

[1] The number shown in column (a) is the number of shares that may be issued upon exercise of outstanding options and other equity awards granted under the shareholder-approved 2005 Incentive Plan (227,467 shares) and the 2013 Incentive Plan (2,139,041 shares).

[2] The number shown in column (c) is the number of shares that may be issued upon exercise of options or stock appreciation rights and other equity awards granted in the future under the 2013 Incentive Plan. All of the shares remaining available for the grant of future awards of options, warrants and rights are available under the 2013 Incentive Plan. No new awards may be granted under the 2005 Incentive Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below sets forth the number and percentage of outstanding shares of Common Stock beneficially owned by each person known by Adtalem to own beneficially more than 5% of our Common Stock, in each case as of September 17, 2019, except as otherwise noted.

Name	Amount and Nature of Beneficial Ownership	Percentage Ownership[1]
BlackRock, Inc.	6,812,266[2]	12.4%
The Vanguard Group	5,390,512[3]	9.8%
Dimensional Fund Advisors LP	4,897,292[4]	8.9%
William Blair Investment Management, LLC	4,808,560[5]	8.7%

[1] The percentage of beneficial ownership is based on 55,069,846 shares of Common Stock outstanding as of September 17, 2019.

[2] The information shown was provided by BlackRock, Inc. in a Schedule 13G/A it filed with the SEC on January 24, 2019, indicating its beneficial ownership as of December 31, 2018 of 6,812,266 shares. BlackRock reported that it has sole voting power over 6,666,704 of these shares and sole dispositive power over all of these shares. The address of the principal business office of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10022.

[3] The information shown was provided by The Vanguard Group in a Schedule 13G/A it filed with the SEC on February 11, 2019, indicating its beneficial ownership as of December 31, 2018 of 5,390,512 shares. The Vanguard Group reported that it has sole voting power over 57,860 of these shares, shared voting power over 7,214 of these shares, sole dispositive power over 5,331,538 of these shares and shared dispositive power over 58,974 of these shares. The address of the principal business office of The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[4] The information shown was provided by Dimensional Fund Advisors LP in a Schedule 13G/A it filed with the SEC on February 8, 2019, indicating its beneficial ownership as of December 31, 2018 of 4,897,292 shares. Dimensional Fund Advisers reported that it has sole voting power over 4,809,362 of these shares and sole dispositive power over all of these shares. The address of the principal business office of Dimensional Fund Advisors LP is Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(5) The information shown was provided by William Blair Investment Management, LLC in a Schedule 13G/A it filed with the SEC on February 13, 2019, indicating its beneficial ownership as of December 31, 2018 of 4,808,560 shares. William Blair Investment Management reported that it has sole voting power over 4,354,080 of these shares and sole dispositive power over all of these shares. The address of the principal business office of William Blair Investment Management, LLC is 150 North Riverside Plaza, Chicago, Illinois 60606.

SECURITY OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth the number and percentage of outstanding shares of Common Stock beneficially owned by (1) each director of Adtalem, (2) each NEO listed on page 36, and (3) all directors and executive officers of Adtalem as a group, in each case as of September 17, 2019. Adtalem believes that each individual named has sole investment and voting power with respect to the shares of Common Stock indicated as beneficially owned by such person, except as otherwise noted. Unless otherwise indicated, the address of each beneficial owner in the table below is care of Adtalem Global Education Inc. 500 West Monroe Street, Chicago, Illinois 60661.

Name of Beneficial Owner	Common Stock Beneficially Owned Excluding Options and RSUs[1]	Stock Options Exercisable, PSUs and RSUs Scheduled to Vest within 60 days of September 17, 2019[1]	Total Common Stock Beneficially Owned	Percentage Ownership[2]
Non-Employee Directors				
Steven M. Altschuler, M.D.	—	2,230	2,230	*
William W. Burke	2,574	2,230	4,804	*
Donna J. Hrinak	—	2,230	2,230	*
Georgette Kiser	—	2,230	2,230	*
Lyle Logan	18,160	2,230	20,390	*
Michael W. Malafronte	—	—	—	*
James D. White	4,293	2,230	6,523	*
Named Executive Officers				
Lisa W. Wardell	141,152	271,494	412,646	*
Patrick J. Unzicker[3]	28,746	68,840	97,586	*
Stephen W. Beard	1,811	3,868	5,679	*
Kathy Boden Holland	3,849	3,868	7,717	*
Mehul R. Patel	1,049	4,781	5,830	*
All directors and executive officers as a group (19 Persons)	264,591	539,402	803,993	1.46%

* Represents less than 1% of the outstanding Common Stock.

(1) "Common Stock Beneficially Owned Excluding Options and RSUs" includes stock held in joint tenancy, stock owned as tenants in common, stock owned or held by spouse or other members of the holder's household, and stock in which the holder either has or shares voting and/or investment power, even though the holder disclaims any beneficial interest in such stock. Options exercisable, PSUs and RSUs that are scheduled to vest within 60 days after September 17, 2019 are shown separately in the "Stock Options Exercisable, PSUs and RSUs Scheduled to Vest within 60 days of September 17, 2019" column.

(2) In accordance with SEC rules, the securities reflected in the "Stock Options Exercisable, PSUs and RSUs Scheduled to Vest within 60 days of September 17, 2019" column are deemed to be outstanding for purposes of calculating the percentage of outstanding securities owned by such person but are not deemed to be outstanding for the purpose of calculating the percentage owned by any other person. The percentages of beneficial ownership set forth below are calculated as of September 17, 2019 based on outstanding shares of 55,069,846.

(3) Mr. Unzicker resigned effective August 30, 2019.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires that Adtalem's directors and executive officers file reports of ownership and changes in ownership of Common Stock with the SEC. Based solely upon a review of copies of such reports and written representations regarding the timely filing, each of Adtalem's executive officers and directors complied with all Section 16(a) filing requirements applicable to them during fiscal year 2019, with the exception of Ms. Hrinak, Mr. Unzicker and Mr. Beard. Ms. Hrinak's initial ownership report on Form 3 was inadvertently untimely when filed on October 19, 2018. Each of Mr. Unzicker and Mr. Beard inadvertently were not timely when reporting one transaction on August 24, 2018 and August 27, 2018, respectively.

Additional Information

VOTING INSTRUCTIONS

You may vote shares of Common Stock that you owned as of September 17, 2019, which is the record date for the Annual Meeting. You may vote the following ways:



BY TELEPHONE

In the United States or Canada, you can vote your shares by calling 1-800-690-6903



BY INTERNET

You can vote your shares online at www.proxyvote.com



BY MAIL

You can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the accompanying postage-paid envelope



IN PERSON

Attend our Annual Meeting in Phoenix, Arizona and cast your vote in person.

For telephone and internet voting, you will need the 12-digit control number included on your proxy card or in the instructions that accompanied your proxy materials.

Telephone and internet voting are available through 11:59 p.m. Eastern Time on Tuesday, November 5, 2019.

Voting at the Annual Meeting

The way you vote your shares prior to the Annual Meeting will not limit your right to change your vote at the Annual Meeting if you attend in person and vote by ballot. If you hold shares in street name and you want to vote in person at the Annual Meeting, you must obtain a valid legal proxy from the record holder of your shares at the close of business on the record date indicating that you were a beneficial owner of shares, as well as the number of shares of which you were the beneficial owner, on the record date, and appointing you as the record holder's proxy to vote these shares. You should contact your bank, broker or other intermediary for specific instructions on how to obtain a legal proxy.

Record Date

You may vote all shares of Common Stock that you owned as of the close of business on September 17, 2019, which is the record date for the Annual Meeting. On the record date, we had 55,069,846 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on each matter properly brought before the Annual Meeting.

Ownership of Shares

You may own shares of Common Stock in one or more of the following ways:

- Directly in your name as the shareholder of record, including shares purchased through our Colleague Stock Purchase Plan or restricted stock unit awards issued to employees under our long-term incentive plans.
- Indirectly through a broker, bank or other intermediary in "street name."
- Indirectly through the Adtalem Stock Fund of our Success Sharing Retirement Plan.

Your shares are registered directly in your name, you are the holder of record of these shares and we are sending proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to our tabulating agent. If you hold your shares in street name, your broker, bank, or other intermediary is sending proxy materials to you and you may direct them how to vote on your behalf by completing the voting instruction form that accompanies your proxy materials.

Revocation of Proxies

You can revoke your proxy at any time before your shares are voted at the Annual Meeting if you:

- Submit a written revocation to our Chief Operating Officer, General Counsel and Corporate Secretary,
- Submit a later-dated proxy or voting instruction form,
- Provide subsequent telephone or Internet voting instructions, or
- Vote in person at the Annual Meeting.

If you sign and return your proxy card or voting instruction form without any voting instructions with respect to a matter, your shares will be voted by the proxy committee appointed by the Board (and each of them, with full powers of substitution) in accordance with the Board's recommendation. With respect to any other matters properly presented at the Annual Meeting, the proxy committee appointed by the Board (and each of them, with full powers of substitution) will vote in accordance with the Board's recommendation, or if no recommendation is given, in their own discretion.

VOTING INFORMATION

Effect of Not Casting Your Vote

If you hold your shares in street name, you will receive a voting instruction form that lets you instruct your bank, broker, or other nominee how to vote your shares. Under NYSE rules, brokers are permitted to exercise discretionary voting authority on "routine" matters when voting instructions are not received from a beneficial owner ten days prior to the shareholder meeting. The only "routine" matter on this year's Annual Meeting agenda is Proposal No. 2 (Ratify selection of PwC as independent registered public accounting firm).

If you hold your shares in street name, and you wish to have your shares voted on all matters in this Proxy Statement, please complete and return your voting instruction form. If you do not return your voting instruction form, your shares will not be voted on any matters with the exception that your broker may vote in its discretion on Proposal No. 2. If you are a shareholder of record and you do not cast your vote, your shares will not be voted on any of the proposals at the Annual Meeting, which will have no the effect on the outcome.

If you are the holder of record of your shares, if you return your proxy to us by any of these means outlined above under the heading "Voting Instructions" without choices for each proposal, the proxy committee appointed by the Board will vote your shares on the unmarked proposals in the same proportion as shares for which instructions have been received. Abstentions, directions to withhold authority and broker non-votes (where a named entity holds shares for a beneficial owner who has not provided voting instructions) will be considered present at the Annual Meeting for purposes of a quorum.

Quorum and Required Vote

We will have a quorum and will be able to conduct the business of the Annual Meeting if the holders of a majority of the votes that shareholders are entitled to cast are present at the Annual Meeting, either in person or by proxy. For the 2019 Annual Meeting, to elect directors and adopt the other proposals, the following votes are required under our governing documents and Delaware corporate law:

	PROPOSAL	VOTE REQUIRED	EFFECT OF ABSTENTION	EFFECT OF BROKER NON-VOTE*
1	Election of directors	Approval of the majority of shares represented at the Annual Meeting	Treated as vote against	No effect on the outcome
2	Ratify selection of PwC as independent registered public accounting firm	Approval of the majority of shares represented at the Annual Meeting	Treated as vote against	No effect on the outcome
3	Advisory vote to approve the compensation of our named executive officers**	Approval of the majority of shares represented at the Annual Meeting	Treated as vote against	No effect on the outcome
4	Approve Adtalem Global Education Inc. 2019 Employee Stock Purchase Plan	Approval of the majority of shares represented at the Annual Meeting	Treated as vote against	No effect on the outcome

* A broker non-vote occurs when a broker submits a proxy but does not vote for an item because it is not a "routine" item and the broker has not received voting instructions from the beneficial owner. As described under "Effect of Not Casting Your Vote" above, your broker may vote in its discretion only on Proposal No. 2, ratify selection of PwC as independent registered public accounting firm. Because brokers are entitled to vote on Proposal No. 2 without voting instructions from the beneficial owner, there will be no broker non-votes on this proposal.

** Advisory/Non-binding. In accordance with Adtalem's Restated Certificate of Incorporation, a majority of the shares represented at the Annual Meeting must be voted "FOR." Notwithstanding the foregoing, Adtalem will take into account the weight of investor support for the compensation for its NEOs based on the percentage of shares that are present in person or represented by proxy at the meeting and entitled to vote on the proposal that have voted "FOR" the proposal. In evaluating the weight of investor support for the compensation of Adtalem's NEOs, abstentions will be counted as shares present at the meeting and will have the effect of a vote against the proposal. Broker non-votes will not be counted as shares entitled to vote on the matter and will have no impact on the vote's outcome.

PROXY SOLICITATION

Officers and other employees of Adtalem may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the Internet without additional compensation. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Adtalem also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on your behalf. Adtalem will reimburse these intermediaries for reasonable out-of-pocket expenses. We have hired Alliance Advisors, to help us distribute and solicit proxies. Adtalem will pay them $24,000 plus expenses for these services. Adtalem will pay the cost of all proxy solicitation.

SHAREHOLDER PROPOSALS FOR 2020 ANNUAL MEETING

Shareholder proposals intended to be presented at the 2020 Annual Meeting of Shareholders in reliance on Rule 14a-8 under the Exchange Act must be received by Adtalem no later than June 6, 2020, to be eligible for inclusion in the proxy statement and form of proxy for the meeting. Any such proposal also must meet the other requirements of the rules of the SEC relating to shareholder proposals. Also, under Adtalem's By-Laws, other proposals and director nominations by shareholders that are not included in the proxy statement will be considered timely and may be eligible for presentation at that meeting only if they are received by Adtalem in the form of a written notice, directed to the attention of Adtalem's Secretary, not later than August 7, 2020. The notice must contain the information required by the By-Laws.

AVAILABILITY OF FORM 10-K

A copy of Adtalem's 2019 Annual Report on Form 10-K (including the financial statements and financial statement schedules), as filed with the SEC, may be obtained without charge upon written request to the attention of Adtalem's Chief Operating Officer, General Counsel and Corporate Secretary at Adtalem Global Education Inc., 500 West Monroe Street, Chicago, IL 60661. A copy of Adtalem's Form 10-K and other periodic filings also may be obtained on Adtalem's investor relations website at investors.adtalem.com and from the SEC's EDGAR database at www.sec.gov.

OTHER BUSINESS

The Board is aware of no other matter that will be presented for action at this Annual Meeting. If any other matter requiring a vote of the shareholders properly comes before the Annual Meeting, the proxy committee will vote and act according to their best judgment.

By Order of the Board of Directors



Stephen W. Beard
Chief Operating Officer, General Counsel and Corporate Secretary

Appendix A – Summary of Special Items Excluded for Performance Assessment

The Compensation Committee has the discretion to adjust the financial inputs used in calculating the target award percentages for the MIP and long-term incentive plans. The Compensation Committee evaluates potential adjustments using the following framework:

1. Align treatment with shareholders' view of results;
2. Encourage management to make the best long-term decisions for Adtalem's stakeholders; and
3. Remain generally consistent with past practice.

Return on Invested Capital ("ROIC"), which is used as a performance threshold for PSUs granted in fiscal years 2017, 2018 and 2019 and is expressed as a percentage, is calculated as Adjusted Net Income divided by the average of the beginning and ending balances of the summation of Long-term Debt and Shareholders' Equity.

RECONCILIATION OF FISCAL YEAR 2019 ADJUSTED NET INCOME AND EARNINGS PER SHARE FOR PERFORMANCE ASSESSMENTS TO REPORTED NET INCOME AND EARNINGS PER SHARE

For fiscal year 2019, Adtalem's calculation of Adjusted Net Income, which is a performance metric factoring in ROIC, and Adjusted Earnings per Share, which is a performance metric factoring in the determination of MIP payouts, were adjusted from reported Net Income and Earnings per Share for the following special items:

- Exclusion of restructuring charges, including asset write-offs, primarily related to the closing of the Ross University School of Medicine campus in Dominica, and real estate consolidations and workforce reductions at Adtalem Brazil and Adtalem's home office;

- Exclusion of insurance settlement gain related to the final proceeds received for damages from Hurricanes Irma and Maria at American University of the Caribbean School of Medicine and Ross University School of Medicine;

- Exclusion of a gain related to a lawsuit settlement against the Adtalem Board;

- Exclusion of adjustments to the preliminary income tax charges related to implementation of the Tax Cuts and Jobs Act of 2017 and tax charges relating to the sale of DeVry University;

- Exclusion of discontinued operations; and

- Exclusion of the results of OCL acquired in the second half of fiscal year 2019 (for MIP payout only).

The following table reconciles these adjustments to the most directly comparable GAAP information:

	in thousands	per share
Net Income and Earnings per Share, as reported	$ 95,168	$ 1.60
Exclusions:		
Restructuring charges (pretax)	$ 55,925	$ 0.94
Settlement Gains (pretax)	$ (26,178)	$(0.44)
Tax cuts and jobs act of 2017 and tax charges relating to divestiture of DeVry University	$ 3,584	$ 0.06
Income tax impact of above exclusions	$ (1,732)	$(0.03)
Discontinued operations (after tax)	$ 40,443	$ 0.68
Net Income and Earnings Per Share, as adjusted for determination of ROIC	$ 167,210	$ 2.82
Net Loss from OCL acquired in the second half of fiscal year 2019	$ 944	$ 0.02
Net Income and Earnings Per Share, as adjusted for determination of MIP payout	$ 168,154	$ 2.84
Long-term Debt and Shareholder's Equity:		
Fiscal year 2019, as reported	$1,798,530	
Fiscal year 2018, as reported	$1,819,286	
Average for determination of ROIC	$1,808,908	
ROIC	9.2%	

FISCAL YEAR 2019 FCF PER SHARE FOR PERFORMANCE ASSESSMENTS

	(in thousands, except per share amounts)
Net Cash Provided by Operating Activities-Continuing Operations	$ 226,449
Capital Expenditures	$ (64,751)
Free Cash Flow ("FCF")	$ 161,698
Diluted Shares	59,330
FCF per Share	$ 2.73

RECONCILIATION OF FISCAL YEAR 2018 ADJUSTED NET INCOME AND EARNINGS PER SHARE FOR PERFORMANCE ASSESSMENTS TO REPORTED NET INCOME AND EARNINGS PER SHARE

For fiscal year 2018, Adtalem's calculation of Adjusted Net Income, which is a performance metric factoring in ROIC, and Adjusted Earnings per Share, which is a performance metric factoring in determination of MIP payouts, were adjusted from reported Net Income and Earnings per Share for the following special items:

- Exclusion of restructuring charges related to real estate consolidations and workforce reductions at DeVry University, Carrington College, the medical and veterinary schools, Becker Professional Education and Adtalem's home office to align its cost structure with operating changes;
- Exclusion of income tax charges related to implementation of the Tax Cuts and Jobs Act of 2017;
- Exclusion of a net tax benefit for the loss on Adtalem's investment in Carrington College;
- Exclusion of deductibles on insurance policies resulting from Hurricanes Irma and Maria affecting operations at American University of the Caribbean School of Medicine and Ross University School of Medicine; and
- Exclusion of separation costs incurred for the pending sale of DeVry University.

The following table reconciles these adjustments to the most directly comparable GAAP information:

	in thousands	per share
Net Income and Earnings per Share, as reported	$ 33,769	$ 0.54
Exclusions:		
Restructuring charges (pretax)	$ 23,804	$ 0.38
Tax cuts and jobs act of 2017	$ 103,878	$ 1.67
Net tax benefit on Carrington College loss	$ (48,903)	$(0.79)
Asset impairment charges (pretax)	$ 96,013	$ 1.54
Income tax impact of above exclusions	$ (41,011)	$(0.66)
Hurricane deductibles (after tax)	$ 11,567	$ 0.19
DeVry University separation costs (after tax)	$ 11,154	$ 0.18
Adjusted Net Income and Earnings per Share	$ 190,271	$ 3.06
Long-term Debt and Shareholder's Equity:		
Fiscal year 2018, as reported	$1,819,286	
Fiscal year 2017, as reported	$1,794,039	
Average for determination of ROIC	$1,806,663	
ROIC	10.5%	

Appendix A – Summary of Special Items Excluded for Performance Assessment

RECONCILIATION OF FISCAL YEAR 2017 ADJUSTED NET INCOME FOR PERFORMANCE ASSESSMENTS TO REPORTED NET INCOME

For fiscal year 2017, Adtalem's calculation of Adjusted Net Income, which is a performance metric factoring in the determination of MIP payouts and long-term incentive plans, were adjusted from reported Net Income for the following special items:

- Exclusion of a charge related to an asset fair value write-down of its Pomona, California campus;
- Exclusion of restructuring charges related to real estate consolidations and reduction in force ("RIF") at DeVry University, Carrington College, the administrative support operations of the medical and veterinary schools and Adtalem's home office in order to align its cost structure with enrollments; and
- Exclusion of charges arising from the settlement agreements with the Federal Trade Commission and the Office of the Attorney General of the State of New York.

The following table reconciles these adjustments to the most directly comparable GAAP information:

	in thousands
Net Income, as reported	$ 122,283
Exclusions:	
Loss from real estate held for sale (pretax)	$ 4,764
Restructuring charges (pretax)	$ 29,825
Regulatory settlements (pretax)	$ 56,252
Income tax impact of above exclusions	$ (34,721)
Net Income, as adjusted for determination of ROIC and MIP Payout	$ 178,403
Long-term Debt and Shareholder's Equity:	
Fiscal year 2017, as reported	$1,794,039
Fiscal year 2016, as reported	$1,582,087
Average for determination of ROIC	$1,688,063
ROIC	10.6%

Appendix B – Adtalem Global Education Inc. Employee Stock Purchase Plan

1. PURPOSE

The purpose of the Adtalem Global Education Inc. Employee Stock Purchase Plan is to give Eligible Employees of the Company and certain Designated Companies an opportunity to purchase shares of the common stock of the Company. The Company intends that the Plan to qualify as an "employee stock purchase plan" under Code Section 423 of the Code (each such Offering, a "Section 423 Offering"). Any provisions required to be included in the Plan under Code Section 423 are hereby included as fully as though set forth in the Plan. Notwithstanding the foregoing, the Committee may also authorize Offerings that are not intended to comply with the requirements of Code Section 423, which may, but are not required to, be made pursuant to any rules, procedures, or sub-plans (collectively, "Sub-Plans") adopted by the Committee for such purpose (each, a "Non-Section 423 Offering").

2. DEFINITIONS

Any term not expressly defined in the Plan but defined for purposes of Section 423 of the Code will have the same definition here. In addition to terms defined elsewhere in the Plan, the following terms will have the meanings given below unless the Committee determines otherwise. The capitalized terms used in this Plan have the meanings set forth below, or as otherwise defined herein.

(a) "Affiliate" means any entity, other than a Subsidiary, that directly or through one or more intermediaries is controlled by, or is under common control with, the Company, as determined by the Committee.

(b) "Applicable Law" means any applicable laws, rules and regulations (or similar guidance), including but not limited to the General Corporation Law of the State of Delaware, the Securities Act, the Exchange Act, the Code and the listing or other rules of any applicable stock exchange, and the applicable laws of any foreign country or jurisdiction where Purchase Rights are, or will be, granted under the Plan. References to any applicable laws, rules and regulations, including references to any sections or other provisions of applicable laws, rules and regulations also refer to any successor or amended provisions unless the Committee determines otherwise. Further, references to any section of a law shall be deemed to include any regulations or other interpretive guidance under such section, unless the Committee determines otherwise"

(c) "Board" means the Board of Directors of the Company.

(d) "Change in Control" means:

(i) the acquisition (whether by purchase, merger, consolidation, combination or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of either (A) the then outstanding shares of Common Stock, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock; or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (clauses (A) and (B), the "Outstanding Company Voting Securities"); *provided, however*, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Company or any of its Subsidiaries; (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any of its Subsidiaries; or (III) in respect of a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of Persons including the Participant);

(ii) during any period of twenty-four (24) months, individuals who, at the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent

Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; *provided, however*, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(iii)   the sale, transfer or other disposition of all or substantially all of the business or assets of the Company and its Subsidiaries (taken as a whole); or

(iv)   the consummation of a reorganization, recapitalization, merger, consolidation, or other similar transaction involving the Company (a "Business Combination"), unless immediately following such Business Combination, 50% or more of the total voting power of the entity resulting from such Business Combination (or, if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the board of directors (or the analogous governing body) of such resulting entity) is held by the holders of the Outstanding Company Voting Securities immediately prior to such Business Combination.

(e)   "Code" means the U.S. Internal Revenue Code of 1986, as amended.

(f)   "Committee" means the Compensation Committee of the Board, which has authority to administer the Plan pursuant to Section 3. All references to the Committee in the Plan shall include any administrator, including management of the Company or its subsidiaries or affiliates, to which the Committee has delegated any part of its responsibilities and powers pursuant to Section 3(b).

(g)   "Common Stock" means shares of the common stock of the Company, par value $0.01 per share, and any successor securities.

(h)   "Company" means Adtalem Global Education Inc., a Delaware corporation, and any successor thereto.

(i)   "Compensation" means, unless otherwise determined by the Committee, a Participant's base salary and wages, and may include other items of cash earnings, including bonuses, commissions and other forms of incentive compensation, paid tips (other than cash tips), gratuities, and service charges (but excluding gifts, prizes, awards, relocation payments, severance, or similar elements of compensation), determined as of the date of the Contribution or such other date or dates as may be determined by the Committee.

(j)   "Contributions" means the amount of Compensation contributed by a Participant through payroll deductions; provided, however, that "Contributions" may also include other payments to fund the exercise of a Purchase Right to purchase shares of Common Stock under the Plan to the extent payroll deductions are not permitted by Applicable Law, as determined by the Company in its sole discretion.

(k)   "Designated Company" means the Company or any Subsidiary or Affiliate, whether now existing or existing in the future, that has been designated by the Committee from time to time in its sole discretion as eligible to participate in the Plan. The Committee may designate Subsidiaries or Affiliates as Designated Companies in a Non-Section 423 Offering. For purposes of a Section 423 Offering, only the Company and its Subsidiaries may be Designated Companies; provided, however, that at any given time, a Subsidiary that is a Designated Company under a Section 423 Offering will not be a Designated Company under a Non-Section 423 Offering.

(l)   "Eligible Employee" means any Employee of a Designated Company except (unless otherwise determined by the Committee):

(i)   an Employee who is a Section 16(a) officer and/or is subject to the disclosure requirements of the Exchange Act,

(ii)   any Employee who has been employed for less than 90 days,

(iii)   any Employee whose customary employment is for not more than five months in any calendar year; provided, however, that Employees of a participating Company may be Eligible Employees even if their customary employment is less than five months per calendar year, to the extent required by local law.

(m) No Employee shall be granted a Purchase Right under the Plan if, immediately after such grant, the Employee would own or hold options to purchase stock of the Company or a Related Corporation possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of such corporation, as determined in accordance with Section 423(b)(3) of the Code. For these purposes, the attribution rules of Section 424(d) of the Code shall apply in determining the stock owners of such Employee. For purposes of a Non-Section 423-Offering, the provisions of Section 5(h) shall apply.

(n) "Employee" means an employee of the Company or a Subsidiary or Affiliate.

(o) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

(p) "Fair Market Value" means, unless the Committee determines otherwise, on a given date (the "valuation date"), (i) if the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary exchange on which the Common Stock is listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported or (ii) if the Common Stock is not listed on a national securities exchange, then Fair Market Value will determined by the Committee in good faith. No determination made with respect to the Fair Market Value of the Common Stock subject to a Purchase Right shall be inconsistent with Code Section 423 in the case of a Section 423 Offering.

(q) "Grant Date" means the date of grant of a Purchase Right in accordance with the terms of the Plan. The Grant Date shall be the Purchase Period Start Date with respect to each Purchase Period.

(r) Offering" means a Section 423 Offering or a Non-Section 423 Offering of a Purchase Right to purchase shares of Common Stock under the Plan during a Purchase Period. Unless otherwise specified by the Committee, each Offering to the Eligible Employees of the Company or a Designated Company shall be deemed a separate Offering, even if the dates and other terms of the applicable Purchase Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each such Offering. With respect to Section 423 Offerings, the terms of each Offering need not be identical provided that the terms of the Plan and an Offering together satisfy Code Section 423 of the Code and the United States Treasury Regulations thereunder; a Non-Section 423 Offering need not satisfy such regulations.

(s) "Parent" means any present or future corporation which would be a parent corporation as that term is defined in Code Section 424.

(t) "Participant" means an Eligible Employee who is a participant in the Plan.

(u) "Person" means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(v) "Plan" means the Adtalem Global Education Inc. Employee Stock Purchase Plan, as it may be amended and/or restated.

(w) "Purchase Date" means the date of exercise of a Purchase Right granted under the Plan. The Purchase Date shall be the Purchase Period End Date with respect to each Purchase Period.

(x) "Purchase Period" means, unless otherwise determined by the Committee, each three month period during which an offering to purchase shares of Common Stock is made to Eligible Employees pursuant to the Plan. Unless otherwise determined by the Committee there shall be four quarterly Purchase Periods in each calendar year. Notwithstanding the foregoing, the first Purchase Period after the Effective Date of the Plan shall begin and end on the dates determined by the Committee or its designees in its or their discretion. Further, the Committee shall have the power to change the duration of Purchase Periods (including the Purchase Period Start Date and the Purchase Period End Date for any Purchase Period) with respect to any Offering, provided such change is announced a reasonable period of time prior to the effective date of such change, and, provided further, that in no event shall a Purchase Period be greater than 27 months.

(y) "Purchase Period End Date" means the last day of each Purchase Period. Unless otherwise determined by the Committee, the Purchase Period End Dates shall be the last day of each month.

(z) "Purchase Period Start Date" means the first day of each Purchase Period. Unless otherwise determined by the Committee, the Purchase Period Start Dates shall be the first day of each month.

(aa) "Purchase Price" means the price per share of Common Stock subject to a Purchase Right, as determined in accordance with Section 6(b).

(bb) "Purchase Right" means an option granted hereunder which entitles a Participant to purchase shares of Common Stock in accordance with the terms of the Plan.

(cc) "Related Corporation" means a Parent or Subsidiary as defined under Code Section 424.

(dd) "Securities Act" means the U.S. Securities Act of 1933, as amended.

(ee) "Subsidiary" means any present or future corporation which is or would be a "subsidiary corporation" of the Company as that term is defined in Code Section 424.

(ff) "Tax-Related Items" means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising in relation to a Participant's participation in the Plan.

3. ADMINISTRATION

(a) The Plan shall be administered by the Committee, unless the Board elects to assume administration of the Plan in whole or in part. References to the "Committee" include the Board if it is acting in an administrative capacity with respect to the Plan. Committee members shall be intended to qualify as "independent directors" (or terms of similar meaning) if and to the extent required under Applicable Law. However, the fact that a Committee member shall fail to qualify as an independent director shall not invalidate any Purchase Right or other action taken by the Committee under the Plan.

(b) In addition to action by meeting in accordance with Applicable Law, any action of the Committee may be taken by a written instrument signed by all of the members of the Committee and any action so taken by written consent shall be as fully effective as if it had been taken by a majority of the members at a meeting duly held and called. Subject to the provisions of the Plan and Applicable Law, the Committee shall have full and final authority, in its discretion, to take any action with respect to the Plan, including, without limitation, the following: (i) to establish, amend and rescind rules and regulations for the administration of the Plan; (ii) to prescribe the form(s) of any agreements or other instruments used in connection with the Plan; (iii) to determine the terms and provisions of the Purchase Rights granted under the Plan; (iv) determine eligibility and adjudicate all disputed claims filed under the Plan, including whether Eligible Employees shall participate in a Section 423 Offering or a Non-Section 423 Offering and which Subsidiaries and Affiliates shall be Designated Companies participating in either a Section 423 Offering or a Non-Section 423 Offering; and (v) to construe and interpret the Plan, the Purchase Rights, the rules and regulations, and the agreements or other written instruments, and to make all other determinations necessary or advisable for the administration of the Plan, including, without limitation, the adoption of such Sub-Plans as are necessary or appropriate to permit the participation in the Plan by Eligible Employees who are foreign nationals or employed outside the United States, as further set forth in Section 3(c) below. The determinations of the Committee on all matters regarding the Plan shall be conclusive. Except to the extent prohibited by the Plan or Applicable Law, and subject to such terms and conditions as may be established by the Committee, the Committee may appoint one or more agents to assist in the administration of the Plan and may delegate any part of its responsibilities and powers to any such person or persons appointed by it. No member of the Board or Committee, as applicable, shall be liable while acting as administrator for any action or determination made in good faith with respect to the Plan or any Purchase Right granted thereunder.

(c) Notwithstanding any provision to the contrary in this Plan, the Committee may adopt such Sub-Plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures for jurisdictions outside of the United States, the terms of which Sub-Plans may take precedence over other provisions of this Plan, with the exception of Section 4 hereof, but unless otherwise superseded by the terms of such Sub-Plan, the provisions of this Plan shall govern the operation of such Sub-Plan. To the extent inconsistent with the requirements of Code Section 423, any such Sub-Plan shall be considered part of a Non-Section 423 Offering, and Purchase Rights granted thereunder shall not be required by the terms of the Plan to comply with Code Section 423. Without limiting the generality of the foregoing, the Committee is authorized to adopt Sub-Plans for particular non-U.S. jurisdictions that modify the terms of the Plan to meet applicable local requirements regarding, without limitation, (i) eligibility to participate, (ii) the definition of Compensation, (iii) the dates and duration of Purchase Periods or other periods during which Participants may make Contributions towards the purchase of shares of Common

Stock, (iv) the method of determining the Purchase Price and the discount from Fair Market Value at which shares of Common Stock may be purchased, (v) any minimum or maximum amount of Contributions a Participant may make during a Purchase Period or other specified period under the applicable Sub-Plan, (vi) the treatment of Purchase Rights upon a Change in Control or a change in capitalization of the Company, (vii) the handling of payroll deductions, (viii) establishment of bank, building society or trust accounts to hold Contributions, (ix) payment of interest, (x) conversion of local currency, (xi) obligations to pay payroll tax, (xii) determination of beneficiary designation requirements, (xiii) withholding procedures and (xiv) handling of share issuances.

4. **SHARES SUBJECT TO PLAN; LIMITATIONS ON PURCHASES AND PURCHASE RIGHTS**

(a) Shares Subject to Plan. The aggregate number of shares of Common Stock available for the issuance of shares pursuant to the Plan 500,000 shares, subject to adjustment pursuant to Section 10. Shares of Common Stock distributed pursuant to the Plan shall be authorized but unissued shares, treasury shares or shares purchased on the open market or by private purchase. For avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 4(a) may be used to satisfy purchases of shares under Section 423 Offerings and any remaining portion of such maximum number of Shares may be used to satisfy purchases of shares under Non-423 Offerings. The Company hereby reserves sufficient authorized shares of Common Stock to provide for the exercise of Purchase Rights granted hereunder. In the event that any Purchase Right granted under the Plan expires unexercised or is terminated, surrendered or canceled without being exercised, in whole or in part, for any reason, the number of shares of Common Stock subject to such Purchase Right shall again be available for issuance under the Plan and shall not reduce the aggregate number of shares of Common Stock available for the grant of Purchase Rights or issuance under the Plan as set forth in the Plan.

(b) Limitations on Purchases and Purchase Rights. If, on a given Purchase Period End Date, the number of shares of Common Stock with respect to which Purchase Rights are to be exercised exceeds the number of shares then available under the Plan, the Company shall make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable, and in no event shall the number of shares offered for purchase during any Purchase Period exceed the number of shares then available under the Plan. In addition, the maximum number of shares that may be purchased during any single Purchase Period shall not exceed 50,000 shares (subject to adjustment as provided in Section 10), and, if the number of shares subject to Purchase Rights that would otherwise be granted during a Purchase Period based on accumulated Contributions under Section 6(a) exceeds 50,000 shares, then the Company shall make a pro rata allocation of the number of shares subject to each Participant's Purchase Right for that Purchase Period in as uniform a manner as practicable and as the Company shall determine to be equitable, so as not to exceed the 50,000 share limitation for any Purchase Period. Further, the maximum number of shares that may be purchased by any single Participant during any Purchase Period shall not exceed 5,000 shares (subject to adjustment as provided in Section 10), unless otherwise determined by the Committee. In the event that any pro rata allocation is made pursuant to this Section 4(b), any Contributions of a Participant not applied to the purchase of shares during such Purchase Period shall be returned to such Participant (without interest, unless otherwise required by Applicable Law). Notwithstanding the foregoing, the Committee has authority, by resolution or otherwise, to modify the foregoing limitation on the number of shares of Common Stock that may be purchased by a Participant in any particular Purchase Period.

5. **ELIGIBILITY AND PARTICIPATION**

(a) <u>General</u>. Purchase Rights may only be granted to Eligible Employees of the Company or a Designated Company.

(b) <u>Initial Eligibility</u>. Any Eligible Employee who has completed 90 days' employment and is employed by the Company or a Designated Company will be eligible to be a Participant during any Purchase Period that begins on or after the end such 90-day period. An Employee who becomes an Eligible Employee on or after a Purchase Period Start Date will not be eligible to participate in such Purchase Period but may participate in any subsequent Purchase Period, provided such Employee is still an Eligible Employee as of the Purchase Period Start Date of such subsequent Purchase Period.

(c) <u>Leave of Absence</u>. For purposes of participation in the Plan, a person on leave of absence shall be deemed to be an Employee for the first 90 days of such leave of absence and such Employee's employment shall be deemed to have terminated at the close of business on the 90th day of such leave of absence unless such Employee shall have returned to regular full-time or part-time employment (as the case may be) prior to the close of business on such 90th day or unless such Employee has a right to reemployment that is guaranteed either by statute or contract (including, for the avoidance of doubt, any guaranteed right to reemployment provided under any non-US law, contract or policy). Termination by the Company of any Employee's leave of absence, other than termination of such leave of absence on return to full-time or part-time employment, shall terminate an Employee's employment for all purposes of the Plan and shall terminate such Employee's participation in the Plan and right to exercise any Purchase Right, unless such Employee has a right to reemployment that is guaranteed either by statute or contract.

(d) <u>Commencement of Participation</u>. An Eligible Employee shall become a Participant by completing an authorization for Contributions on the form provided by the Committee (and such other documents as may be required by the Committee) and delivering such forms and documents to the Committee or an agent designated by the Committee on or before the date set therefor by the Committee, which date shall be prior to the Purchase Period Start Date for the applicable Purchase Period. Contributions for a Participant during a Purchase Period shall commence on the applicable Purchase Period Start Date when the authorization for a Contribution becomes effective and shall continue for successive Purchase Periods during which the Participant is eligible to participate in the Plan, unless authorizations are withdrawn or participation is terminated, as provided in Section 8.

(e) <u>Amount of Contributions; Determination of Compensation</u>. At the time a Participant files an authorization for Contributions, a Participant shall elect to have deductions or other Contributions made from the Participant's pay on each payday while participating in a Purchase Period at a rate of not less than 1% nor more than 15% (in whole percentages only) of Compensation. Such Compensation rates shall be determined by the Committee in a nondiscriminatory manner consistent with the provisions of Code Section 423 in the case of a Section 423 Offering.

(f) <u>Participant's Account; No Interest</u>. All Contributions made by a Participant shall be credited to the Participant's account under the Plan. A Participant may not make any separate cash payment into such account unless otherwise required by Applicable Law. In no event shall interest accrue on any Contributions made by a Participant, unless otherwise required by Applicable Law.

(g) <u>Changes in Payroll Deductions</u>. A Participant may withdraw, terminate or discontinue participation in the Plan as provided in Section 8, but no other change can be made during a Purchase Period except as follows: (1) a Participant may reduce the amount of Contributions for a Purchase Period one time during such Purchase Period (no later than 30 days prior to the end of the Purchase Period) and (2) to the extent necessary to comply with the limitation of Code Section 423(b)(8), or Section 2(l), Section 4 and/or Section 12(a) of the Plan, a Participant's Contribution election may be decreased to 0% at any time during a Purchase Period. In such event, Contributions shall continue at the newly elected rate with respect to the next Purchase Period, unless otherwise provided under the terms of the Plan or as otherwise determined by the Committee.

(h) <u>Special Eligibility Rules for Foreign Participants</u>. Notwithstanding the provisions of Section 2(l), Eligible Employees who are citizens or residents of a foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens) may be excluded from the Plan or an Offering if (i) the grant of a Purchase Right under the Plan or Offering to a citizen or resident of the foreign jurisdiction is prohibited under Applicable Law; or (ii) compliance with the Applicable Law would cause the Plan or Offering to violate the requirements of Code Section 423. In the case of a Non-Section 423 Offering, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Committee has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practicable for any reason. Further, notwithstanding the provisions of Section 2(l), an Employee who does not otherwise qualify as an Eligible Employee may, in the Committee's discretion, participate in a Non-Section 423 Offering if and to the extent required by Applicable Law.

6. GRANTS OF PURCHASE RIGHTS

(a) <u>Number of Shares Subject to Purchase Right</u>. On the Purchase Period Start Date of each Purchase Period, a Participant shall be granted a Purchase Right to purchase on the Purchase Period End Date of such Purchase Period, at the applicable Purchase Price, such number of shares of Common Stock as is determined by dividing the amount of the Participant's Contributions accumulated as of the Purchase Period End Date and retained in the Participant's account as of the Purchase Period End Date by the applicable Purchase Price (as determined in accordance with Section 6(b)); provided, however, that (i) no Participant may purchase shares of Common Stock in excess of the limitations set forth in Section 4(b) or Section 12(a), and the number of shares subject to a Purchase Right shall be adjusted as necessary to conform to such limitations; and (ii) in no event shall the aggregate number of shares deemed to be subject to Purchase Rights during a Purchase Period exceed the number of shares then available under the Plan or the number of shares available for any single Purchase Period (as provided in Section 4) and the number of shares deemed to be subject to Purchase Rights shall be adjusted as necessary to conform to these limitations. The Fair Market Value of the shares of Common Stock shall be determined as provided in Section 2(o) and 6(b), and a Participant's Compensation shall be determined according to Section 2(i).

(b) <u>Purchase Price</u>. The Purchase Price per share of Common Stock purchased with Contributions made during a Purchase Period for a Participant shall be no less than equal to 85 (or such greater percentage as may be determined by the Committee prior to the commencement of any Purchase Period) of the lesser of (i) the Fair Market Value of a share of Common Stock on the applicable Purchase Period End Date or (ii) the Fair Market Value of a share of Common Stock on the applicable Purchase Period Start Date; provided that in no event shall the Purchase Price per share of Common Stock be less than the par value per share of the Common Stock and provided further that the Committee may determine prior to a Purchase Period to calculate the Purchase Price for such Purchase Period solely by reference to the Fair Market Value of a share of Common Stock on the applicable Purchase Period End Date or Purchase Period Start Date, or based on the greater of such values (rather than the lesser of such values).

7. EXERCISE OF PURCHASE RIGHTS

(a) <u>Automatic Exercise</u>. Unless a Participant gives written notice to the Company or an agent designated by the Company of withdrawal at least 30 days prior to the end of the Purchase Period or terminates employment as hereinafter provided, the Participant's Purchase Rights for the purchase of shares of Common Stock with Contributions made during any Purchase Period will be deemed to have been exercised automatically on the Purchase Period End Date applicable to such Purchase Period, for the purchase of the number of shares of Common Stock which the accumulated Contributions in the Participant's account at that time will purchase at the applicable Purchase Price (but not in excess of the number of shares for which Purchase Rights have been granted to the Participant pursuant to Section 4 and Section 6(a)).

(b) <u>Termination of Purchase Right</u>. A Purchase Right granted during any Purchase Period shall expire on the earlier of (i) the date of termination of the Participant's employment or as otherwise required by Applicable Law, or (ii) the end of the last day of the applicable Purchase Period.

(c) <u>Fractional Shares; Excess Amounts</u>. Fractional shares will not be issued under the Plan unless otherwise determined by the Committee. Any excess Contributions in a Participant's account which would have been used to purchase fractional shares will be automatically re-invested in a subsequent Purchase Period unless the Participant timely revokes the Participant's authorization to re-invest such excess amounts or the Company elects to return such Contributions to the Participant. Except as permitted by the foregoing, any amounts that were contributed but not applied toward the purchase of shares of Common Stock will be carried forward to future Purchase Periods unless otherwise determined by the Committee.

(d) <u>Share Certificates; Credit to Participant Accounts</u>. As promptly as practicable after the Purchase Period End Date of each Purchase Period, the shares of Common Stock purchased by a Participant for the Purchase Period shall be credited to such Participant's account maintained by the Company, a stock brokerage or other financial services firm designated by the Company or the Participant or other similar entity, unless the Participant elects to have the Company deliver to the Participant certificates for the shares of Common Stock purchased upon exercise of the Participant's Purchase Right. If a Participant elects to have shares credited to the Participant's account (rather than certificates issued), a report will be made available to such Participant after the close of each Purchase Period stating the entries made to such Participant's account, the number of shares of Common Stock purchased and the applicable Purchase Price.

8. WITHDRAWAL; TERMINATION OF EMPLOYMENT

(a) <u>Withdrawal</u>. A Participant may withdraw Contributions credited to the Participant's account during a Purchase Period at any time prior to the applicable Purchase Period End Date by giving sufficient prior written notice to the Committee or an agent designated by the Committee. All of the Participant's Contributions credited to the Participant's account will be paid to the Participant promptly (without interest, unless otherwise required by Applicable Law) after receipt of the Participant's notice of withdrawal, and no further Contributions will be made from Compensation during such Purchase Period. The Committee may, at its option, treat any attempt to borrow by an Employee on the security of the Employee's accumulated Contributions as an election to withdraw such Contributions. A Participant's withdrawal from any Purchase Period will not have any effect upon the Participant's eligibility to participate in any succeeding Purchase Period or in any similar plan which may hereafter be adopted by the Company. Notwithstanding the foregoing, however, if a Participant withdraws during a Purchase Period, Contributions shall not resume at the beginning of a succeeding Purchase Period unless the Participant is eligible to participate and the Participant delivers to the Committee or an agent designated by the Committee a new completed authorization form (and such other documents as may be required by the Committee) and otherwise complies with the terms of the Plan.

(b) <u>Termination of Employment; Participant Ineligibility</u>. Upon termination of a Participant's employment for any reason (including but not limited to termination due to death but excluding a leave of absence for a period of less than 90 days or a leave of absence of any duration where reemployment is guaranteed by either statute or contract), or in the event that a Participant otherwise ceases to be an Eligible Employee, the Participant's participation in the Plan shall be terminated, unless otherwise required by Applicable Law. In the event of a Participant's termination of employment or in the event that a Participant otherwise ceases to be an Eligible Employee, the Contributions credited to the Participant's account will be returned (without interest, unless otherwise required by Applicable Law) to the Participant, or, in the case of death, to a beneficiary duly designated on a form acceptable to the Committee. Any unexercised Purchase Rights granted to a Participant during such Purchase Period shall be deemed to have expired on the date of the Participant's termination of employment or the date the Participant otherwise ceases to be an Eligible Employee (unless terminated earlier pursuant to Section 7(b)), and no further Contributions will be made for the Participant's account.

9. TRANSFERABILITY

No Purchase Right (or rights attendant to a Purchase Right) may be transferred, assigned, pledged or hypothecated (whether by operation of law or otherwise), except as provided by will or the laws of descent and distribution, and no Purchase Right will be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of a Purchase Right, or levy of attachment or similar process upon the Purchase Right not specifically permitted in the Plan, will be null and void and without effect. A Purchase Right may be exercised during a Participant's lifetime only by the Participant.

10. ADJUSTMENTS

(a) If there is any change in the outstanding shares of Common Stock because of a merger, Change in Control, consolidation, recapitalization or reorganization involving the Company, or if the Board declares a stock dividend, stock split distributable in shares of Common Stock or reverse stock split, other distribution (other than ordinary or regular cash dividends) or combination or reclassification of the Common Stock, or if there is a similar change in the capital stock structure of the Company affecting the Common Stock (excluding conversion of convertible securities by the Company and/or the exercise of warrants by their holders), then the number and type of shares of Common Stock reserved for issuance under the Plan shall be correspondingly adjusted, and the Committee shall, subject to Applicable Law, make such adjustments to Purchase Rights (such as the number and type of shares subject to a Purchase Right and the Purchase Price of a Purchase Right or to any provisions of this Plan as the Committee deems equitable to prevent dilution or enlargement of Purchase Rights or as may otherwise be advisable. Nothing in the Plan, a Purchase Right or any related instrument shall limit the ability of the Company to issue additional securities of any type or class.

(b) <u>Change in Control</u>. In addition, without limiting the effect of Section 10(a), in the event of a Change in Control, the Committee's discretion shall include but shall not be limited to the authority to provide for any of, or a combination of any of, the following: (i) each Purchase Right shall be assumed or an equivalent option shall be substituted by the successor entity or parent or subsidiary of such successor entity; (ii) a date selected by the Committee on or before the date of consummation of such Change in Control shall be treated as an Purchase Date and all outstanding Purchase Rights shall be exercised on such date, (iii) all outstanding Purchase Rights shall terminate and the accumulated Contributions will be refunded to each Participant upon or prior to the Change in Control (without interest, unless otherwise required by Applicable Law), or (iv) outstanding Purchase Rights shall continue unchanged.

11. STOCKHOLDER APPROVAL OF PLAN

The Plan is subject to the approval by the stockholders of the Company, which approval shall be obtained within 12 months before or after the date of adoption of the Plan by the Board. Amendments to the Plan shall be subject to stockholder approval to the extent, if any, as may be required by Code Section 423 or other Applicable Law.

12. LIMITATIONS ON PURCHASE RIGHTS

Notwithstanding any other provisions of the Plan:

(a) No Employee shall be granted a Purchase Right under the Plan which permits the Employee's rights to purchase stock under all employee stock purchase plans (as defined in Code Section 423) of the Company and any Related Corporation to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined at the time of the grant of such Purchase Right) for each calendar year in which such Purchase Right is outstanding at any time in the case of a Section 423 Offering. Any Purchase Right granted under the Plan shall be deemed to be modified to the extent necessary to satisfy this Section 12(a).

(b) In accordance with Code Section 423, all Employees granted Purchase Rights under the Plan who are participating in a Section 423 Offering shall have the same rights and privileges under the Plan, except that the amount of Common Stock which may be purchased by any Employee under Purchase Rights granted pursuant to the Plan shall bear a uniform relationship to the total compensation (or the basic or regular rate of compensation) of all Employees. All rules and determinations of the Committee in the administration of the Plan shall be uniformly and consistently applied to all persons in similar circumstances.

13. AMENDMENTS; TERMINATION OF THE PLAN AND PURCHASE RIGHTS

(a) <u>Amendment and Termination of Plan</u>. The Plan may be amended, altered, suspended and/or terminated at any time by the Board; <u>provided</u>, that approval of an amendment to the Plan by the stockholders of the Company shall be required to the extent, if any, that stockholder approval of such amendment is required by Applicable Law.

(b) <u>Amendment and Termination of Purchase Rights</u>. The Committee may (subject to the provisions of Code Section 423 (for Section 423 Offerings) and Section 13(a)) amend, alter, suspend and/or terminate any Purchase Right granted under the Plan, prospectively or retroactively, but (except as otherwise provided in Section 13(c)) such amendment, alteration, suspension or termination of a Purchase Right shall not, without the written consent of a Participant with respect to an outstanding Purchase Right, materially adversely affect the rights of the Participant with respect to the Purchase Right.

14. DESIGNATION OF BENEFICIARY

The Committee, in its discretion, may authorize a Participant to designate in writing a person or persons as each such Participant's beneficiary, which beneficiary shall be entitled to the rights, if any, of the Participant in the event of the Participant's death to which the Participant would otherwise be entitled. The Committee shall have discretion to approve the form or forms of such beneficiary designations, to determine whether such beneficiary designations will be accepted, and to interpret such beneficiary designations. If a deceased Participant fails to designate a beneficiary, or if the designated beneficiary does not survive the Participant, any rights that would have been exercisable by the Participant and any benefits distributable to the Participant shall be exercised by or distributed to the legal representative of the estate of the Participant, unless otherwise determined by the Committee.

15. MISCELLANEOUS

(a) <u>Compliance with Applicable Law</u>. The Company may impose such restrictions on Purchase Rights, shares of Common Stock and any other benefits underlying Purchase Rights hereunder as it may deem advisable, including, without limitation, restrictions under the federal securities laws, the requirements of any stock exchange or similar organization and any blue sky, state or foreign securities or other Applicable Law. Notwithstanding any other Plan provision to the contrary, the Company shall not be obligated to issue, deliver or transfer shares of Common Stock under the Plan or take any other action, unless such delivery or action is in compliance with Applicable Law (including but not limited to the requirements of the Securities Act). The Company will be under no obligation to register shares of Common Stock or other securities with the Securities and Exchange Commission or to effect compliance with the exemption, registration, qualification or listing requirements of any state securities laws, stock exchange or similar organization, and the Company will have no liability for any inability or failure to do so. The Company may cause a restrictive legend or legends to be placed on any certificate issued pursuant to a Purchase Right hereunder in such form as may be prescribed from time to time by Applicable Law or as may be advised by legal counsel.

(b) <u>No Obligation to Exercise Purchase Rights</u>. The grant of a Purchase Right shall impose no obligation upon a Participant to exercise such Purchase Right.

(c) <u>Application of Funds</u>. The proceeds received by the Company from the sale of Common Stock pursuant to Purchase Rights will be used for general corporate purposes.

(d) <u>Taxes</u>. At any time a Participant incurs a taxable event as a result of the Participant's participation in the Plan, a Participant must make adequate provision for any Tax-Related Items. Participants are solely responsible and liable for the satisfaction of all Tax-Related Items, and the Company shall not have any obligation to indemnify or otherwise hold any Participant harmless from any or all of such Tax-Related Items. The Company shall have no responsibility to take or refrain from taking any actions in order to achieve a certain tax result for a Participant or any other person. In their sole discretion, the Company or, as applicable, the Designated Company that employs the Participant, may, unless the Committee determines otherwise, satisfy their obligations to withhold Tax-Related Items by (i) withholding from the Participant's compensation, (ii) repurchasing a sufficient whole number of shares of Common Stock issued following exercise having an aggregate Fair Market Value sufficient to pay the Tax-Related Items required to be withheld with respect to the shares of Common Stock, (iii) withholding from proceeds from the sale of shares of Common Stock issued upon exercise, either through a voluntary sale or a mandatory sale arranged by the Company, or (iv) any other method deemed acceptable by the Committee.

(e) <u>Right to Terminate Employment</u>. Nothing in the Plan, a Purchase Right or any agreement or instrument related to the Plan shall confer upon an Employee the right to continue in the employment of the Company, any Related Corporation or Affiliate or affect any right which the Company, any Related Corporation or Affiliate may have to terminate the employment of such Employee. Except as otherwise provided in the Plan or under Applicable Law, all rights of a Participant with respect to Purchase Rights granted hereunder shall terminate upon the termination of employment of the Participant.

(f) <u>Rights as a Stockholder</u>. No Participant or other person shall have any rights as a stockholder unless and until certificates for shares of Common Stock are issued to the Participant or credited to the Participant's account on the records of the Company or a designee.

(g) <u>Notices</u>. Every direction, revocation or notice authorized or required by the Plan shall be deemed delivered to the Company (i) on the date it is personally delivered to the Company at its principal executive offices or (ii) three business days after it is sent by registered or certified mail, postage prepaid, addressed to the Secretary at such offices, and shall be deemed delivered to an Eligible Employee (i) on the date it is personally delivered to the Eligible Employee or (ii) three business days after it is sent by registered or certified mail, postage prepaid, addressed to the Eligible Employee at the last address shown for the Eligible Employee on the records of the Company or of any Related Corporation or Affiliate.

(h) <u>Governing Law</u>. All questions pertaining to the validity, construction and administration of the Plan and Purchase Rights granted hereunder shall be determined in conformity with the laws of the State of Delaware, without regard to the principles of conflicts of laws, to the extent not inconsistent with Code Section 423 (for Section 423 Offerings) or other applicable federal laws of the United States.

(i)   Severability. If any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(j)   Gender and Number. Except where otherwise indicated by the context, words in any gender shall include any other gender, words in the singular shall include the plural and words in the plural shall include the singular.

(k)   Rules of Construction. Headings are given to the sections of the Plan solely as a convenience to facilitate reference.

(l)   Successor and Assigns. Plan shall be binding upon the Company, its successors and assigns, and Participants, their executors, administrators and permitted transferees and beneficiaries.

(m)   Purchase Right Documentation. The grant of any Purchase Right under the Plan shall be evidenced by such documentation, if any, as may be determined by the Committee or its designee. Such documentation may state terms, conditions and restrictions applicable to the Purchase Right and may state such other terms, conditions and restrictions, including but not limited to terms, conditions and restrictions applicable to shares of Common Stock or other benefits subject to a Purchase Right, as may be established by the Committee.

(n)   Uncertificated Shares. Notwithstanding anything in the Plan to the contrary, to the extent the Plan provides for the issuance of stock certificates to reflect the issuance of shares of Common Stock, the issuance may, in the Company's discretion, be effected on a non-certificated basis, to the extent not prohibited by the Company's certificate of incorporation or bylaws or by Applicable Law.

(o)   Compliance with Recoupment. Ownership and Other Policies or Agreements. Notwithstanding anything in the Plan to the contrary and subject to the provisions of Code Section 423 (for Section 423 Offerings), the Committee may, at any time (during or following termination of employment or service for any reason), determine that a Participant's rights, payments and/or benefits with respect to a Purchase Right (including but not limited to any shares issued or issuable with respect to a Purchase Right) shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any other conditions applicable to a Purchase Right. Such events may include, but shall not be limited to, termination of employment for cause, violation of policies of the Company or a Related Corporation or Affiliate, breach of non-solicitation, non-competition, confidentiality, non-disparagement or other covenants, other conduct by the Participant that is determined by the Committee to be detrimental to the business or reputation of the Company, any Related Corporation or Affiliate, and/or other circumstances where such reduction, cancellation, forfeiture or recoupment is required by Applicable Law. In addition, without limiting the effect of the foregoing, as a condition to the grant of a Purchase Right or receipt or retention of shares of Common Stock, cash or any other benefit under the Plan, (i) the Committee may, at any time, require that a Participant comply with any compensation recovery (or "clawback"), stock ownership, stock retention or other policies or guidelines adopted by the Company, a Related Corporation or Affiliate, each as in effect from time to time and to the extent applicable to the Participant, and (ii) each Participant shall be subject to such compensation recovery, recoupment, forfeiture or other similar provisions as may apply under Applicable Law.

(p)   Plan Controls. Unless the Committee determines otherwise, in the event of a conflict between any term or provision contained in the Plan and an express term contained in any documentation related to the Plan, the applicable terms and provisions of the Plan will govern and prevail.

(q)   Administrative Costs. The Company or a Related Corporation or Affiliate will pay the expenses incurred in the administration of the Plan other than any fees or transfer, excise or similar taxes imposed on the transaction pursuant to which any shares of Common Stock are purchased. The Participant will pay any transaction fees, commissions or similar costs on any sale of shares of Common Stock and may also be charged the reasonable costs associated with issuing a stock certificate or similar matters.

(r)   Notice of Disqualifying Disposition. Each Participant who participates in a Section 423 Offering and is subject to taxation in the United States shall give the Company prompt written notice of any disposition or other transfer of shares of Common Stock acquired pursuant to the exercise of a Purchase Right granted under the Plan if such disposition or transfer is made within two years after the Grant Date or within one year after the Purchase Date.

<u>Code Section 409A; Tax Qualification</u>. Purchase Rights to purchase shares of Common Stock granted under a Section 423 Offering are exempt from the application of Code Section 409A. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that a Purchase Right granted under the Plan may be subject to Code Section 409A or that any provision in the Plan would cause a Purchase Right under the Plan to be subject to Code Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding Purchase Right granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the Participant's consent, to exempt any outstanding Purchase Right or future Purchase Right that may be granted under the Plan from or to allow any such Purchase Rights to comply with Code Section 409A, but only to the extent any such amendments or action by the Committee would not violate Code Section 409A. Notwithstanding the foregoing, the Company shall not have any obligation to indemnify or otherwise protect the Participant from any obligation to pay any taxes, interest or penalties pursuant to Code Section 409A. The Company makes no representation that the Purchase Right to purchase shares of Common Stock under the Plan is compliant with Code Section 409A.